ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 REGISTRATION STATEMENT OF KENTUCKY FIRST FEDERAL BANCORP, INC. IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

RECD S.E.C.
SEP 1 0 2004
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

04043329

Kentucky First Federal Bancorp, Inc. (in organization)	0001297341
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Exhibit 99.1 to the Form S-1 Registration Statement	333-119041
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
SEP 17 2004
THOMSON
FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hazard, Commonwealth of Kentucky, on September 7, 2004.

KENTUCKY FIRST FEDERAL BANCORP, INC.
(in organization)

By: /s/ Tony D. Whitaker
Tony D. Whitaker
Chief Executive Officer and Chairman

00242494.WPD

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Kentucky First Federal Bancorp
Hazard, Kentucky

As Of:
August 27, 2004

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Kentucky First Federal Bancorp
Hazard, Kentucky

As Of:

August 27, 2004

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017
(614) 766-1426
(614) 766-1459 FAX

September 10, 2004

Board of Directors
First Federal Savings & Loan Association
479 Main Street
P.O. Box 1069
Hazard, Kentucky 41701-1776

To the Board:

We hereby submit an independent appraisal of the pro forma market value of the to-be-issued stock of Kentucky First Federal Bancorp ("Corporation"), which is the mid-tier holding company of First Federal Savings and Loan Association, Hazard, Kentucky ("First Federal" or the "Association"). The Corporation is a subsidiary of First Federal, MHC. Such stock is to be issued in connection with the application to complete a minority stock offering by the Corporation with First Federal, MHC, to own 55.0 percent of the Corporation. The minority stock offering will also be issued in connection with the Corporation's acquisition of Frankfort First Bancorp, Inc., the holding company for First Federal Savings Bank of Frankfort. This appraisal was prepared and provided to the Association in accordance with the appraisal requirements and regulations of the Office of Thrift Supervision of the United States Department of the Treasury.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by First Federal and the material provided by the independent auditors, Grant Thornton LLP, Cincinnati, Ohio, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Association's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of First Federal and First Federal Savings Bank of Frankfort, with the law firm of Muldoon Murphy Faucette & Aguggia LLP, Washington, D.C., the Association's conversion counsel, and with Grant Thornton, LLP. Further, we viewed the Association's and the Bank's local economy and primary market areas.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be updated as required and will give consideration to any new developments in the Association's operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in such appraisal update.

It is our opinion that as of August 27, 2004, the pro forma market value or appraised value of the Corporation is $65,000,000 at the midpoint, with a minority offering level of $29,250,000 or 2,925,000 shares at $10 per share, representing 45.0 percent of the total valuation with 45.0 percent of these minority shares or 1,316,250 shares to be issued to the shareholders of Frankfort First Bancorp. The pro forma valuation range of the Corporation is from a minimum of $55,250,000 to a maximum of $74,750,000, with a maximum, as adjusted, of $85,962,500, representing offering levels, including shares issued to Frankfort First Bancorp of $24,862,500 at the minimum to a maximum of $33,637,500, with a maximum, as adjusted, of $38,683,125, representing 2,486,250 shares, 3,363,750 shares and 3,868,312 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of Kentucky First Federal Bancorp as of August 27, 2004, is $65,000,000 at the midpoint.

Very truly yours,

KELLER & COMPANY, INC.

Keller & Company, Inc.

TABLE OF CONTENTS

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

LIST OF EXHIBITS (cont.)

LIST OF EXHIBITS (cont.)

ALPHABETICAL EXHIBITS **PAGE**

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of Kentucky First Federal Bancorp (the "Corporation"), a Delaware corporation. The Corporation is offering common stock in connection with the reorganization of First Federal Savings and Loan Association of Hazard ("First Federal" or the "Association"), Hazard, Kentucky, into the mutual holding company form of organization. The Corporation will be formed as a mid-tier holding company to own all of the common stock of First Federal. Immediately after completion of the reorganization, the Corporation intends to acquire, by merger, Frankfort First Bancorp, Inc. ("Frankfort First" or "the Bancorp"), the holding company for First Federal Savings Bank of Frankfort ("the Bank"), Frankfort, Kentucky. In addition to the shares the Corporation is selling in the reorganization offering, it will issue additional shares to shareholders of the Bancorp in connection with the merger. The shareholders of the Bancorp may elect to exchange each share of the Bancorp for either $23.50 in cash or 2.35 shares of the Corporation. The Corporation will be majority owned by First Federal MHC, a federally-chartered mutual holding company. Under the Plan of Conversion, the Corporation will be majority owned by First Federal MHC, which will own 55.0 percent of the Corporation. The Corporation will issue 45.0 percent of the appraised value of the Corporation as determined in this Report in a combined minority stock offering and a shares distribution to the owners in the Bancorp.

The Application is being filed with the Office of Thrift Supervision ("OTS") of the Department of the Treasury and the Securities and Exchange Commission ("SEC"). Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Association's management and the Association's conversion counsel, Muldoon Murphy Faucette & Aguggia LLP, Washington, D.C.

This conversion appraisal was prepared based on the guidelines provided by OTS entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization", in accordance with the OTS application requirements

Introduction (cont.)

of Regulation §563b and the OTS's Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Corporation after conversion and recognizing the planned merger would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Association is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

In preparing this conversion appraisal, we have reviewed the financial statements for the five fiscal years ended June 30, 2000 through 2004, for First Federal and the Bancorp, and discussed them with First Federal's and the Bank's management and with First Federal's and the Bank's independent auditors, Grant Thornton LLP, Cincinnati, Ohio. We have also discussed and reviewed with management of First Federal and the Bank other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form SB-2 and the Association's preliminary Form MHC and discussed them with management and with the Association's conversion counsel.

We have visited First Federal's and the Bank's offices and have traveled the surrounding areas. We have studied the economic and demographic characteristics of the primary market area, and analyzed First Federal's and the Bank's primary market areas relative to Kentucky and the United States. We have also examined the competitive market within which each institution operates, giving consideration to each area's numerous financial institution offices, mortgage

Introduction (cont.)

banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of First Federal and the Bancorp to those selected institutions with a focus on First Federal.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the minority stock offering in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF HAZARD AND FIRST FEDERAL SAVINGS BANK OF FRANKFORT

GENERAL

First Federal was chartered in 1960 as a federally-chartered mutual savings and loan association with the name First Federal Savings and Loan Association of Hazard. First Federal Savings Bank of Frankfort was originally founded in 1934 and reorganized in 1936 as First Federal Savings and Loan Association. In 1989, the charter was changed to a federal savings bank with the name changed to First Federal Savings Bank of Frankfort. The Bancorp was formed in 1994, and the Bank converted to stock form in 1995.

First Federal conducts its business from its main office in Hazard, Kentucky, located in southeastern Kentucky. The Association serves its customers from its single office. The Association's primary market area is focused on Perry County, where its office is located and extends into the surrounding counties of Letcher, Knott, Breathitt, Leslie and Clay Counties.

The Bank conducts its business from its main office and two branches in Franklin County, all in Frankfort. The Bank's market area is focused on Franklin County in central Kentucky..

First Federal's and the Bank's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Savings Association Insurance Fund ("SAIF"). First Federal and the Bank are also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). First Federal and the Bank are members of the Federal Home Loan Bank (the "FHLB") of Cincinnati and will be regulated by the OTS and by the FDIC. As of June 30, 2004, First Federal had assets of $139,823,000, deposits of $98,751,000 and equity of $31,043,000. The Bank had assets of $138,118,000, deposits of $75,025,000 and equity of $17,514,000.

First Federal is a community-oriented institution which has been principally engaged in the business of serving the financial needs of the public in its local community and throughout its primary market area. First Federal has been involved in the origination of residential

General (cont.)

mortgage loans secured by one- to four-family dwellings, including construction loans, which represented 60.2 percent of its loan originations during the fiscal year ended June 30, 2004, and a greater 82.1 percent of its loan originations during fiscal year 2003. Consumer loan originations, comprised of loans on deposit accounts, represented a strong 35.8 percent and 14.9 percent of total originations for the same respective time periods. At June 30, 2004, 88.7 percent of its gross loans consisted of residential real estate loans on one- to four-family dwellings, excluding construction loans, compared to a higher 91.3 percent at June 30, 2003, with the primary sources of funds being retail deposits from residents in its local communities and FHLB advances. The Association is also an originator of multi-family and commercial real estate loans, construction loans and consumer loans. Consumer loans consist entirely of loans on deposits accounts. The Bank has also focused its lending activity on loans secured by one- to four-family dwellings, excluding home equity loans, which represented 89.5 percent of the Bank's loan portfolio at June 30, 2004, and were responsible for 71.2 percent of loan originations for the fiscal year ended June 30, 2004.

The Association had $80.1 million, or a high 57.3 percent of its assets in cash and investments excluding FHLB stock which totaled $1.8 million or 1.3 percent of assets. The Association had $23.0 million of its investments in mortgage-backed and related securities representing 16.5 percent of assets. Deposits, FHLB advances and equity have been the primary sources of funds for the Association's lending and investment activities.

The Bank had a much lesser $6.0 million in cash, investments and mortgage-backed securities at June 30, 2004, representing a modest 4.3 percent of assets.

The total amount of stock to be sold to the public by the Corporation in the minority stock offering will be $16,087,500 or 1,608,750 shares at $10 per share based on the midpoint of the appraised value of $65.0 million, representing 45.0 percent of the total value, excluding the $13,162,500 or 45.0 percent exchanged to the shareholders of the Bancorp. The net conversion proceeds will be $28.0 million, reflecting conversion expenses of approximately $1,208,000.

General (cont.)

The actual cash proceeds to the Association of $7.4 million will represent 50.0 percent of the net conversion proceeds, excluding the $13.2 million exchanged to the shareholders of the Bancorp. The ESOP will represent 8 percent of 49.0 percent of the valuation, or 254,800 shares at $10 per share, representing $2,548,000. The Association's net proceeds will be used to pay a dividend to the Bancorp combined with an additional one time dividend of $12,172,000 with these funds to be used to fund the cash portion of the purchase of Kentucky First. The one-time dividend exceeding the net conversion proceeds will vary at each level of the offering, representing $15,264,000 at the minimum down to $4,552,000 at the super max. The Corporation can use its proceeds to fund the ESOP, to purchase short- and intermediate-term government or federal agency securities or to invest in short-term deposits, to pay dividends, etc., and actually plans to use its proceeds to fund the cash portion of the acquisition of Frankfort First as mentioned previously.

First Federal has seen a minimal deposit increase over the past four fiscal years with deposits increasing 5.3 percent from June 30, 2000 to June 30, 2004, or an average of 1.3 percent per year. From June 30, 2003, to June 30, 2004, deposits decreased by 5.8 percent, compared to a 2.0 percent growth rate in fiscal 2003. The Association has focused on residential real estate loan activity during the past five years, monitoring its net interest margin, noninterest expenses and earnings and maintaining its equity to assets ratio. Equity to assets increased slightly from 21.82 percent of assets at June 30, 2000, to 22.42 percent at June 30, 2004, due to stable earnings combined with modest growth in assets.

The Bank's deposit level has also decreased from 2000 to 2004 by 9.1 percent or 2.3 percent annually. Deposits decreased by 0.8 percent in fiscal 2004. The Bank's equity to asset ratio has remained stable, decreasing slightly from 12.9 percent at June 30, 2000, to 12.7 percent at June 30, 2004.

General (cont.)

First Federal's primary lending strategy has been to focus on the origination of fixed-rate one-to four-family loans, the origination of construction loans, the origination of multi-family loans, and the origination of deposit loans.

First Federal's share of one- to four-family mortgage loans has decreased modestly, from 91.3 percent of gross loans at June 30, 2003, to 88.7 percent as of June 30, 2004. Commercial real estate and multi-family loans decreased from 3.5 percent of loans to 3.1 percent from June 30, 2003, to June 30, 2004, respectively, while construction loans decreased from 1.1 percent to 0.4 percent during the same time period. All types of real estate loans as a group decreased modestly from 95.9 percent of gross loans at June 30, 2003, to 92.1 percent at June 30, 2004. The decrease in real estate loans was offset by the Association's increase in consumer loans. The Association's share of consumer loans witnessed an increase in their share of loans from 7.2 percent at June 30, 2003, to 10.5 percent at June 30, 2004, and the dollar level of consumer loans increased from $2.9 million to $3.5 million.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain a higher level of general valuation allowances. At June 30, 2000, First Federal had $642,000 in its loan loss allowance or 1.09 percent of gross loans and 48.97 percent of nonperforming loans, which increased to $665,000 and represented a higher 1.93 percent of gross loans and 57.6 percent of nonperforming loans at June 30, 2004.

The Bank's share of one- to four-family loans was a strong 89.5 percent at June 30, 2004, changing only slightly from 90.2 percent at June 30, 2003. Commercial real estate and agricultural loans represented 5.1 percent of loans at June 30, 2004, rising from 3.8 percent at June 30, 2003. Real estate loans, excluding home equity loans, represented a strong 94.9 percent June 30, 2004, decreasing from 95.3 percent at June 30, 2003. Consumer loans for the Bank

General (cont.)

were comprised of home equity loans and savings account loans and represented 5.1 percent of gross loans at June 30, 2004, up from 4.7 percent at June 30, 2003.

Interest income from loans and investments has been the basis of earnings with the net interest margin being the key determinant of net earnings but a greater emphasis on noninterest income. With a dependence on net interest margin for earnings, current management will focus on continuing to strengthen the Association's and the Bank's net interest margin without undertaking excessive credit risk combined with maintaining the Association's and the Bank's interest risk position and continuing to strive to increase noninterest income.

PERFORMANCE OVERVIEW

First Federal's financial position at year end June 30, 2000 through June 30, 2004, is shown in Exhibits 1 through 4. Exhibit 5 provides selected financial data at June 30, 2000, through 2004 for First Federal. First Federal has focused on modestly growing its asset base and maintaining its equity ratio, increasing its cash and investments and mortgage-backed securities to offset its shrinkage in loans. The impact of these trends, recognizing the change in interest rates, has been a decrease in net interest rate spread from 2.37 percent at June 30, 2000, to 2.04 percent at June 30, 2004. First Federal has experienced a modest increase in assets from June 30, 2000, through June 30, 2004, with a smaller increase in deposits, a moderate increase in FHLB advances in 2004 and a modest increase in the dollar level of equity over the past five periods.

The Bancorp's financial position at year end June 30, 2000 through 2004, is shown in Exhibits 1(a) through 4(a). Exhibit 5(a) shows selected financial data for the Bancorp at June 30, 2000 through June 30, 2004. Frankfort First has experienced a shrinkage in assets and deposits from June 30, 2000 through June 30, 2004, more than offsetting First Federal's growth in assets and deposits. Such trend for the Bancorp has resulted in a decrease in net interest spread from 2.24 percent in 2000 to 1.19 percent in 2004. The Bancorp has experienced minimal change in its high level of FHLB advances and has experienced a decrease in its equity to asset ratio from June 30, 2000 to June 30, 2004.

First Federal witnessed a total increase in assets of $15.3 million or 12.3 percent for the period of June 30, 2000, to June 30, 2004, representing an average annual increase in assets of 3.1 percent. For the year ended June 30, 2004, assets increased $3.7 million or 2.7 percent. Over the past four fiscal periods, the Association experienced its largest dollar rise in assets of $5.3 million in fiscal year 2001, which represented a modest 4.3 percent increase in assets funded by a rise in deposits of $6.6 million.

Performance Overview (cont.)

Frankfort First witnessed a decrease in assets of $7.3 million or 5.0 percent from June 30, 2000 through June 30, 2004. The decrease was focused on a decrease in assets of $8.9 million in 2002 with a $6.9 million decrease in deposits in 2002.

The Association's net loan portfolio, including mortgage loans and nonmortgage loans, decreased from $58.1 million at June 30, 2000, to $33.6 million at June 30, 2004, and represented a total decrease of $24.5 million, or a strong 42.2 percent. The average annual decrease during that period was 10.5 percent. For the year ended June 30, 2004, loans decreased $7.0 million or 17.3 percent.

The Bank's net loan portfolio also decreased but at a more moderate pace of $12.5 million or 9.1 percent from June 30, 2000 through June 30, 2004, representing an average annual decrease of 2.3 percent.

First Federal has pursued obtaining funds through deposits and occasionally through FHLB advances in accordance with the demand for loans. The Association's competitive rates for deposits in its local market in conjunction with its focus on service have been the sources for attracting retail deposits. Deposits increased $4.9 million or 5.2 percent from 2000 to 2004, with an average annual rate of increase of only 1.3 percent. The Association's largest fiscal year deposit growth was in 2001, when deposits increased $6.6 million or a moderate 7.0 percent. The Association's FHLB advances decreased from $2.0 million at June 30, 2000, to zero at June 30, 2001, and then increased to $9.0 million at June 30, 2004.

The Bank has obtained its funds through deposits and FHLB advances. Deposits decreased $7.5 million from 2000 through 2004, representing a 9.1 percent decrease or an average of 2.3 percent. The Bank's FHLB advances totaled a significant $43.7 million at June 30, 2004, representing 31.7 percent of assets. FHLB advances were a similar $42.1 million or 28.9 percent of assets at June 30, 2000.

Performance Overview (cont.)

First Federal has been able to increase its dollar equity level each fiscal year from 2000 through 2004. At June 30, 2000, the Association had equity of $27.0 million, representing a 21.72 percent equity to assets ratio and then increased to $31.0 million at June 30, 2004, representing a similar 22.20 percent equity to assets ratio. The overall stability in the equity to assets ratio from 2000 to 2004 is the result of the Association's moderate earnings performance impacted by the Association's modest growth in assets. The dollar level of equity increased 14.8 percent from June 30, 2000, to June 30, 2004, representing an average annual increase of 3.7 percent.

Frankfort First has witnessed a decrease in its equity level in three of the past four years with a total decrease of 7.0 percent or an average of 1.7 percent a year. The decrease is the result of the Bancorp's dividends exceeding earnings. Frankfort First's equity ratio decreased from 12.94 percent at June 30, 2000, to 12.68 percent at June 30, 2004.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for First Federal, reflecting the Association's income and expense trends, and Exhibit 6(a) provides selected operating data for Frankfort First. These tables provide key income and expense figures in dollars for the fiscal years of 2000 through 2004.

First Federal witnessed an overall decrease in its dollar level of interest income from June 30, 2000, to June 30, 2004, due to the decrease in interest rates in the market and at the Association. Interest income was $8.6 million in 2000 and a higher $8.8 million in 2001. This trend reversed in 2002 and continued to decrease each year from 2002 through 2004. For the year ended June 30, 2004, interest income was $5.6 million, compared to a higher $6.3 million in 2003.

Frankfort First also witnessed an overall decrease in interest income from 2000 through 2004 after an increase in 2001. Interest income was $10.1 million in 2000 and a lesser $7.7 million in 2004, decreasing from $8.7 million in 2003.

The Association's interest expense experienced a similar trend with an overall decrease from fiscal year 2000 to 2004, with an increase in 2001. Interest expense increased $643,000 or 13.9 percent from 2000 to 2001, compared to a smaller dollar increase in interest income of $227,000 or 2.6 percent increase for the same time period. Interest expense then decreased $3.1 million or 57.8 percent from 2001 to 2004, compared to a decrease in interest income of $3.2 million or 36.6 percent. The decrease in interest income in 2003, notwithstanding the decrease in interest expense, resulted in a larger dollar decrease in annual net interest income of $2.9 million or 6.7 percent for the fiscal year ended June 30, 2003, and a moderate decrease in net interest margin. Interest expense decreased $1.2 million or 34.7 percent in 2004, compared to a smaller $712,000 decrease in interest income and a modest increase in net interest spread. Net interest income decreased from $4.0 million in 2000, to $3.4 million in 2004.

Income and Expense (cont.)

Frankfort First experienced a similar trend regarding interest income, interest expense and net interest spread. Net interest spread continued to decrease in 2004 for Frankfort First.

The Association has made provisions for loan losses in each of the past five fiscal years of 2000 through 2004. The amounts of those provisions were determined in recognition of the Association's levels of nonperforming assets, charge-offs, any repossessed assets, the Association's change in lending activity, and industry norms. The loan loss provisions were $120,000 in 2000, $97,000 in 2001, $123,000 in 2002, $66,000 in 2003 and $10,000 in 2004. The impact of these loan loss provisions has been to provide First Federal with a general valuation allowance of $665,000 at June 30, 2004, or 1.93 percent of gross loans and 55.4 percent of nonperforming assets.

Total other income or noninterest income indicated a rising trend from fiscal year 2000 through 2003 and then a decrease in 2004 due to a loss on the sale of real estate owned. The highest level of noninterest income was in fiscal year 2002 at $414,000 or 0.31 percent of assets, including $274,000 in gains on the sale of securities. The lowest level of noninterest income was a loss of $35,000 in 2004, representing 0.03 percent of assets. The average noninterest income level for the past five fiscal years was $176,400 or 0.13 percent of average assets. Noninterest income consists primarily of other income and gains on the sale of investments, net of losses on sales of securities and real estate owned.

The Association's general and administrative expenses or noninterest expenses increased from $1.4 million for the fiscal year of 2000 to $2.2 million for the fiscal year ended June 30, 2004. The largest dollar increase in noninterest expenses was $633,000 from 2001 to 2002. This larger increase in noninterest expenses was due primarily to the Association's charitable contribution to the local community. Noninterest expenses were also higher in 2004, due to the funding of the Association's defined benefit plan. On a percent of average assets basis, operating expenses increased from 1.13 percent of average assets for the fiscal year ended June 30, 2000,

Income and Expense (cont.)

to 1.62 percent for the fiscal year ended June 30, 2004. Core operating expenses to assets were a lesser 1.11 percent in 2004.

The net earnings position of First Federal has indicated stable but declining earnings from 2000 to 2004. The annual net income figures for the fiscal years of 2000 to 2004 were $1,723,000, $1,467,000, $951,000, $1,050,000 and $761,000, respectively, representing returns on average assets of 1.40 percent, 1.15 percent, 0.87 percent, 0.77 percent and 0.56 percent for fiscal years 2000 through 2004, respectively.

The net earnings position of Frankfort First also indicated a declining trend from 2000 to 2004. The Bancorp's return on average assets decreased from 1.11 percent in 2000 to 0.69 percent in 2004.

Exhibit 7 provides the Association's normalized earnings or core earnings for the twelve months ended June 30, 2004. The Association's normalized earnings eliminate any nonrecurring income and expense items. There was an adjustment to income to reduce the Association's level of losses on real estate owned, and there was an adjustment to expenses to reduce the additional compensation expense to fund the defined benefit plan.

The key performance indicators comprised of selected performance ratios, asset quality ratios and capital ratios are shown in Exhibits 8 and 8(a) to reflect the results of performance for the Association and the Bancorp. The Association's return on assets decreased from 1.40 percent in 2000 to 1.15 percent in fiscal year 2001 and then to a lesser of 0.87 percent in fiscal year 2002. It then decreased to 0.77 percent in 2003 and was a much lower 0.56 percent in 2004.

The Bancorp's return on assets indicated a similar declining trend. Frankfort First's return on average assets decreased from 1.11 percent in 2000 to 1.06 percent in 2001, to 0.91 percent in 2002 and then increased slightly to 0.94 percent in 2003 before decreasing significantly to 0.69 percent in 2004.

Income and Expense (cont.)

The Association's average net interest rate margin decreased from 3.32 percent in 2000 to 3.14 percent in 2001, to 2.87 percent in 2002, to 2.18 percent in fiscal year 2003, and then increased to 2.54 percent in fiscal 2004. The Association's net interest spread indicated a similar overall trend, increasing from 2.37 percent in 2000 to 2.42 percent in 2001 and then decreased to 1.63 percent in 2002, declining to 1.46 percent in fiscal year 2003, and then increasing to 2.04 percent in fiscal year 2004. First Federal's average net interest rate spread decreased 33 basis points from 2000 to 2004 to 2.04 percent from 2.37 percent in 2000. The Association's net interest margin followed a similar declining trend, decreasing 78 basis points to 2.54 percent in 2004 from 3.32 percent in 2000.

The Association's return on average equity decreased from 2000 to 2004. The return on average equity decreased from 6.53 percent in 2000 to 2.44 percent in fiscal year 2004. Frankfort First's return on average equity also decreased from 2000 to 2004. The return on average equity for the Bancorp decreased from 7.89 percent in 2000 to 5.32 percent in 2004.

First Federal's ratio of interest-earning assets to interest-bearing liabilities increased modestly from 124.57 percent at June 30, 2000, to 129.55 percent at June 30, 2004. Frankfort First's ratio of interest-earning assets to interest-bearing liabilities decreased from 115.73 in 2000 to 114.43 percent in 2004.

The Association's ratio of noninterest expenses to average assets increased from 1.13 percent in fiscal year 2000 to a higher 1.62 percent in fiscal year 2004, due to the Association's higher compensation costs in 2004. Frankfort First's noninterest expense to average assets ratio increased from 1.20 percent in 2000 to 1.36 percent. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The industry norm is 58.3 percent with the lower the ratio indicating higher efficiency. The Association has been characterized with a higher level of efficiency, historically, reflected in its lower efficiency ratio, which increased from 33.10 percent in 2000 to 65.24 percent in 2004. The ratio is a lower 47.61 percent based on core expenses in 2004. Frankfort First has also been characterized with a lower efficiency ratio which was 29.54 percent in 2000 and increased to 36.75 percent in 2004.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming assets to total assets is a key indicator of asset quality. First Federal witnessed a decrease in its nonperforming asset ratio from 2000 to 2004, and the ratio was below the industry norm. Nonperforming assets, in general, consist of loans delinquent 90 days or more, nonaccruing loans, real estate owned and repossessed assets. First Federal's nonperforming assets consisted of all these items in 2000 through 2003 with no real estate owned in 2004. The ratio of nonperforming assets to total assets was 1.14 percent at June 30, 2000, then decreased to 1.05 percent at June 30, 2001, and then increased to 1.17 percent at June 30, 2002. At June 30, 2004, First Federal' s ratio of nonperforming assets to total assets decreased to 0.83 percent of assets, still higher than industry averages.

Frankfort First is characterized with a lower share of nonperforming assets of 0.27 percent at June 30, 2004, decreasing from 0.35 percent at June 30, 2000.

Another indicator of asset quality is the Association's ratio of allowance for loan losses to total loans and also to nonperforming loans. The Association's allowance for loan losses was 1.12 percent of loans at June 30, 2000, and increased to 1.93 percent at June 30, 2004, with the increase due to the Association's decrease in loans. As a percentage of nonperforming loans, First Federal's allowance for loan losses was 49.73 percent in 2000 and 57.63 percent in 2004.

Frankfort First's allowance for loan losses to total loans is a much lower 0.07 percent of loans at June 30, 2004, and a lower 22.04 percent of nonperforming loans at June 30, 2004.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal years of 2003 and 2004. In fiscal year 2003, net interest income decreased $278,000, due to a decrease in interest income of $1,427,000 reduced by a $1,149,000 decrease in interest

Income and Expense (cont.)

expense. The decrease in interest income was due to an increase due to volume of $983,000, reduced by a decrease due to rate of $2,410,000. The decrease in interest expense was due to a decrease due to rate of $2,006,000, reduced by an increase due to volume of $857,000.

For the fiscal year ended June 30, 2004, net interest income increased $467,000 due to a $1,179,000 decrease in interest expense reduced by a $712,000 decrease in interest income. The decrease in interest income was due to a $641,000 decrease due to rate accented by a $71,000 decrease due to volume. The decline in interest expense was the result of a decrease due to rate of $1,068,000 accented by a decrease due to volume of $111,000. Frankfort First experienced similar decreases in interest income and interest expense due to the decrease in interest rates.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended June 30, 2002, 2003 and 2004 can be seen in Exhibit 10 for First Federal and in Exhibit 10(a) for Frankfort First, which offer summaries of key yields on interest-earning assets and costs of interest-bearing liabilities.

First Federal's weighted average yield on its loan portfolio decreased 224 basis points from fiscal year 2002 to 2004, from 9.66 percent to 7.42 percent. The yield on investment securities decreased 303 basis points from 6.25 percent in 2002 to 3.22 percent in fiscal year 2004. The yield on mortgage-backed securities decreased 457 basis points from 9.16 percent in 2002 to 4.59 percent in 2004. The yield on other interest-earning deposits decreased 136 basis points from fiscal year 2002 to 2004, from 2.51 percent to 1.15 percent. The combined weighted average yield on all interest-earning assets decreased 285 basis points to 4.20 percent from fiscal year 2002 to 2004, reflecting the lower share of loans.

Frankfort First also witnessed a decrease in its weighted average yield on interest-earning assets of 130 basis points from 6.94 percent in 2002 to 5.64 percent in 2004.

First Federal' s weighted average cost of interest-bearing liabilities decreased 326 basis points to 2.16 percent from fiscal year 2002 to 2004, which was less than the Association's 285 basis point decrease in yield, resulting in an increase in the Association's interest rate spread of 41 basis points from 1.63 percent to 2.04 percent from 2002 to 2004. The Association's net interest margin decreased from 2.87 percent in fiscal year 2002 to 2.18 percent in fiscal year 2003, and then increased to 2.54 percent in fiscal year 2004.

Frankfort First witnessed a decrease in its net interest spread and net interest margin from 2002 to 2004. Net interest spread decreased 11 basis points from 2002 to 2004 to 1.92 percent, and net interest margin decreased 26 basis points from 2002 to 2004 to 2.39 percent in 2004.

INTEREST RATE SENSITIVITY

First Federal has monitored its interest rate sensitivity position and focused on maintaining a minimal level of interest rate risk exposure by establishing a strong equity position to offset its higher share of fixed-rate loans. First Federal recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and market value of portfolio equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative liabilities commonly referred to as an institution's "gap". The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in market value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. First Federal has responded to the interest rate sensitivity issue by maintaining a higher equity to assets position.

The Association measures its interest rate risk through the use of its net portfolio value ("NPV") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheet contracts. The NPV for the Association is calculated on a quarterly basis, by the OTS, showing the Association's NPV to asset ratio and the change in the NPV ratio for the Association under rising and falling interest rates. Such changes in NPV ratio under changing rates are reflective of the Association's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Exhibit 11 provides the Association's NPV levels as of June 30, 2004, based on OTS calculations and the changes in the Association's NPV levels under rising and declining interest rates. The focus of this exposure table is a 200 basis points change in interest rates either up or down.

The Association's change in its NPV level at June 30, 2004, based on a rise in interest rates of 100 basis points was a 10.0 percent decrease, representing a dollar decrease in equity value of $3,794,000. In contrast, based on a decline in interest rates of 100 basis points, the Association's NPV level was estimated to witness an increase of 3.0 percent or $1,064,000 at June 30, 2004. The Association's exposure increases to a 19.0 percent decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $6,798,000. The Association's exposure is not measurable based on a 200 basis point decrease in interest rates due to the current low interest rate environment.

The Association's post shock NPV ratio based on a 200 basis point rise in interest rates is 21.62 percent and indicates a 350 basis point decrease from its 25.12 percent based on no change in interest rates.

The Bank's interest rate risk position is shown in Exhibit 11(a). The Bank's post shock NPV ratio based on a 200 basis point rise in interest rates is 8.77 percent and indicates a 340 basis point decrease from its 12.16 percent NPV ratio based on no change in interest rates. These interest rate risk measures result in a moderate interest rate risk position for First Federal of Frankfort.

The Association is aware of its minimal interest rate risk exposure under rapidly rising rates and falling rates. Due to First Federal's recognition of the need to control its interest rate exposure, the Association has maintained a higher share of short term and adjustable-rate investment securities and mortgage-backed securities. The Association will also continue to focus on maintaining its stronger NPV ratio.

LENDING ACTIVITIES

First Federal has focused its limited lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings and on limited occasions the origination of nonresidential real estate loans, including multi-family loans and construction loans. The Association also offers loans on deposit accounts (passbook loans). Exhibit 12 provides a summary of First Federal's loan portfolio, by loan type, at June 30, 2003 and 2004, and Exhibit 12a provides similar information for the Bank.

Residential loans secured by one- to four-family dwellings was the primary loan type representing 88.7 percent of the Association's net loans as of June, 2004. This share has seen a modest decrease from 91.3 percent at June 30, 2003. The second largest loan type as of June 30, 2004, was passbook loans, which comprised a moderate 10.5 percent of net loans compared to 7.2 percent as of June 30, 2002. The third key loan type was nonresidential real estate loans, which represented 2.3 percent of net loans as of June 30, 2004, compared to a higher 2.8 percent at June 30, 2003. Construction loans represent a minimal size loan category for First Federal. Construction loans totaled only $130,000 and represented 0.4 percent of net loans at June 30, 2004, compared to a higher 1.1 percent at June 30, 2003. The multi-family loan category was the remaining loan type at June 30, 2004, and represented a minimal 0.8 percent of net loans compared to 0.7 percent at June 30, 2003. The overall mix of loans has witnessed minimal change from fiscal year-end 2003 to June 30, 2004, with the Association having decreased its shares of residential mortgage loans, construction loans and nonresidential loans to offset its increases in multi-family loans and passbook loans.

The emphasis of First Federal's lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located in First Federal's market area, which includes Perry, Letcher, Knott, Breathitt, Leslie and Clay Counties. At June 30, 2004, 88.7 percent of First Federal's gross loans consisted of loans secured by one- to four-family residential properties.

Lending Activities (cont.)

The Bank also focused its lending activity on one- to four-family mortgage loans, which represented 89.5 percent of gross loans at June 30, 2004 (reference Exhibit 12a). Nonresidential loans represented 5.1 percent of loans and consumer loans, including home equity loans, represented an identical 5.1 percent of loans. The Bank's lending market extends beyond Franklin County into Anderson, Scott, Shelby and Woodford Counties.

The Association's key mortgage loan product is a fixed-rate mortgage loan. The Association retains all of its fixed-rate mortgage loans. Fixed-rate mortgage loans have a maximum term of 25 years with most loans having a term of 20 years or less. The Association has not been active in adjustable-rate mortgage loans.

The Association's one- to four-family mortgage loans remain outstanding for shorter periods than their contractual terms, because borrowers have the right to refinance or prepay. These mortgage loans contain "due on sale" clauses which permit the Association to accelerate the indebtedness of the loan upon transfer of ownership of the mortgage property.

The Bank offers several types of adjustable-rate mortgage loans ("ARMs") with adjustment periods of one, three and five years. The interest rates in ARMs are generally indexed to the National Average Contract Interest Rate for Major Lenders on the Purchase of Previously Occupied Homes. ARMs have a maximum rate adjustment of 1.0 percent at each adjustment period and 5.0 percent for the life of the loan.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at First Federal, even though the Association is permitted to make loans up to a higher loan-to-value ratio, and such loans require private mortgage insurance or additional collateral.

The Bank makes loans up to 100 percent of loan-to-value but does require private mortgage insurance for the amount in excess of the 80.0 percent loan-to-value ratio. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership.

Exhibit 13 provides a loan maturity schedule of First Federal. At June 30, 2004, 14.6 percent of the Association's loans due after June 30, 2004 had maturities of one year or less. The Association had a much larger 66.2 percent of its loans at June 30, 2004, due in more than five years with another 19.2 percent due in one year to five years.

As indicated in Exhibit 14, First Federal experienced a significant decrease in its one-to four-family loan originations and total loan originations from fiscal year 2002 to 2004. Total loan originations in fiscal year 2002 were $10.4 million compared to $5.0 million in fiscal year 2004, reflective of a slow down in mortgage loan refinancings. The decrease in residential real estate loan originations from 2002 to 2004 of $5.4 million constituted 100.0 percent of the $5.4 million aggregate decrease in total loan originations from 2002 to 2004, with multi-family loans increasing $90,000 and consumer loans increasing $652,000. Loan originations on residential real estate loans represented 78.2 percent of total loan originations in fiscal year 2002 and 55.1 percent in fiscal year 2004. Consumer loans represented 10.8 percent of total loan originations in 2002 and a larger 25.8 percent in 2004.

Loan originations for the Bank are shown in Exhibit 14a and indicate an increase in total loan originations from fiscal year 2002 to 2004. Total loan originations were $25.8 million in 2002 and increased to $30.6 million in 2004. Residential real estate loans represented 68.1 percent of loan originations in 2002 and a similar 71.2 percent in 2004.

Overall, loan originations for First Federal fell short of principal payments, loan repayments and other deductions in each of the periods. In fiscal 2002, loan originations fell short of reductions by $5.3 million and by $7.0 million in 2004. The impact of these reductions was a decrease in the loan portfolio from 2002 to 2004 by $17.9 million from $51.4 million in 2002 to $33.5 million in 2004.

NONPERFORMING ASSETS

First Federal understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with increases in their levels of nonperforming assets, have been forced to recognize significant charge-offs and have set aside major valuation allowances. A recent increase in nonperforming assets and charge-offs has been related to specific regions of the country and has also been associated with higher risk loans, including purchased commercial real estate loans and multi-family loans. First Federal has also been faced with such problems in the past and has made a concerted effort to control its nonperforming assets, recognizing the depressed nature of its local economy, and has been successful in controlling its nonperforming loans.

Exhibit 15 provides a summary of First Federal's delinquent loans at June 30, 2003 and 2004, indicating an overall increase in delinquent loans from June 30, 2003, to June 30, 2004. Loans delinquent 30 to 59 days totaled $2,730,000 at June 30, 2003, or 6.52 percent of gross loans with all of them real estate loans. At June 30, 2004, delinquent loans of 30 to 59 days totaled a higher $3,406,000 or a higher 9.88 percent of gross loans. Loans 60-89 days decreased from $830,000 at June 30, 2003, to $480,000 at June 30, 2004, representing 1.39 percent of loans in 2004.

First Federal's board reviews most loans delinquent 30 days or more on a monthly basis, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 15 days, the Association contacts the borrower. The Association then initiates both written and oral communication with the borrower if the loan remains delinquent and normally sends written notices after 30 days and 60 days of delinquency. When the loan becomes delinquent at least 90 days, the Association will normally commence foreclosure proceedings. The Association does not normally accrue interest on loans past due 90 days or more unless the loan is adequately collateralized and in the process of collection. Loans delinquent 90 days or more may be placed on a nonaccrual status, and at that point in time the Association pursues foreclosure procedures.

Exhibit 16 provides a summary of First Federal's nonperforming assets at June 30, 2002 through 2004. Nonperforming assets normally consist of loans 90 days or more past due, nonaccruing loans and repossessed assets. The Association has normally carried a higher level of nonperforming loans relative to its loans. First Federal's level of nonperforming assets ranged from a high dollar amount of $1,561,000 or 1.17 percent of total assets at June 30, 2002, to a low dollar amount of $1,140,000 or 1.04 percent of assets at June 30, 2003. The Association's nonperforming assets totaled $1,154,000 at June 30, 2004, representing 0.83 percent of assets and representing 3.35 percent of loans.

Exhibit 16a shows a summary of Frankfort First's nonperforming assets, which are comprised primarily of loans 90 days or more past due and also include real estate owned in 2002 and 2003, of $29,000 in 2003 and $311,000 in 2002. Nonperforming assets to total assets were 0.27 percent at June 30, 2004, down from 0.62 percent at June 30, 2002.

First Federal's level of nonperforming assets was almost identical to its level of classified assets. The Association's level of classified assets was $1,158,000 or 0.84 percent of assets at June 30, 2004 (reference Exhibit 17). The Association's classified assets consisted of $1,158,000 in substandard assets with no assets classified as doubtful or loss.

Exhibit 18 shows First Federal's allowance for loan losses at June 30, 2002 through 2004, indicating the activity and the resultant balances. First Federal has witnessed a modest decrease in its balance of allowance for loan losses from $735,000 at June 30, 2002, to $665,000 at June 30, 2004. The Association had provisions of $123,000 in 2002, $66,000 in 2003 and $10,000 in 2004. The Association had net charge-offs of $53,000 in fiscal 2002, $81,000 in fiscal 2003 and $65,000 in 2004. The Association's ratio of allowance for loan losses to gross loans was

Nonperforming Assets (cont.)

1.40 percent at June 30, 2002, and a higher 1.93 percent at June 30, 2004, due to the 34.7 percent decrease in loans. Allowance for loan losses to nonperforming loans was 47.70 percent at June 30, 2002, and a slightly higher 57.63 percent at June 30, 2004, both below industry averages.

Exhibit 18a shows the Bank's allowance for loan losses at June 30, 2002 through 2004, which was a modest $82,000. The Bank's allowance for loan losses represented 0.07 percent of loans at June 30, 2004, and a low 22.04 percent of nonperforming loans at June 30, 2004.

INVESTMENTS

The investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government and federal agency obligations and mortgage-backed securities. Exhibit 19 provides a summary of First Federal's investment portfolio at June 30, 2003 and June 30, 2004, excluding FHLB stock. The exhibit also includes a summary of the Association's mortgage-backed securities, which are held-to-maturity. Investment securities totaled $83.9 million at June 30, 2004, compared to $62.5 million at June 30, 2003. Included in these totals are $19.8 million in mortgage-backed securities that are held-to-maturity at June 30, 2004, and a much smaller $423,000 at June 30, 2003. The primary component of investment securities at June 30, 2004, was U.S. government and federal agency obligations, representing 76.4 percent of total investments, excluding FHLB stock compared to a higher 99.4 percent at June 30, 2003. The Association also had cash and interest-bearing deposits totaling $16.9 million at June 30, 2004, and a higher $30.3 million at June 30, 2003. The Association had $1,826,000 in FHLB stock at June 30, 2004, and a lesser $1,755,000 at June 30, 2003. The weighted average yield on investment securities was 3.07 percent for the year ended June 30, 2004.

Exhibit 19a provides a summary of the investment securities for the Bank. The Bank had a modest $7.8 million in interest-bearing deposits and investments, including FHLB stock at June 30, 2004, representing 5.6 percent of assets.

DEPOSIT ACTIVITIES

The mix of deposits by type at June 30, 2003 and 2004, is provided in Exhibit 20. There has been moderate change in total deposits and a minimal change in the deposit mix during this period. Total deposits have decreased from $104.8 million at June 30, 2003, to $98.8 million at June 30, 2004, representing a decrease of $6.0 million or 5.8 percent. Certificates of deposit have deceased from $63.0 million at June 30, 2003, to $55.2 million at June 30, 2004, representing a decrease of $7.8 million or 12.4 percent, while savings accounts have increased $1.8 million from $41.8 million at June 30, 2003, to $43.5 million at June 30, 2004 or 4.2 percent.

The mix of deposits for the Bank is shown in Exhibit 20a and shows the predominance of certificates of deposit at the Bank. At June 30, 2004, the Bank had 70.82 percent of deposits in certificates of deposit.

Certificates of deposit for the Association witnessed a decrease in their share of deposits, declining from a higher 60.2 percent of deposits at June 30, 2003, to a lower 55.9 percent of deposits at June 30, 2004. The major component of certificates at June 30, 2004, had rates between 2.00 percent and 2.99 percent and represented 44.8 percent of certificates. At June 30, 2003, the major component of certificates was also the 2.00 percent to 2.99 percent category with a lesser 43.6 percent of certificates. The category witnessing the strongest growth from June 30, 2003, to June 30, 2004, was certificates with rates between 1.00 percent and 1.99 percent, which increased $13.1 million during this time period. The category witnessing the largest decrease from June 30, 2003, to June 30, 2004, was certificates with rates between 3.00 percent and 3.99 percent, which declined a similar $13.5 million.

Exhibit 21 provides a breakdown of jumbo certificates in excess of $100,000 by maturity as of June 30, 2004. A strong 66.7 percent of the Association's certificates of deposit mature in one year or less. These jumbo certificates totaled $20.6 million and represented 20.9 percent of total deposits at June 30, 2004.

Deposit Activities (cont.)

Exhibit 21a provides a breakdown by maturity of the Bank's jumbo certificates of deposit with these certificates representing 14.1 percent of total deposit at June 30, 2004.

Exhibit 22 shows the Association's deposit activity for the two years ended June 30, 2003, and 2004. Excluding interest credited, First Federal experienced net decreases in deposits in each fiscal year. In fiscal year 2003, there was a net decrease in deposits of $1.3 million and a net decrease of $8.2 million in 2004. Including interest credited, there was a net increase in deposits in 2003 of $2.1 million and a smaller net decrease of $6.0 million in 2004 compared to the $8.2 million decrease. In fiscal year 2003, there was a net increase in deposits of $2.1 million, resulting in a 2.0 percent increase in deposits, including interest credited; and in 2004, there was a net decrease in deposits of $6.0 million or 5.8 percent.

BORROWINGS

First Federal has made occasional use of FHLB advances from June 30, 2000, to June 30, 2004. The Association had $9.0 million in FHLB advances at June 30, 2004, with an average rate of 2.78 percent compared to zero at June 30, 2001, 2002 and 2003 and then $2.5 million at June 30, 2000 (reference Exhibit 23).

The Bank has maintained much higher levels of FHLB advances which totaled $43.7 million at June 30, 2004, with an average cost of 5.83 percent. The Bank's FHLB advances were a similar $45.0 million at June 30, 2002, with an average cost of 6.09 percent.

SUBSIDIARIES

First Federal had no wholly-owned subsidiaries at June 30, 2004. Frankfort First has one wholly-owned subsidiary, Main Street Financial Services, Inc., a Kentucky corporation, formed in 2002 to sell nondeposit investment products to the customers of the Bank. Due to a change in regulations enabling the Bank to provide these same services, Main Street Financial's operations have been merged into the Bank.

OFFICE PROPERTIES

First Federal has one office at June 30, 2004, located in downtown Hazard, Kentucky (reference Exhibit 24). First Federal owns its office. The Association's net investment in fixed assets totaled $186,000 or 0.13 percent of assets at June 30, 2004.

The Bank has three offices in Frankfort comprised of a downtown office, an east side branch and a west side branch (reference Exhibit 24a). The Bank had an investment in fixed assets of $1,496,000 at June 30, 2004, representing 1.08 percent of assets.

MANAGEMENT

The president and chief executive officer of First Federal is Tony D. Whitaker, who is also a director. Mr. Whitaker joined the Association in 1997 as president and chief executive officer and been a director since 1993. Prior to joining First Federal, Mr. Whitaker was president of First Federal Savings Bank in Richmond, Kentucky, from 1988 to 1994 and from 1994 to 1996, served as president of the central Kentucky region and served on the board of Great Financial Bank, a $3.0 billion thrift holding company located in Louisville. Mr. Whitaker served as a director of the Federal Home Bank of Cincinnati from 1991 to 1997. Roy L. Pulliam, Jr., who joined the Association in 1970, is currently vice president and secretary.

Management (cont.)

The president and chief executive officer of the Bank is Danny A. Garland. Mr. Garland joined the Bank in 1975 and has served as a director since 1981. Mr. Garland currently serves on the board of the Kentucky Bankers Association. The executive vice president of the Bank is Don D. Jennings who is also secretary and a director of the Bank, as well as president and chief executive officer of Frankfort First Bancorp, Inc. Mr. Jennings has been with the Bank since 1991. R. Clay Hulette is vice president of the Bank and has been with the Bank since 1997. Mr. Hulette is a Certified Public Accountant and is also licenced to sell insurance and investment products. William C. Jennings serves as chairman of the board of the Bank and has been with the Bank since 1963. Mr. Jennings served as president and chief executive officer of the Bank from 1980 to 1998 and has been a director of the Bank since 1973.

II. DESCRIPTION OF PRIMARY MARKET AREA

First Federal's retail market area encompasses all of Perry County and extends into Breathitt, Clay, Knott, Leslie and Letcher Counties, Kentucky for its lending activity. The Association's single office is in the city of Hazard, located in Perry County.

Exhibit 26 provides a summary of key demographic data and trends for Hazard and Perry County, the five counties surrounding Perry County which are Breathitt, Clay, Knott, Leslie and Letcher Counties, Frankfort and Franklin County, Kentucky and the United States. From 1990 to 2000, population decreased in Hazard and in Perry County while in Kentucky and the United States, population increased. The population decreased by 11.3 percent in Hazard, by 3.3 percent in Perry County and increased by 9.7 percent in Kentucky and 13.2 percent in the United States. The estimated population in 2003 indicates minimal decreases in population from 2000 to 2003 in Hazard and in Perry County. Hazard's population level is estimated to have decreased 1.5 percent from 2000 to 2003, compared to a 3.3 percent decrease in Perry County. Population is estimated to have increased 2.6 percent in Kentucky and 3.6 percent in the United States. Future population projections indicate that population will continue to decrease in Hazard and in Perry County from 2003 through the year 2008. Hazard's population is projected to decrease by 3.5 percent and Perry County is projected to decrease by 3.2 percent. Kentucky and the United States are projected to increase by 4.1 percent and 6.1 percent, respectively.

Frankfort and Franklin County increased in population from 1990 to 2000 by 8.5 percent and 8.9 percent, respectively, and are estimated to continue to increase in population through 2003 and 2008 with rates of increase through 2003 of an identical 2.6 percent and rates of increase in 2008 of 4.4 percent and 4.3 percent, respectively. The combined population trend for Hazard and Frankfort and related areas indicates a stable population base.

Consistent with its declining trend in population, Hazard witnessed a slight decrease in households (families) of 0.1 percent from 1990 to 2000. During that same time period, the number of households increased in Perry County by 0.5 percent, in Kentucky by 15.3 percent and in the United States by 14.7 percent. The trend in household growth from 2000 to 2003 indicates

Description of Primary Market Area (cont.)

a modest decrease in Hazard of 0.1 percent. Perry County increased its number of households by 0.5 percent, and Kentucky indicated a higher increase of 3.3 percent, but lower than the United States' increase of 3.7 percent. From 2003 through the year 2008, Hazard's households are projected to decrease by 1.0 percent, while the number of households are expected to decrease by 0.5 percent in Perry County but increase in Kentucky and the United States by 6.0 percent and 7.1 percent, respectively. Frankfort indicated growth levels similar to Kentucky.

In 1990, the per capita income in Hazard and each market area county was lower than the per capita income in Frankfort, Franklin County, Kentucky and the United States. Hazard had a 1990 per capita income of $9,984, while Perry County, Kentucky and the United States had 1990 per capita income levels of $7,914, $11,153 and $14,420, respectively. From 1990 to 2000, per capita income increased in all areas, with Knott County having the greatest percent increase of 67.3 percent to $11,297. Hazard's per capita income increased from 1990 to 2000 by 48.1 percent to $12,224. Per capita income increased by 54.5 percent in Perry County to $12,224, by 62.2 percent in Kentucky to $18,093 and by 49.7 percent to $21,587 in the United States. From 2000 to 2003, per capita income continued to increase by 4.7 percent to $15,474 in Hazard, by 19.5 percent to $14,604 in Perry County, by 19.5 percent to $21,622 in Kentucky and by 14.6 percent to $24,733 in the United States. Per capita income in Hazard and the related areas is approximately 60.0 percent of the per capita income for Frankfort and also well below Kentucky and the United States.

The 1990 median household income of $17,359 in Hazard was much lower than the median household income in Kentucky of $22,534 and much lower than the United States at $30,056. Perry County had a 1990 median household income of $16,202. From 1990 to 2000, median household income increased in all areas, with Letcher County indicating the highest rate of increase and Hazard the lowest. Median household income increased by 19.2 percent to $20,690 in Hazard, by 36.3 percent to $22,089 in Perry County, by 49.4 percent in Kentucky and by 39.7 percent to $41,994 in the United States. From 2000 to 2003, median household income in Hazard was estimated to have increased 24.7 percent to $25,791, compared to Perry County's

13.7 percent increase, resulting in median household income of $25,121. Kentucky's median household income grew 16.1 percent to $39,094, and the United States' increase was 11.0 percent to $46,615 from 2000 to 2003. From 2003 to 2008, median household income is projected to increase by 24.8 percent in Hazard, by 22.2 percent in Perry County, by 24.8 percent in Kentucky and 16.5 percent in the United States. Based on those rates of increase, by 2008, median household income is expected to be $32,182 in Hazard, $30,687 in Perry County, $48,786 in Kentucky, and $54,319 in the United States. Hazard continues to indicate median household income levels well below Kentucky and the United States

The median household income in Frankfort and Franklin County were much higher than in Hazard and Perry County and were more similar to the United States' median household levels in 1990, 2000, 2003 and 2008.

Exhibit 27 provides a summary of key housing data for Hazard, Perry County, Breathitt, Clay, Knott, Leslie and Letcher Counties, Frankfort, Franklin County, Kentucky and the United States. In 1990, Hazard had a rate of owner-occupancy of 54.1 percent, lower than all other areas except Frankfort. Perry County's owner-occupancy rate was a much higher 75.0 percent; and Kentucky, at 69.6 percent was slightly higher than the United States at 64.2 percent. As a result, Hazard supported a rate of renter-occupied housing of 45.9 percent, compared to 25.0 percent for Perry County, 30.4 percent for Kentucky and 35.8 percent for the United States. In 2000, owner-occupied housing increased in Hazard to 57.3 percent, in Perry County to 77.4 percent, in Kentucky to 70.8 percent and in United States to 66.2 percent. Conversely, the renter-occupied rates decreased to levels of 42.7 percent, 22.6 percent, 29.2 and 33.8 percent in Hazard, Perry County, Kentucky and the United States, respectively.

Frankfort and Franklin County had lower owner-occupancy rates of 53.9 percent and 64.0 percent, respectively in 1990. In 2000, Frankfort's owner-occupancy rate decreased to 52.0 percent, while Franklin County's owner-occupancy rate increased slightly to 64.8 percent.

Description of Primary Market Area (cont.)

Hazard's 1990 median housing value of $56,500 was higher than Kentucky's median housing value of $50,100, but lower than the United States' $79,098. The 1990 average median housing value of Perry County was a very low $34,500. The 1990 average median rent in Hazard, Perry County, Kentucky and the United States was $222, $231, $319 and $374, respectively. In 2000, median rent values had increased in Hazard and Perry County to $290 and $302, respectively, and in Kentucky and the United States to much higher levels of $445 and $602, respectively. The 2000 median housing values had also increased to $74,500, $52,500, $86,700 and $119,600 for Hazard, Perry County, Kentucky and the United States, respectively.

Frankfort and Franklin County had median housing values and median rent levels higher than Kentucky but lower than the United States in both 1990 and 2000.

In 1990, the major source of employment for Hazard by industry group, based on share of employment, was the services industry at 38.9 percent. The services industry was responsible for 34.0 percent of jobs in Perry County, 34.2 percent in Kentucky and 34.0 percent in the United States (reference Exhibit 28). The wholesale/retail industry was the second major employer in Hazard at 32.6 percent and also the second leading employer at 25.5 percent in Perry County. In Kentucky, the wholesale/retail industry was also the second major employer with 21.3 percent and also second in the United States at 27.5 percent. The agriculture/mining group was the third major overall employer in Hazard at 8.7 percent and represented a strong 20.5 percent of employment in Perry County. In Kentucky and the United States, the manufacturing group was the third major employer, responsible for 19.5 percent and 19.2 percent, respectively. The construction group, finance, insurance and real estate group, transportation/utilities group, and the manufacturing groups combined to provide 19.8 percent of employment in Hazard. The construction, transportation/utilities and finance, insurance and real estate groups combined to provide 20.0 percent of employment in Perry County. The agriculture/mining, construction, transportation/utilities and finance, insurance and real estate groups provided for 25.0 percent of employment in Kentucky and 19.3 percent in the United States.

Description of Primary Market Area (cont.)

In 2000, the services industry, wholesale/retail industry and finance, insurance and real estate trade industries provided the first, second and third highest levels of employment, respectively, for Hazard, while Perry County's first, second and third highest levels of employment were the services industry, the wholesale/retail trade industry and the agriculture/mining industry. In Kentucky, the services industry, manufacturing industry and the wholesale/retail trade provided the highest levels of employment, while in the United States, the services industry, wholesale/retail trade and manufacturing industries provided the first, second and third highest levels of employment. The most profoundly different sector providing sizable employment was the agriculture/mining group, which provided 20.5 percent and 10.7 percent of employment in Perry County in the 1990 and 2000 Census, respectively. In Frankfort, the state capital of Kentucky, the services sector represented a high percentage of employment at 60.3 percent in 1990 and 59.9 percent in 2000.

The unemployment rate is another key economic indicator. Exhibit 29 shows the unemployment rates in Franklin, Perry, Breathitt, Clay, Knott, Leslie and Letcher Counties, Kentucky and the United States in 2000 through June 2004. Perry and all of its surrounding counties have been characterized by higher unemployment rates than Kentucky, Franklin County and the United States. In 2000, Perry County had an unemployment rate of 6.1 percent, compared to unemployment rates of 4.1 percent in Kentucky and 4.0 percent in the United States. Perry County's unemployment rate decreased in 2001 to 5.6 percent, compared to 5.4 percent in Kentucky and 4.8 percent in the United States. In 2002, Perry County's unemployment rate increased to 7.1 percent. Kentucky also increased to 5.6 percent, and the United States increased to 5.8 percent. In 2003, all areas had increases in their unemployment rates. Perry County's unemployment rate increased to 8.4 percent, and the unemployment rates in Kentucky and the United States increased to 6.2 percent and 6.0 percent, respectively. By June 2004, the unemployment rate decreased to 8.2 percent in Perry County, decreased to 5.3 percent in Kentucky and decreased to 5.4 percent in the United States.

Description of Primary Market Area (cont.)

Hazard is characterized by a lower than average level of income when compared to Kentucky and the United States and a level of housing value also lower than Kentucky and the United States. In addition, unemployment rates in Hazard (Perry County) have been consistently higher than Kentucky and the United States. In both the 1990 and the 2000 Census, Hazard's strongest employment category was the services industry.

Exhibit 30 provides deposit data for banks and thrifts in Perry County, reflecting the Association market share, and also in Franklin County, reflecting the Bank's market share. First Federal's deposit base in Hazard was $104.8 million or a 57.8 percent share of the $181.2 million total thrift deposits but only an 8.6 percent share of the total deposits, which were $1.2 billion as of June 30, 2003. It is evident from the size of the thrift deposits and bank deposits that Hazard has a moderate deposit base, with First Federal having a strong level of market penetration for thrift deposits but only a small percentage of total deposits.

Exhibit 31 provides interest rate data for each quarter for the years 2001 through 2003 and for the first and second quarters of 2004. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2001 and 2002 and then a flat trend in 2003. This trend indicates some increase in One-Year Treasury Bills and 30-Year Treasury Notes in the first and second quarters of 2004.

SUMMARY

To summarize, Hazard represents an area with declining population and household trends during the 1990s and early 2000s. Such decline is projected to continue from 2003 through 2008. Hazard displayed a lower per capita income and lower household income than Kentucky and the United States. The median rent levels of Hazard and all of its surrounding counties were lower than Kentucky's median rent. By 2000, the median rent level of Hazard was still lower

Summary (cont.)

than Kentucky's median rent. In 1990, Hazard's median housing value was also lower than Kentucky's, and in 2000, Hazard's median housing value was again lower than Kentucky's median housing value. Hazard, represented by Perry County has had modestly higher unemployment rates when compared to Kentucky. Finally, Hazard is a competitive financial institution market dominated by banks and a total market deposit base for banks and thrifts in Perry County that is $1.2 billion in deposits.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Midwest region and in Kentucky.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 237 publicly-traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 32 and 33 also subclassify all thrifts by region, including the 100 publicly-traded Midwest thrifts ("Midwest thrifts") and the 5 publicly-traded thrifts in Kentucky ("Kentucky thrifts"), and by trading exchange. Exhibit 34 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between January 1, 2003, and August 27, 2004.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of the Association and the Bank (collectively, the "Subjects") as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of the Subjects' basic operations, recognizing both the similarities of and the differences between the two institutions.

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. The following thrift institutions were potential comparable group candidates but had to be eliminated due to their involvement in a merger/acquisition.

Institution	State
HCB Bancshares, Inc.	Arkansas
Chesterfield Financial Corp.	Illinois
North Bancshares, Inc.	Illinois
First Federal Bancorp, Inc.	Ohio
Western Ohio Financial Corp.	Ohio

There are no pending merger/acquisition transaction involving thrift institutions in the city, county or market area of ether the Association or the Bank, as indicated in Exhibit 35.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly-traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the relatively small universe of 41 publicly-traded mutual holding companies as well between those 41 entities and the larger universe of conventional, publicly-traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion, it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 36 presents pricing ratios and Exhibit 37 presents key financial data and ratios for the 41 publicly-traded, FDIC-insured mutual holding companies in the United States. The following thrift institutions were potential comparable group candidates, but were not considered due to their mutual holding company form:

Institution	State
Webster City Federal Savings Bank, MHC	Iowa
AJS Bancorp, MHC	Illinois
Jacksonville Savings Bank, MHC	Illinois
Mid-Southern Savings Bank, MHC	Indiana
Webster City Federal Bancorp, MHC	Iowa
Liberty Savings Bank, MHC	Missouri
AF Financial Group, MHC	North Carolina
Wake Forest Bancshares, MHC	North Carolina

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Bank of Securities Dealers Automated Quotation System (NASDAQ); or traded over the counter on the OTC Bulletin Board. Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. It should be noted that OTC-traded institutions are considered with a higher degree of selectivity, since they are typically more thinly traded than institutions on the three major exchanges. Of the 278 publicly-traded, FDIC-insured savings institutions, including the 41 mutual holding companies, 15 are traded on the New York Stock Exchange, 13 are traded on the American Stock Exchange, 170 are traded on NASDAQ and 59 are traded on the OTC Bulletin Board.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to the trading date of August 27, 2004, used in this report, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to June 30, 2003.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to the Subjects, including the Midatlantic, New England, western and southwestern states.

The geographic location parameter consists of Kentucky and its surrounding states of Ohio, West Virginia, Virginia, Tennessee, Illinois and Indiana, as well as the states of Arkansas, Iowa, Kansas, Missouri, and North Carolina, for a total of twelve states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was $450 million or less, due to the general similarity of asset mix and operating strategies of institutions within this asset range, compared to the Subjects, with combined assets of approximately $278 million at June 30, 2004. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 38 and 39 show the 64 institutions considered as comparable group candidates after applying the general parameters, with the shaded lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section. It should be noted that the comparable group candidates may be members of either the Bank Insurance Fund (BIF) or the Savings Association Insurance Fund (SAIF), since many members of each fund hold significant balances of deposits insured by the other fund.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 38. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. One- to four-family loans to assets
4. Total net loans to assets
5. Total net loans and mortgage-backed securities to assets
6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from the Subjects with regard to combined asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from the Subjects. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

As previously indicated, the Association and the Bank had similar total assets of $139.8 million and $138.1 million, respectively, at June 30, 2004.

Cash and Investments to Assets

The Subjects' combined ratio of cash and investments to assets was 29.84 percent at June 30, 2004, and reflects Subjects' combined share of investments considerably higher than national and regional averages. The individual ratios were 59.96 percent for the Association and 2.33 percent for the Bank. The Subjects' investments consisted of federal agency securities, federal funds sold and interest earning deposits. For its five most recent fiscal years ended June 30, 2004, the Association's average ratio of cash and investments to assets was a similar 53.61 percent, from a high of 60.41 percent in 2003 to a low of 44.20 percent in 2000, with a rising trend. For its five most recent fiscal years ended June 30, 2004, the Bank's average ratio of cash and investments to assets was a much lower than average 3.50 percent, with a generally flat trend. It should be noted that, for the purposes of comparable group selection, the Association's $1.8 million balance and the Bank's $2.9 million balance of Federal Home Loan Bank stock at June 30, 2004, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is fairly broad, in spite of the Bank's lower balance of cash and investments, related to the general volatility of this parameter and institutions' varying liquidity options and approaches, including the purchase of mortgage-backed and mortgage derivative securities. The range has been defined as 45.0 or less of assets, with a midpoint of 22.5 percent, similar to the Subjects' current average.

Mortgage-Backed Securities to Assets

At June 30, 2004, the Subjects had mortgage-backed securities equal to 8.43 percent of total assets with the Association at 14.76 percent and the Bank at 2.00 percent. The regional average was 8.51 percent and the national average was 12.38 percent for publicly-traded thrifts at June 30, 2004. Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 20.0 percent or less of assets and a midpoint of 10.0 percent.

One- to Four-Family Loans to Assets

The lending focus of both the Association and the Bank is concentrated on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, including both permanent loans and construction loans, represented 51.24 percent of the Subjects' combined assets at June 30, 2004, which is modestly higher than the national average of 46.10 percent. The parameter for this characteristic requires any comparable group institution to have from 30.0 percent to 70.0 percent of its assets in one- to four-family loans with a midpoint of 50.0 percent, similar to the average of the Subjects.

Total Net Loans to Assets

At June 30, 2004, the Subjects had a 57.15 percent ratio of total net loans to assets and a higher four fiscal year average of 64.97 percent, both being lower than the national average of 68.38 percent and the regional average of 72.50 percent for publicly-traded thrifts. The Subjects' ratio of total net loans to assets decreased steadily from 72.63 percent at June 30, 2000. Individually, the Association and the Bank had respective five fiscal year average net loans to assets of 36.58 percent and 91.92 percent and both indicated decreasing five year trends.

Total Net Loans to Assets (cont.)

The parameter for the selection of the comparable group is from 40.0 percent to 90.0 percent with a midpoint of 65.0 percent, similar to the current average of the Subjects.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, the Subjects' shares of mortgage-backed securities to assets and total net loans to assets were 8.41 percent and 57.15 percent, respectively, for a combined share of 65.58 percent. Recognizing the industry and regional ratios of 12.38 percent and 8.51 percent, respectively, of mortgage-backed securities to assets, the parameter range for the comparable group in this category is 50.0 percent to 92.0 percent, with a midpoint of 71.0 percent.

Borrowed Funds to Assets

The Subjects had a combined $52.7 million balance of borrowed funds at June 30, 2004, consisting of FHLB advances, representing 19.05 percent of assets. At June 30, 2000, 2001, 2002 and 2003, the Subjects had borrowed funds representing 16.44 percent, 16.80 percent, 16.42 percent and 15.7 percent of total assets, respectively, with a five fiscal year average of 16.97 percent. In fiscal years 2001, 2002 and 2003, the Association had no borrowed funds, with those ratios imputable to borrowed funds carried by the Bank. The use of borrowed funds by some thrift institutions indicates an alternative to retail deposits and may provide a source of term funds for lending. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds.

The use of borrowed funds by some institutions indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds increased from 1997 through 2001, due to the greater competition for deposits and higher interest rates, resulting in an increase in borrowed funds by many institutions as an alternative to higher cost and/or longer term certificates. In 2002, 2003 and 2004, however, lower interest rates resulted in some moderation of borrowings by some financial institutions, particularly among nonpublicly-traded institutions. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The range of borrowed funds to assets is 30.0 percent or less with a midpoint of 15.0 percent.

Equity to Assets

The Subjects' equity to assets ratio was17.47 percent at June 30, 2004, and 17.74 percent at June 30, 2003, averaging 17.27 percent for the five fiscal years ended June 30, 2004. After conversion and merger, based on the midpoint value of $65 million and a 45 percent minority offering with 55 percent of the minority offering being sold to the public and the other 45 percent representing exchange shares issued to the shareholders of Frankfort First, the Corporation's equity is projected to stabilize in the area of 19.0 percent, with a corresponding tangible equity to assets ratio of approximately 14.5 percent.

Based on the foregoing equity ratios, we have defined the equity ratio parameter to be 8.0 percent to 20.0 percent with a midpoint ratio of 14.0 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 39 presents five parameters identified as key indicators of the Subjects' earnings performance during the fiscal year ended June 30, 2004, and the earnings performance and the basis for such performance of the Association and the Bank both historically and during the fiscal year ended June 30, 2004. The primary performance indicator is the return on average assets (ROAA). The second performance indicator is the return on average equity (ROAE). To measure the ability to generate net interest income, we have used net interest margin. The supplemental source of income is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is the ROAA. For the twelve months ended June 30, 2004, the Subjects' combined ROAA was 0.62 percent based on net earnings after taxes of $1,714,000, and 0.76 percent based on core earnings after taxes of $2,094,000, as detailed in Item I and Exhibit 7 of this report. The Association's average net ROAA over its most recent five fiscal years of 2000 to 2004, based on net earnings, was a higher 0.95 percent, ranging from a low of 0.56 percent in 2004 to a high of 1.40 percent in 2000. The Bank's average net ROAA over its most recent five fiscal years, based on net earnings, was a very similar 0.94 percent, ranging from a low of 0.69 percent in 2004 to a high of 1.11 percent in 2000.

Considering the historical and current earnings performance of the Subjects, as well as the Association and the Bank individually, the range for the ROAA parameter based on core

Return on Average Assets (cont.)

income has been defined as 0.60 percent to a high of 1.15 percent with a midpoint of 0.88 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Bank's position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions. Although Frankfort First has been publicly-traded since 1995, its lower historical ROAE is, to a large measure, related to higher historical ratio of equity to assets relative to other public companies.

Prior to conversion, the Subjects' combined ROAE for the twelve months ended June 30, 2004, was 3.48 percent based on net income and 4.25 percent based on core income. The Association's average net ROAE over its most recent five fiscal years of 2000 to 2004, based on net earnings, was 4.29 percent, ranging from a low of 2.44 percent in 2004 to a high of 6.53 percent in 2000. The Bank's average net ROAA over its most recent five fiscal years, based on net earnings, was a higher 7.25 percent, ranging from a low of 5.32 percent in 2004 to a high of 8.52 percent in 2001.

The parameter range for the comparable group, based on core income, is from 5.0 percent to 12.0 percent with a midpoint of 8.50 percent.

Net Interest Margin

The Subjects had a combined net interest margin of 2.43 percent for the twelve months ended June 30, 2004, representing net interest income as a percentage of average interest-earning assets. The Association's net interest margin in fiscal 2000 through 2004 averaged 2.81 percent, indicating a declining trend through 2003, with a moderate increase from 2.18 percent in 2003 to 2.54 percent in 2004; and the Bank's net interest margin in fiscal 2000 through 2004 averaged 2.67 percent, indicating a declining trend throughout the five year period.

The parameter range for the selection of the comparable group is from a low of 2.25 percent to a high of 3.50 percent with a midpoint of 2.88 percent.

Operating Expenses to Assets

For the twelve months ended June 30, 2004, the Subjects had a significantly lower than average 1.46 percent ratio of operating expense to average assets. Individually, both the Association and the Bank also had lower than average operating expense ratios of 1.62 percent and 1.36 percent, respectively in fiscal year 2004. For its five most recent fiscal years ended June 30, 2004, the Association's operating expense ratio averaged 1.35 percent, with a moderately fluctuating ratio indicating a high of 1.80 percent in 2002 and a low of 1.13 percent in 2000. The Bank's five fiscal year average operating expense ratio was 1.25 percent, ranging from a low of 1.16 percent in 2001 to a high of 1.36 percent in 2004. For the twelve months ended June 30, 2004 the industry average was 2.31 percent for all FDIC-insured savings institutions and 2.36 percent for Midwest thrifts.

The operating expense to assets parameter for the selection of the comparable group is from a low of 1.40 percent to a high of 2.50 percent with a midpoint of 1.95 percent.

Noninterest Income to Assets

Compared to publicly-traded thrifts, the Subjects and the Association and the Bank, individually, have historically realized much lower than average levels of noninterest income. The Subjects had noninterest income of only $34,000 or 0.01 percent of average assets for the twelve months ended June 30, 2004, with losses on the sale of assets representing a negative (0.02) percent of average assets. The Association's fiscal year ratios of noninterest income to average assets were 0.09 percent in 2000, 0.08 percent in 2001, 0.31 percent in 2002, 0.22 percent in 2003 and (0.03), all of which, as well as the five fiscal year average of 0.13 percent, were very significantly lower than the 1.31 percent average for publicly-traded thrift institutions for the twelve months ended June 30, 2004. The Bank's ratio of noninterest income indicated an even lower five fiscal year average of 0.04 percent with a flat trend.

The range for this parameter for the selection of the comparable group is 1.00 percent of average assets or less, with a midpoint of 0.50 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 39. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of the Subjects. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets

The Subjects' ratio of nonperforming assets to assets was 0.57 percent at June 30, 2004, which was modestly lower than the national average of 0.67 percent for publicly-traded thrifts and more significantly lower than the average of 0.95 percent for Midwest thrifts. Individually, the Association had a higher 0.86 percent ratio, while the Bank had a lower 0.27 percent ratio. Consistently higher than national and regional averages, the Association's ratio of nonperforming assets to total assets was 1.05 percent in 2000, 1.03 percent in 2001, 1.16 percent in 2002 and 0.95 percent in 2003, averaging 1.00 percent for its five most recent fiscal years ended June 30, 2004, and indicating a modest downward trend. The Bank indicated a five fiscal year average ratio of 0.34 percent with a mildly fluctuating trend from a high of 0.62 percent in 2002 to a low of 0.20 in 2003.

The parameter range for nonperforming assets to total assets has been defined as 1.00 percent of assets or less with a midpoint of 0.50 percent.

Repossessed Assets to Assets

Both the Association and the Bank were absent repossessed assets at June 30, 2004, compared to repossessed assets of $143,000 or 0.05 percent of total assets at June 30, 2003. National and regional averages were 0.11 percent and 0.16 percent, respectively, for publicly-traded thrift institutions at June 30, 2004.

The range for the repossessed assets to total assets parameter is 0.60 percent of assets or less with a midpoint of 0.30 percent.

Loans Loss Reserves to Assets

The Subjects had a combined allowance for loan losses of $747,000, representing a loan loss allowance to total assets ratio of 0.27 percent at June 30, 2004, which was similar to their 0.29 percent ratio at June 30, 2003. Individually, at June 30, 2004, the Association's allowance for loan losses was 0.48 percent of total assets, with the Bank at a much lower 0.06 percent.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.20 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40, 41 and 42. The comparable group institutions range in size from $54.0 million to $417.8 million with an average asset size of $209.9 million and have an average of 4.6 offices per institution. Two of the comparable group institutions were converted in 1993, four in 1995, two in1996, one in 1998 and one in 1999. Geographically, four of the comparable group institutions are in Indiana, two are in Ohio, two are in Missouri, one is in Illinois and one is in Kentucky. All ten of the comparable group institutions are traded on NASDAQ and all are SAIF members. The comparable group institutions as a unit have a ratio of equity to assets of 11.0 percent, which is 32.3 percent higher than all publicly-traded thrift institutions in the United States and 16.4 percent higher than the five publicly-traded thrift institutions in Kentucky; and for the most recent four quarters indicated a core return on average assets of 0.86 percent, lower than all publicly-traded thrifts at 1.01 percent but higher than the publicly-traded Kentucky thrifts at 0.58 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of the Subjects to all publicly-traded thrifts, to publicly-traded thrifts in the Midwest region and to Kentucky thrifts, as well as to the ten institutions constituting the Corporation's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 43 through 48.

As presented in Exhibits 43 and 44, at June 30, 2004, the Subjects' combined total equity of 17.47 percent of assets was higher than the 10.98 percent for the comparable group, the 8.30 for all thrifts, the 9.14 percent for Midwest thrifts and the 9.43 percent ratio for Kentucky thrifts. The Subjects had a 57.15 percent share of net loans in their asset mix, lower than the comparable group at 68.65 percent, all thrifts at 68.38 percent, Midwest thrifts at 72.50 percent and Kentucky thrifts at 78.41 percent. The Subjects' share of net loans, lower than comparable group and industry averages, is primarily the result of the Association's lower 24.01 percent share of net loans, its much higher 58.96 percent share of cash and investments and its additional 14.76 percent share of mortgage-backed securities. The Bank had a much higher 90.69 percent share of net loans and very small 2.33 percent and 2.00 percent shares, respectively, of cash and investments and mortgage-backed securities. The comparable group had a lower 19.99 percent share of cash and investments and a 7.73 percent share of mortgage-backed securities. All thrifts had 12.38 percent of assets in mortgage-backed securities and 14.67 percent in cash and investments. The Subjects' combined 62.48 percent share of deposits was moderately lower than the comparable group, modestly higher than all thrifts, similar to Midwest thrifts and considerably lower than the five Kentucky thrifts, reflecting the Subjects' 19.05 percent ratio of borrowed funds to assets combined with their significantly higher ratio of equity to assets. The comparable group had deposits of 71.57 percent and borrowings of 16.75 percent. All thrifts averaged a 56.68 percent share of deposits and 33.30 percent of borrowed funds, while Midwest thrifts had a 65.03 percent share of deposits and a 23.50 percent share of borrowed funds. Kentucky thrifts averaged a 71.89 percent share of deposits and an 17.80 percent share of borrowed funds. The Subjects had no intangible assets at June 30, 2004, compared to 0.40 percent for the comparable group, 0.59 percent for all thrifts, 0.39 percent for Midwest thrifts and

0.40 percent for Kentucky thrifts. It should be noted that the acquisition of the Bank by the Corporation following the Association's mutual holding company reorganization will result in the Corporation having intangible assets, in the form of goodwill, of approximately $16.7 million or 5.8 percent of post-merger assets, assuming an offering level at the midpoint of the valuation range established in this report.

Operating performance indicators are summarized in Exhibits 45 and 46 and provide a synopsis of key sources of income and key expense items for the Subjects in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 47, for the twelve months ended June 30, 2004, The Subjects had a yield on average interest-earning assets lower than the comparable group, all thrifts, Midwest thrifts and Kentucky thrifts. The Subjects' combined yield on interest-earning assets was 4.87 percent compared to the comparable group at 5.93 percent, all thrifts at 5.34 percent, Midwest thrifts at 6.55 percent and Kentucky thrifts at 5.64 percent.

The Subjects' cost of funds for the twelve months ended June 30, 2004, was similar to the comparable group and Kentucky thrifts, higher than all thrifts and lower than Midwest thrifts. The Subjects had a combined 2.96 percent average cost of interest-bearing liabilities compared to 3.01 percent for the comparable group, 2.33 percent for all thrifts, 3.29 percent for Midwest thrifts and 3.03 percent for Kentucky thrifts. The Subjects' lower yield on interest-earning assets and average to higher than average interest cost resulted in a net interest spread of 1.91 percent, which was significantly lower than the comparable group at 2.92 percent, all thrifts at 3.02 percent, Midwest thrifts at 3.26 percent and Kentucky thrifts at 2.61 percent. The Subjects' net interest spreads were similar, with the Association at 2.04 percent and the Bank at 1.92 percent. The Subjects generated a combined net interest margin of 2.43 percent for the twelve months ended June 30, 2004, based their ratio of net interest income to average interest-earning assets, which was considerably lower than the comparable group margin of 3.21 percent. All thrifts also averaged a much higher 3.27 percent net interest margin for the trailing four quarters, as did Midwest thrifts at 3.58 percent and Kentucky thrifts at 2.92 percent.

The Subjects' major source of earnings is interest income, as indicated by the combined operations ratios presented in Exhibit 46. The Bank made a $10,000 provision for loan losses during the twelve months ended June 30, 2004, equal to less than 0.01 percent of average assets. The comparable group indicated a provision representing a similar 0.12 percent of assets, with all thrifts at 0.10 percent, Midwest thrifts at 0.16 percent and Kentucky thrifts at a higher 0.20 percent.

The Subjects' combined noninterest income was a nominal $34,000 or 0.01 percent of average assets for the twelve months ended June 30, 2004, including a $56,000 loss on the sale of assets for the Association, which offset its other noninterest income and resulted in negative noninterest income of $35,000 for the twelve month period. The Bank had no gains or losses for the twelve months ended June 30, 2004, but had very modest noninterest income of $69,000. The comparable group had a ratio of noninterest income to average assets of 0.49 percent, with all thrifts at 1.31 percent, Midwest thrifts at 1.34 percent and Kentucky thrifts at 0.37 percent.

For the twelve months ended June 30, 2004, the Subjects' combined operating expense ratio was 1.48 percent of average assets, which was significantly lower than the comparable group at 2.17 percent, all thrifts at 2.31 percent, Midwest thrifts at 2.36 percent and Kentucky thrifts at 2.03 percent.

The overall impact of the Subjects' income and expense ratios is reflected in their net income and return on assets. For the twelve months ended June 30, 2004, the Subjects had a combined net ROAA of 0.62 percent and a core ROAA of 0.76 percent. Individually, the Association had a net ROAA of 0.55 percent and a core ROAA of 0.83 percent; and the Bank had an identical net and core ROAA of 0.69 percent. For its most recent four quarters, the comparable group had a higher and core ROAA of 0.89 percent and 0.86 percent, respectively.

Analysis of Financial Performance (cont.)

All publicly-traded thrifts also averaged a higher net ROAA of 1.17 percent and a higher 1.01 percent core ROAA. Midwest thrifts indicated an identical net and core ROAA of 1.01 percent, but Kentucky thrifts generated a lower net and core ROAA of 0.60 percent and 0.58 percent, respectively.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on an historical comparison of the Subjects with the comparable group and also recognizing to a prudent extent the impact of the mutual holding company reorganization and the merger of the Association and the Bank over a short to medium term horizon as indicated in the business plan and prospectus. These adjustments will take into consideration such key items as earnings performance and growth potential, market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted, however, that all of the institutions in the comparable group have their differences among themselves and from the Corporation, and as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, asset quality as it relates to the presence of problem or nonperforming assets which may result in adjustments to earnings, the balance of current and historical classified assets and real estate owned, the balance of allowances for loan losses to support any problem assets or nonperforming assets, the amount and volatility of non-interest income, and the ratio and trends of non-interest expenses.

As discussed earlier, the historical business models of the Association and the Bank have focused on maintaining their net interest income and increasing their net income; maintaining their low ratios of nonperforming assets; monitoring and strengthening their ratios of interest sensitive assets relative to interest sensitive liabilities, thereby improving their sensitivity measure and overall interest rate risk; maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs; and monitoring and striving to maintain their lower than average overhead expenses. Following the merger, both institutions will retain their individual identities within their respective market areas and continue to focus on increasing net interest spread and net interest margin; increasing their much lower than average non-interest income; increasing the amount and consistency of their net income; increasing their lower return on assets; maintaining the Bank's lower balances and reducing the Association's higher balance of non-performing and classified assets; increasing their ratios of interest sensitive assets relative to interest sensitive liabilities; and maintaining their lower overhead expenses.

Earnings are often related to an institution's ability to generate loans. The Association's loan originations decreased in fiscal years 2003 and 2004 compared to fiscal year 2002, resulting in a decreasing balance of net loans in its two most recent fiscal years. At June 30, 2004, all categories of real estate loans were lower than at June 30, 2003, while loans on deposits indicated a small increase. For the twelve months ended June 30, 2004, the origination of one- to four-family mortgage loans decreased by 19.7 percent to $29.8 million compared to $37.0 million in fiscal year 2003; and the aggregate origination of all other types of mortgage loans decreased 37.7 percent to $1.2 million compared to $1.9 million in fiscal year 2003. The Association's origination of deposit loans increased in fiscal year 2004 by 21.4 percent to $3.5 million compared to $2.9 million in fiscal year 2003. Overall, the Association's total loan originations in fiscal year 2003 exceeded originations in 2004 by $7.4 million or 17.6 percent.

In fiscal years 2003 and 2004, the Bank's loan originations increased modestly compared to fiscal year 2002, resulting in a modestly increasing balance of net loans in its two most recent fiscal years. At June 30, 2004, all categories of real estate and consumer loans were higher than at June 30, 2003. Compared to fiscal year 2002, the origination of one- to four-family mortgage loans increased by 19.4 percent in fiscal year 2003 and a much smaller 3.7 percent in fiscal year 2004. The Bank's one- to four-family loan originations were $17.6 million in fiscal year 2002, $21.0 million in fiscal year 2003 and $21.8 million in fiscal year 2004. The aggregate origination of all other types of mortgage loans decreased by 30.0 percent in fiscal year 2003 and increased by 14.6 percent in fiscal year 2004. The Bank's origination of consumer loans, primarily home equity loans, increased by 19.5 percent in fiscal year 2003 and by a smaller 13.7 percent in fiscal year 2004. Overall, the Bank's total loan originations in fiscal year 2004 exceeded originations in fiscal year 2003 by $1.9 million or 6.5 percent.

For both institutions combined, total mortgage and nonmortgage loan originations were $36.3 million in fiscal year 2002, $35.8 million in fiscal year 2003 and $35.5 million in fiscal year 2004. Combined net loans receivable decreased in fiscal year 2004 by 3.8 percent or $6.4 million compared to fiscal year 2003.

The impact of the Subjects' primary lending efforts has been to generate a combined yield on average interest-earning assets of 4.87 percent for the twelve months ended June 30, 2004, compared to a higher 5.93 percent for the comparable group, 5.34 percent for all thrifts and 6.55 percent for Midwest thrifts. The Subjects' ratio of interest income to average assets was 4.81 percent for the twelve months ended June 30, 2004, which was moderately lower than the comparable group at 5.27 percent, but higher than all thrifts at 4.55 percent and similar to Midwest thrifts at 4.96 percent.

The Subjects' 2.96 percent cost of interest-bearing liabilities for the twelve months ended June 30, 2004, was similar to the comparable group at 3.01 percent, higher than all thrifts at 2.33 percent and lower than Midwest thrifts at 3.29 percent. The Subjects' resulting net interest spread of 1.91 percent for the twelve months ended June 30, 2004, was considerably lower than the comparable group at 2.92 percent, all thrifts at 3.02 percent and Midwest thrifts at 3.26. The Subjects' net interest margin of 2.43 percent, based on average interest-earning assets for the twelve months ended June 30, 2004, was significantly lower than the comparable group at 3.21 percent, all thrifts at 3.27 percent and Midwest thrifts at 3.58 percent.

The Subjects' combined ratio of noninterest income to assets was 0.01 percent for the twelve months ended June 30, 2004, reflecting their only nominal combined noninterest income of $34,000, including losses on the sale of assets of $56,000. That 0.01 percent ratio of noninterest income to assets was very much lower than the comparable group at 0.49 percent, all thrifts at 1.31 percent and Midwest thrifts at 1.34 percent. The Subjects' operating expenses were significantly lower than the comparable group, all thrifts and Midwest thrifts. For the twelve months ended June 30, 2004, the Subjects had an operating expenses to assets ratio of 1.48 percent compared to 2.17 percent for the comparable group, 2.31 percent for all thrifts and 2.36 percent for Midwest thrifts.

For the twelve months ended June 30, 2004, the Subjects generated lower noninterest income, lower noninterest expenses, and a lower net interest margin relative to the comparable group. As a result, the Subjects' combined net and core income were lower than the comparable group's net and core income for the twelve months ended June 30, 2004. Based on net earnings, the Subjects had a combined return on average assets of 0.62 percent in fiscal year 2004, 0.86 percent in 2003, 0.82 percent in 2002, 1.10 percent in 2001 and 1.23 percent in 2000 for a five year average ROAA of 0.93 percent and a steadily declining trend. For the twelve months ended June 30, 2004, the Subjects had a core ROAA of 0.76 percent, while the comparable group had a higher core ROAA of 0.86 percent and all thrifts indicated a considerably higher 1.01 percent. The comparable group had a net ROAA of 0.89 percent and a core ROAA of 0.86 percent for the twelve months ended June 30, 2004, with all thrifts and Midwest thrifts both indicating an average core ROAA of 1.01 percent.

The future earnings stream and net earnings of the Subjects and the Corporation will continue to be dependent on both the overall trends in interest rates, their level of earning assets, their mix of assets and the consistency, reliability and variation of their noninterest income and overhead expenses. The Subjects' noninterest income decreased in fiscal year 2004 and is far exceeded by the comparable group average; while noninterest expenses have increased modestly to moderately in recent years but are still considerably below the comparable group and industry averages in their ratio to average assets.

Earnings Performance (cont.)

To the extent that the Association is able to apply its surplus liquidity to the purchase of loans or participation interests from Bank, a wider net interest spread will likely eventuate relative to a portion of the Corporation's earning assets, but such a trend is projected to be modest and gradual. That positive trend will also be inhibited by the rate and volume of the Bank's borrowed funds, which have average maturities in excess of three years and carry high rates relative to current rates as well as considerable prepayment penalties. Overall, the Corporation's three year business plan projects that the Subjects' and Corporation's consolidated net interest income, net interest margin, net income and ROAA are likely to experience only modest increases following reorganization and merger in a rising interest rate environment and will likely remain lower than industry averages. Although anticipated upward pressure on lending rates is likely to increase the Corporation's consolidated yield on interest-earning assets, both total assets and interest-earning assets are projected to increase only modestly over the three year planning horizon.

Considering the Corporation's market area, which in the near to medium term will not be significantly different from the Association's and the Bank's current and historical market areas, it is also likely that competition from both financial institutions and mortgage companies will limit the Corporation's ability to significantly increase the market share of either institution and rates on individual mortgage and non-mortgage loan products. The Corporation's success in achieving its objective to increase its overall net interest spread and net interest margin will relate in large measure to its ability to apply the Association's lower yielding liquidity to higher yielding loans, to increase the diversity of its loan and savings products and to reduce both institutions' dependence on borrowed funds..

In recognition of the foregoing earnings related factors, considering the Subjects' current and historical performance measures and trends, as well as the Corporation's projection of limited upward movement of its operational metrics over the three year business plan horizon, a downward adjustment has been made to the Corporation's pro forma market value for earnings performance.

MARKET AREA

The Association's primary market area for retail deposits is Perry County, Kentucky, extended to Breathitt, Clay, Knott, Leslie and Letcher Counties for lending, and its single office is located in the city of Hazard in Perry County. The Bank's primary market area for both deposits and lending is Franklin County, Kentucky. The Bank's three offices are all in the city of Frankfort, the state capital of Kentucky, located in Franklin County.

As discussed in Section II and presented in Exhibit 26, four of the Association's six market area counties indicated population shrinkage from 1990 to 2000 and from 2000 to 2003. Of the two remaining counties, Clay County indicated population growth of 12.9 percent from 1990 to 2000, but only 0.4 percent growth from 2000 to 2003; and Breathitt County indicated a very small 2.2 percent growth from 1990 to 2000 and nominal 0.4 percent growth from 2000 to 2003. From 1990 to 2000, Hazard experienced population shrinkage of 11.3 percent and such shrinkage continued at a rate of 1.5 percent from 2000 to 2003. Kentucky and the United States experienced respective population growth of 9.7 percent and 13.2 percent from 1990 to 2000, and further respective growth of 2.6 percent and 3.6 percent from 2000 to 2003. Of the Association's six market area counties, all indicated growth in households from 1990 to 2000, although only Breathitt County grew at a rate greater than that of Kentucky; but during that period, Hazard indicated household shrinkage of 7.3 percent. From 2000 to 2003, four of the six counties indicated further household growth, while two counties and Hazard indicated modest shrinkage. From 2003 to 2008, it is projected that Hazard and four of the Association's six counties will experience population shrinkage and that three of the six counties and Hazard will experience a decrease in households. Although per capita income in the Association's six counties generally increased from 1990 to 2000 and from 2000 to 2003 at rates similar to Kentucky, in 2003 the dollar value of per capita income was lower in all six counties and in Hazard than in either Kentucky or the United States. From 1990 to 2000 and from 2000 to 2003, median household income in the Association's market area counties and in Hazard increased at a generally slower rate than per capita income and was also lower in dollar value than in Kentucky or the United States. As indicated in Exhibit 27, in both 1990 and 2000, the median housing values in the Association's six market area counties and in Hazard were significantly lower than in Kentucky and the United States, related in large measure to the prevalence of mobile homes and manufactured housing. As indicated in Exhibit 29, the unemployment rate through June, 2004, in the Association's market area was higher than state and national averages, with Perry County at 8.2 percent, compared to Kentucky at 5.3 percent and the United States at 5.4 percent.

The Bank's market area county indicated population growth of 8.9 percent from 1990 to 2000 and 2.6 percent from 2000 to 2003. From 1990 to 2000, Frankfort experienced population growth of a similar 8.5 percent and an identical growth rate of 2.6 percent from 2000 to 2003. As noted above, Kentucky and the United States experienced respective population growth of 9.7 percent and 13.2 percent from 1990 to 2000, and further respective growth of 2.6 percent and 3.6 percent from 2000 to 2003. The Bank's market area county indicated growth in households of 14.6 percent from 1990 to 2000, and during that period, Frankfort indicated household growth of 21.9 percent, with Kentucky at 15.3 percent and the United States at 14.7 percent. From 2000 to 2003, Franklin County indicated further household growth of 3.6 percent and Frankfort indicated growth of 3.5 percent. From 2003 to 2008, it is projected that Franklin County and Frankfort will experience population growth of 6.6 percent and 6.7 percent, respectively. Per capita income in Franklin County and Frankfort increased by 58.6 percent and 56.6 percent, respectively, from 1990 to 2000 and from 2000 to 2003 at rates of 21.1 percent and 30.1 percent, respectively, which were higher than Kentucky and the United States. In 2003, the dollar value of per capita income was higher in both Franklin County and Frankfort than in either Kentucky or the United States. From 1990 to 2000, median household income in the Bank's market area county and in Frankfort increased at a generally similar rate to Kentucky and the United States, and the dollar values were similar. From 2000 to 2003, Franklin County and Frankfort indicated growth in median household income of 16.5 percent and 30.1 percent, respectively. As indicated in Exhibit 27, in 1990, 2000 and 2003, the median housing values in the Franklin County and Frankfort were higher than Kentucky and lower than the United States. As indicated in Exhibit 29, the unemployment rate through June, 2004, in Franklin County was 3.4 percent, lower than state and national averages, compared to Kentucky at 5.3 percent and the United States at 5.4 percent.

The Association's market area is generally agricultural and rural, with the agriculture and mining sector representing the primary source of employment, followed by the services sector and the wholesale/retail sector. The level of financial competition in the Association's market area is moderate, with commercial banks holding a majority of deposits. Although the Association has a strong 57.8 percent penetration of thrift deposits, it nevertheless has a small 8.6 percent share of total deposits. The Association's deposits indicated a 5.8 percent decrease in fiscal year 2004, following modest growth of 2.0 percent in fiscal year 2003, with the comparable group indicating a significantly higher growth rate.

In spite of being the state capital, Frankfort is generally a small commercial and retail city and Franklin County is generally suburban with some agricultural areas. In Frankfort and Franklin County the services sector, which includes state government, represents the primary source of employment, followed by the manufacturing and the wholesale/retail sectors. In spite of the presence of state government, the level of financial competition in Franklin County is moderate and lower in dollar value than in the Association's six county market area, with commercial banks holding a majority of deposits. Although the Bank is the only thrift institution in Franklin County and, therefore, has 100 percent of thrift deposits, it nevertheless has a relatively small 9.6 percent share of total deposits. The Bank's deposits remained virtually flat in fiscal years 2002, 2003 and 2004, representing shrinkage of approximately 9 percent from deposit levels in fiscal years 2000 and 2001.

In recognition of the foregoing factors, we believe that a downward adjustment is warranted for the Corporation's market area relative to the comparable group.

FINANCIAL CONDITION

The financial condition of the Subjects is discussed in Section I and shown in the related exhibits and is compared to the comparable group in Exhibits 42, 43 and 44. The Subjects' combined ratio of total equity to total assets was 17.47 percent at June 30, 2004, which was significantly higher than the comparable group at 10.98 percent, and more significantly higher than all thrifts at 8.30 percent and Midwest thrifts at 9.14 percent.

For the purposes of this valuation, the $44,206,000 preconversion book value of the Corporation was derived by adding to the Association's June 30, 2004, book value of $31,043,000 the value of the 1,316,250 shares of the Corporation's stock assumed issued to the shareholders of Frankfort First, at $10.00 per share, which, at the midpoint of the valuation range, is the stock piece of the $31.2 million acquisition price of Frankfort First Bancorp. Our valuation assumption is that at the midpoint, the stock piece will equal 45 percent of the Corporation's minority offering, which, pursuant to the overall mutual holding company reorganization, represents 45 percent of the full pro forma value of the Corporation as opined in this report. With a conversion at the midpoint generating net cash proceeds of approximately $12 million and the simultaneous acquisition of Frankfort First, assuming the remaining cash piece of the acquisition price, approximately $18.0 million, is paid to Frankfort First shareholders, the Corporation's pro forma total equity to assets ratio will be approximately 19.32 percent, as projected in the Corporation's business plan. Such an equity to assets ratio is only modestly higher than the Subjects' combined preconversion/merger ratio of 17.47 percent.

In the case of this merger transaction, however, more meaningful than the Corporation's pro forma total equity to assets ratio is its pro forma tangible equity to assets ratio, since the merger transaction will generate goodwill of $16,664,000, resulting in tangible equity lower by that amount than total equity. With a conversion at the midpoint generating net cash proceeds of approximately $12 million and the simultaneous acquisition of Frankfort First, assuming the remaining cash piece of the acquisition price, approximately $18.0 million, is paid to Frankfort First shareholders, the Corporation's pro forma tangible equity to assets ratio will be approximately 14.5 percent, as projected in the Corporation's business plan. Such an equity to assets ratio is only moderately higher than the comparable group at 10.98 percent.

The Subjects' mix of assets and liabilities indicates some areas of notable variation from its comparable group. The Subjects' 62.48 percent ratio of deposits to total assets was lower than the comparable group at 71.57 percent, modestly higher than all thrifts at 56.68 percent and similar to Midwest thrifts at 65.03 percent. Those variations are directly related to the Subjects' 19.05 percent ratio of borrowed funds to assets, which was modestly higher than the comparable group at 16.75 percent, but lower than all thrifts at 33.30 percent and Midwest thrifts at 23.50 percent.

The Subjects had a lower 57.15 percent ratio of net loans to total assets at June 30, 2004, compared to the comparable group at 68.65 percent, and the Subjects' share of net loans was also lower than all thrifts at 68.38 percent and Midwest thrifts at 72.50 percent. The Subjects' 29.80 percent share of cash and investments was higher than the comparable group at 19.99 percent and also much higher than all thrifts at 14.67 percent and Midwest thrifts at 13.98 percent. The Subjects had mortgage-backed securities equal to 8.41 percent of assets, while the comparable group and Midwest thrifts were at a similar 7.73 percent and 8.51 percent, respectively, of total assets, and all thrifts were at a higher 12.38 percent.

Although, as discussed above, considerable goodwill will accrue from the merger, the Subjects were absent intangible assets at June 30, 2004, compared to 0.40 percent for the comparable group, 0.59 percent for all thrifts and 0.39 for Midwest thrifts. The Subjects were also absent repossessed assets at June 30, 2004, compared to the comparable group and all thrifts at 0.11 percent and Midwest thrifts at 0.16 percent.

The financial condition of the Subjects is influenced by their nonperforming assets of $1,572,000 or 0.57 percent of assets at June 30, 2004, compared to a higher 1.00 percent for the comparable group, 0.67 percent for all thrifts and 0.95 percent for Midwest thrifts. It should be

Financial Condition (cont.)

recognized that the Subjects' combined dollar balance of nonperforming assets and their ratio of nonperforming assets to total assets has indicated a very mild decreasing trend since June 30, 2002.

At June 30, 2004, the Subjects had a combined $747,000 of allowances for loan losses, which represented 0.27 percent of assets and 0.47 percent of total loans. Those ratios are considerably lower than the comparable group, which indicated allowances equal to 0.59 percent of assets and 0.91 percent of total loans. More significant, however, is an institution's ratio of allowances for loan losses to nonperforming assets, since a considerable portion of nonperforming assets might eventually be charged off. The Subjects' $747,000 of allowances for loan losses represented a lower 47.51 percent of nonperforming assets at June 30, 2004, compared to the comparable group's 60.13 percent, with all thrifts and Midwest thrifts at significantly higher ratios of 176.83 percent and Midwest thrifts at 127.46 percent, respectively.

In fiscal year 2004, the Subjects had combined net charge-offs of $65,000 or 0.04 percent of average loans, which was lower than the comparable group at 0.12 percent, all thrifts at 0.21 percent and Midwest thrifts at 0.24 percent. Of greater significance is the Subjects' combined ratio of provision for loan losses to net charge-offs. For the twelve months ended June 30, 2004, the Subjects had a combined provision for loan losses of $10,000, all of which was taken by the Association, resulting in a 15.38 percent ratio of ratio of provision for loan losses to net charge-offs. The comparable group's ratio was a very significantly higher 239.51 percent, with all thrifts at 164.37 percent and Midwest thrifts at 174.09 percent. Relative to the comparable group, those ratios are reflective of the Subjects' maintenance of a lower ratio of reserves to loans and a lower ratio of reserves to nonperforming assets, increasing their exposure in the event of higher charge-offs in future years.

The Subjects had a combined lower than average 2.69 percent ratio of high risk real estate loans to assets at June 30, 2004, compared to 16.21 percent for the comparable group and 20.92

percent for all thrifts. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties.

Due to its high equity position, the Association has maintained a minimal level of interest rate risk, although at June 30, 2004, its exposure indicated a moderate 19 percent decrease under a 200 basis point increase in interest rates, representing a dollar decrease in equity of $6,798,000. That exposure represents a trend of increasing exposure, compared to its smaller 12 percent decrease of 12 percent at March 31, 2004, representing a dollar decrease in equity of $4,517,000. At June 30, 2004, the Bank had a moderate level of interest rate risk with higher negative exposure of 31 percent under a 200 basis point increase in interest rates, representing a dollar decrease in equity of $5,267,000. The higher equity positions of both Subjects has served as a buffer against greater exposure, considering the terms and mix of their assets and liabilities. Based on the anticipated consolidated equity position of the Corporation and the individual equity positions of the Association and the Bank following the merger transaction, there exists, in our opinion, the potential for increased interest rate risk exposure.

As indicated in the following adjustment section addressing dividend payments, following conversion and the acquisition of the Bank, the Corporation has committed to pay a dividend of $0.48 per share, representing a payout ratio of approximately 197 percent, in considerable excess of net earnings per share. Such a level of dividend payments will have a negative impact on the Corporation's equity and equity to assets ratio in future years.

Overall, notwithstanding our concern relative to the Subjects' combined asset quality, reserves, coverage, interest rate risk and shares of loans and deposits relative to the comparable group, mitigated by their strong respective equity positions prior to conversion and merger, as well as the Corporation's pro forma equity position after conversion and merger, which is projected to remain higher than the comparable group and industry averages, we believe that no adjustment is warranted for the Corporation's current financial condition.

ASSET, LOAN AND DEPOSIT GROWTH

During their most recent five calendar years, the Subjects have been characterized by significantly lower than average rates of growth in assets, loans and deposits. The Association's and the Bank's average annual asset growth rates from 1999 to 2003, were 1.7 percent and 0.40 percent, respectively, compared to a higher 10.7 percent for the comparable group, 12.0 percent for all thrifts and 9.2 percent for Midwest thrifts. The Subjects' lower asset growth rates are reflective primarily of their much smaller than average increases in deposits during that five year period. The Association's and the Bank's loan portfolios indicate negative average annual increases of (8.0) percent and (1.5) percent, respectively, from 1999 to 2003, compared to average growth rates of 9.8 percent for the comparable group, 11.9 percent for all thrifts and 9.0 percent for Midwest thrifts.

The Association's deposits indicate an average annual increase of 1.0 percent from 1999 to 2003, while the Bank's deposits declined an average of (1.66) percent during the same five year period. Annual deposit growth averaged 10.5 percent for the comparable group, 11.1 percent for all thrifts and 8.2 percent for Midwest thrifts. The Association and the Bank had combined borrowed funds of 19.05 percent of assets at June 30, 2004, which was similar to the comparable group's 16.75 percent ratio.

The Corporation's ability to maintain or increase its asset base and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and savings products, to maintain a high quality of service to its customers, to increase its market share and to increase its loan origination activity. The Bank's primary market area has experienced a moderate increase in population and households between 1990 and 2003, but those increases are projected to continue at slower rates through 2008. The Bank's primary market area also indicates 2003 per capita income at generally average levels and median household income also similar to Kentucky and the United States. The Association's primary market area, however, has experienced net decreases population and much smaller than average increases in households compared to Kentucky and the United States. It should be particularly noted that Hazard, the location of the Association's single office, indicated decreases in both population and households

Asset, Loan and Deposit Growth (cont.)

from 1990 to 2003 and levels and growth of per capita and median household income significantly below Kentucky and the United States.

Inasmuch as the Corporation's business plan does not project any additional branching, its historical and continuing dependence on its current primary market areas are likely to result in very modest asset growth of 4 percent in 2005 and 2006 and 5.6 percent in 2007, as projected in the business plan. The Corporation's business plan projections also indicate very modest deposit growth of 1.7 percent in 2005, 2.5 percent in 2006 and 2.2 percent in 2007, reflecting the demographics of the market areas and the competitive environment. Total portfolio loans are projected to experience modest growth of approximately 3 percent in 2005, as conversion proceed are deployed in the first half of the year, with cash and investments remaining generally constant. In 2006 and 2007, loan growth is projected to be approximately 10 percent in each year. The Corporation's competitive operating environment, together with its projected modest deposit growth during the next few years, combined with modest to moderate loan growth, is likely to result in the continuation of the Corporation's lower asset, loan and deposit growth relative to the comparable group.

Based on the foregoing factors, we have concluded that a downward adjustment to the Corporation's pro forma value is warranted for its anticipated asset, loan and deposit growth.

DIVIDEND PAYMENTS

In its fiscal year ended June 30, 2004, Frankfort First paid cash dividends of $1.12 per common share, representing a payout ratio of 147.36, based on fiscal year 2004 basic earnings per share of $0.76. As a term of its agreement to acquire Frankfort First, the Corporation has committed to the payment of cash dividends in the years immediately following the completion of its stock offering and acquisition.

Dividend Payments (cont.)

Subject to the results of the stock offering, the Corporation will pay dividends per share of $0.48, $0.48, $0.45 and $0.40 at the minimum, midpoint, maximum and super maximum ranges of the offering, respectively, beginning in its first year of operations. At the midpoint of the offering range, the dividend of $0.48 per share represents a dividend yield of 4.80 percent and a payout ratio of 196.99 percent of earnings per share.

Each of the ten institutions in the comparable group pays a cash dividend for an average dividend yield of 2.39 percent and an average payout ratio of 37.74 percent.

In our opinion, notwithstanding a modestly negative on the Corporation's equity and equity to assets ratio resulting from a payout ratio in excess of earnings, an upward adjustment to the pro forma market value of the Corporation is warranted at this time related to dividend payments.

SUBSCRIPTION INTEREST

In 2003, investors' interest in new issues was generally positive and subscription levels were consistently moderate to high, although a few issues received a less than strong reaction from the marketplace. In 2004 to date, new issues have attracted somewhat less interest from investors and aftermarket price percentage increases have been approximately half of those experienced in 2003. Overall, the recent reaction of IPO investors appears generally to be related to a number of analytical factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, aftermarket price trends and the anticipation of continuing merger/acquisition activity in the thrift industry. Although the number of offerings is small relative to the 1990s, there appears not to be a quantitative unsatisfied demand for new financial institution issues, and even some issues attracting considerable interest have posted smaller than expected price increases and, in some cases, price decreases in the aftermarket.

Subscription Interest (cont.)

The Corporation will direct its offering on an exchange basis to shareholders of Frankfort First and on a cash basis primarily to depositors of the Association and, if there is a community offering, to residents of Perry County, Kentucky. The board of directors and officers anticipate purchasing approximately $1.2 million or 4.0 percent of the stock offered to the public based on the appraised midpoint valuation. At the midpoint, maximum and super maximum of the valuation range, up to 45 percent of the minority shares to be issued will be offered to the shareholders of Frankfort First, with that percentage increasing to 49 percent at the minimum of the valuation range. The Corporation will form an ESOP, which plans to purchase 8.7 percent of the total shares minority shares issued in the current offering, including the shares issued to the shareholders of Frankfort First. Additionally, the Prospectus restricts to 30,000 shares, based on the $10.00 per share purchase price, the total number of shares in the conversion that may be purchased by a single person and by persons and associates acting in concert.

The Bank has secured the services of Capital Resources, Inc. ("Capital Resources") to assist in the marketing and sale of the conversion stock.

Based on the size of the offering, recent market movement and current market conditions, local market interest, the terms of the offering and recent subscription levels for initial mutual holding company offerings, we believe that no adjustment is warranted for the Corporation's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Subjects will offer its shares through a subscription offering and, if required, a subsequent community offering with the assistance of Capital Resources. The Corporation will pursue at least two market makers for the stock, which it anticipates will be traded on NASDAQ.

Liquidity of the Stock (cont.)

The Corporation's total public offering is similar in size to the average market value of the comparable group and Kentucky thrifts. The comparable group has an average market value of $27.4 million for the stock outstanding compared to a midpoint public offering of $29.3 million for the Corporation, less the ESOP and the estimated 110,000 shares to be purchased by officers and directors, which will reduce the Corporation's public market capitalization to approximately $25.6 million. Of the ten institutions in the comparable group, eight trade on NASDAQ and two trade on the American Stock Exchange, with those ten institutions indicating an average daily trading volume of 627 shares during the last four quarters.

In further examining and analyzing the market for publicly-traded thrift stocks, we compared various characteristics of the 41 mutual holding companies with the 237 stock companies. Our findings indicate that both entity types have generally similar average market capitalization, with mutual holding companies at $398 million and stock companies at $507 million; and that both entity types have a generally similar average number of shares outstanding, with mutual holding companies averaging 14.1 million shares and stock companies averaging 17.0 million shares. We find it significant, however, notwithstanding the foregoing similarities, that the average daily trading volume of mutual holding companies was 18,572 during the past twelve months, while stock companies indicated a much higher average daily volume of 75,573 shares.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded mutual holding companies, we have concluded that a downward adjustment to the Corporation's pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

The president and chief executive officer of the Association is Tony D. Whitaker, who is also a director. Mr. Whitaker joined the Association in 1997 as president and chief executive officer and been a director since 1993. Prior to joining the Association, Mr. Whitaker was president of First Federal Savings Bank in Richmond, Kentucky, from 1988 to 1994 and from 1994 to 1996, served as president of the central Kentucky region and served on the board of Great Financial Bank, a $3.0 billion thrift holding company located in Louisville. Mr. Whitaker served as a director of the Federal Home Bank of Cincinnati from 1991 to 1997.

The president and chief executive officer of the Bank is Danny A. Garland. Mr. Garland joined the Bank in 1975 and has served as a director since 1981. Mr. Garland currently serves on the board of the Kentucky Bankers Association. The executive vice president of the Bank is Don D. Jennings, who is also secretary and a director of the Bank, as well as president and chief executive officer of Frankfort First Bancorp, Inc. Mr. Jennings has been with the Bank since 1991.

During the past five years, the Subjects have been able to maintain stable deposit and equity bases, maintain higher than average regulatory capital ratios, reasonably control nonperforming assets, classified loans and charge-offs, maintain acceptable interest rate risk exposure positions, and maintain favorable overhead and efficiency ratios. Although the Subjects' earnings and return on assets have been below comparable group and industry averages, and their noninterest income has been lower than such averages, management is confident that the synergies associated with the merger will leave the Corporation and its operating subsidiaries well positioned for longer term growth and enhanced profitability following the public offering and merger.

Overall, we believe the Subjects and the Corporation to be professionally and knowledgeably managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's dependence on interest rate trends, recent volatility in the stock market and pending federal legislation related to the regulation of financial institutions. Increased merger/acquisition activity, as well as the presence of new competitors in the financial institution industry, such as de novo institutions, investment firms, insurance companies and mortgage companies, have resulted in increased pressure on an individual institution's ability to attract retail deposits at normal rates rather than premium rates and to deploy new funds in a timely and profitable manner.

Although we believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in some public offerings, in our opinion, various characteristics of the Corporation's reorganization transaction, as well as recent market trends, cause us to conclude that such a discount is not warranted in the case of this particular offering. Consequently, at this time we have made no adjustment to the Corporation's pro forma market value related to a new issue discount.

VI. VALUATION METHODS

Historically, the method most frequently used by this firm to determine the pro forma market value of common stock for thrift institutions has been the price to book value ratio method, due to the volatility of earnings in the thrift industry in the early to mid-1990s. As earnings in the thrift industry stabilized and improved in the late 1990s, additional attention has been given to the price to earnings method, particularly considering increases in stock prices during those years. During the past few years, however, as decreasing interest rates have had varying effects on the earnings of individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful to the objective of discerning commonality and comparability among institutions.

The mutual holding company reorganization of the Association includes the acquisition of Frankfort First for the price of $31.2 million, which results in goodwill relating to the amount by which the purchase price exceeds the net tangible assets of Frankfort First. The Corporation will, therefore, carry goodwill in the initial amount of $16,664,000, which decreases the total preconversion book value assumption of $44,206,000, derived as previously discussed, to the tangible book value assumption of $27,542,000. Inasmuch as the acquisition of Frankfort First is integral to the Association's mutual holding company reorganization, in our opinion such tangible book value method is the appropriate method upon which to place primary emphasis in determining the pro forma market value of the Corporation. Additional analytical and correlative attention will be given to the price to core earnings method.

In recognition of the volatility and variance in earnings due to fluctuations in interest rates, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a third valuation method, the price to assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

Valuation Methods (cont.)

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value".

In applying each of the valuation methods, consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. Downward adjustments were made for the Corporation's earnings performance, market area, asset, loan and deposit growth and the liquidity of the stock. An upward adjustments was made for the committed dividend payments following the reorganization and merger. No adjustments were made for the Corporation's financial condition, subscription interest, management and marketing of the issue.

PRICE TO TANGIBLE BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition. In the case of the Association's mutual holding company reorganization/acquisition transaction, this method is the most pertinent and appropriate approach due to the terms of the acquisition and the balance sheet accounting adjustments, including goodwill. As discussed above, in our opinion the presence of goodwill in the initial amount of $16,664,000 or 37.7 percent of preconversion book value, requires the primary valuation emphasis to be placed on the tangible book value method.

It should be noted that four of the ten comparable group institutions had goodwill on their balance sheets at June 30, 2004, as indicated in Exhibits 42 and 43. Those four institutions indicated an average price to tangible book value ratio of 141.26 percent, which is 18.80 percent higher than the average price to tangible book value ratio of the six comparable group institutions without goodwill. Additionally, our analysis indicates that the 115 publicly-traded thrifts with

Price to Tangible Book Value Method (cont.)

goodwill on their current balance sheets are trading at an average price to tangible book value ratio of 194.7 percent, which is 19.6 percent higher than the average price to total book value for those institutions. As indicated in Exhibit 50 and discussed below, the Corporation's pro forma price to tangible book ratio of 87.54 percent at the midpoint is a similar 22.37 percent higher than its total price to book value ratio of 71.54 percent.

Exhibit 50 shows the average and median price to tangible book value ratios for the comparable group which were 127.85 percent and 117.17 percent, respectively. The full comparable group indicated a moderately wide range, from a low of 92.81 percent (Home Building Bancorp) to a high of 190.33 percent (CKF Bancorp). The comparable group had lower average and median price to total book value ratios of 124.01 percent and 116.11 percent, respectively, with the range of 92.81 percent to 177.06 percent. Excluding the low and the high in the group, the comparable group's price to tangible book value range narrowed modestly from a low of 104.80 percent to a high of 160.86; and the comparable group's price to total book value range also narrowed modestly from a low of 98.89 percent to a high of 160.86 percent.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a pro forma price to tangible book value ratio of 87.54 percent and a price to total book value ratio of 71.54 percent at the midpoint. The price to tangible book value ratio increases from 84.70 percent at the minimum to 91.50 percent at the super maximum, while the price to total book value ratio increases from 67.46 percent at the minimum to 77.71 percent at the super maximum.

The Corporation's pro forma price to tangible book value ratio of 87.54 percent at the midpoint, as calculated using the prescribed formulary computation indicated in Exhibit 49, is influenced by the merger transaction and the goodwill generated thereby, the Subjects' respective capitalization and local markets, subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation's ratio of equity to tangible assets after conversion at the midpoint of the valuation range will be approximately 14.48 percent compared to 10.98 percent for the comparable group. Based on the price to tangible book value ratio and the tangible equity of $27,542,000 at June 30, 2004, the indicated fully converted pro forma market value of the Corporation using this approach is $65,231,464 at the midpoint (reference Exhibit 49).

PRICE TO CORE EARNINGS METHOD

The foundation of the price to core earnings method is the determination of the core earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibits 3, 3a, 4, 4a and 7, the Subjects' combined after tax core earnings for the twelve months ended June 30, 2004, were $2,094,000, and its net earnings were $1,714,000 for that period. To opine the pro forma market value of the Corporation by using the price to core earnings method, we applied the Bank's core earnings base of $2,094,000.

In determining the price to core earnings multiple, we reviewed the ranges of price to core earnings and price to net earnings multiples for the comparable group and all publicly-traded thrifts. The average price to core earnings multiple for the comparable group was 16.56, while the median was a similar 16.12. The average price to net earnings multiple was a slightly lower 15.86 and the median multiple was 16.05. The comparable group's price to core earnings multiple was lower than the 23.98 average multiple for all publicly-traded, FDIC-insured thrifts and lower than their median of 17.02. The range in the price to core earnings multiple for the comparable group was from a low of 10.89 (LSB Financial Corp.) to a high of 26.96 (First Niles Financial, Inc.). The range in the price to core earnings multiple for the comparable group, excluding the high and low ranges, was from a low multiple of 12.08 to a high of 17.84 times earnings for eight of the ten institutions in the group, indicating a moderate narrowing of the range.

Price to Core Earnings Method (cont.)

Consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. In recognition of those adjustments, we have determined a price to core earnings multiple of 27.91 at the midpoint, based on the Subjects' core earnings of $2,094,000 for twelve months ended June 30, 2004.

Based on the Bank's core earnings base of $2,094,000 (reference Exhibit 49), the pro forma market value of the Corporation using the price to earnings method is $64,258,889 at the midpoint.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion.

Exhibit 50 indicates that the average price to assets ratio for the comparable group was 14.16 percent and the median was 12.61 percent. The range in the price to assets ratios for the comparable group varied from a low of 9.23 percent (LSB Financial Corp.) to a high of 25.47 percent (First Niles Financial, Inc.). The range narrows moderately with the elimination of the two extremes in the group to a low of 10.26 percent and a high of 18.40 percent.

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 20.05 percent at the midpoint, which ranges from a low of 19.30 percent at the minimum to 29.36 percent at the super maximum.

Price to Assets Method (cont.)

Based on the Subjects' June 30, 2004, combined asset base of $277,941,000, the indicated pro forma market value of the Corporation using the price to assets method is $65,122,435 at the midpoint (reference Exhibit 49).

VALUATION CONCLUSION

Exhibit 55 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the fully converted valuation approaches. At the midpoint value, the fully converted price to tangible book value ratio of 87.54 percent for the Corporation represents a discount of 31.53 percent relative to the comparable group and decreases to 28.43 percent at the super maximum. As presented Exhibits 51 through 54 of this report and as further detailed in the offering prospectus, however, recognizing the lower actual proceeds to be realized by the minority offering of 45 percent of the pro forma fully converted shares, with 45 percent of that minority offering representing exchange shares issued to the shareholders of Frankfort First, the Corporation's pro forma tangible book value and pro forma tangible book value per share will be significantly lower and its corresponding price to tangible book value ratio will be higher at the offering price of $10.00 per share. Specifically, the cash sale to the public 24.75 percent of the shares, with 20.25 percent issued to the shareholders of Frankfort First and the remaining 55 percent of the shares retained by the mutual holding company, results in a price to tangible book value ratio of 158.73 percent, 168.63 percent, 176.68 percent and 184.50 percent at the minimum, midpoint, maximum and super maximum of the actual offering range, respectively. Those ratios represent respective premiums at the minimum, maximum and super maximum relative to the average of the comparable group of 27.99 percent, 35.98 percent, 42.47 percent and 48.78 percent.

The price to core earnings multiple of 27.91 for the Corporation at the midpoint value indicates a premium of 68.47 percent, increasing to a premium of 118.44 percent at the super

Valuation Conclusion (cont.)

maximum. The price to assets ratio at the midpoint of 20.05 percent represents a premium of 45.55 percent, increasing to a premium of 113.13 percent at the super maximum.

It is our opinion that as of August 27, 2004, the fully converted pro forma market value of the Corporation is $65,000,000 at the midpoint, representing 6,500,000 shares at $10.00 per share. The fully converted pro forma valuation range of the Corporation is from a minimum of $55,250,000 or 5,525,000 shares at $10.00 per share to a maximum of $74,750,000 or 7,475,000 shares at $10.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The super maximum, defined as 15 percent above the maximum of the range, is $85,962,500 or 8,596,250 shares at $10.00 per share (reference Exhibits 51 to 54).

The fully converted pro forma appraised value of Kentucky First Federal Bancorp as of August 27, 2004, is $65,000.000 at the midpoint.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION
HAZARD, KENTUCKY

Statement of Financial Condition
At June 30, 2004

ASSETS		June 30, 2004 (In thousands)
Cash and due from banks	$	899
Federal funds sold		15,000
Interest-bearing deposits in other financial institutions		963
Cash and cash equivalents		16,862
Investment securities available-for-sale		12,391
Investment securities held-to-maturity, at amortized cost - approximate fair value of $71,500		73,823
Loans receivable - net		33,568
Real estate acquired through foreclosure - net		--
Office premises and equipment - at depreciated cost		186
Federal Home Loan Bank stock - at cost		1,826
Accrued interest receivable		603
Prepaid expenses and other assets		77
Prepaid federal income taxes		308
Deferred federal income taxes		179
Total assets	$	139,823
LIABILITIES AND RETAINED EARNINGS		
Deposits	$	98,751
Advances from the Federal Home Loan Bank		9,000
Accounts payable and other liabilities		1,029
Total liabilities		108,780
Retained earnings		31,443
Other comprehensive income, unrealized losses on securities designated as available-for-sale, net of tax effects		(400)
Total retained earnings		31,043
Total liabilities and retained earnings	$	139,823

Source: First Federal Savings and Loan Association's audited financial statements

EXHIBIT 1a

FRANKFORT FIRST BANCORP, INC.
FRANKFORT, KENTUCKY

Consolidated Statement of Financial Condition
At June 30, 2004

		June 30, 2004 (In thousands)
ASSETS		
Cash and due from banks	$	1,122
Interest-bearing deposits in other financial institutions		--
Cash and cash equivalents		1,122
Certificates of deposit in other financial institutions		2,100
Mortgage-backed securities available-for-sale - at market		2,758
Loans receivable - net		125,262
Real estate acquired through foreclosure - net		--
Office premises and equipment - at depreciated cost		1,496
Federal Home Loan Bank stock - at cost		2,941
Accrued interest receivable on loans		303
Accrued interest receivable on investments and interest-bearing deposits		11
Prepaid expenses and other assets		2,125
Total assets	$	138,118
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$	75,025
Advances from the Federal Home Loan Bank		43,718
Advances by borrowers for taxes and insurance		307
Accrued interest payable		19
Accrued federal income taxes		321
Deferred federal income taxes		216
Other liabilities		998
Total liabilities		120,604
SHAREHOLDERS' EQUITY		
Preferred stock, 500,000 shares authorized, $.01 par value, no shares issued		--
Common stock, 3,750,00 shares authorized, $.01 par value, 1,672,443 shares issued		17
Additional paid-in capital		5,918
Retained earnings - restricted		18,068
Less 405,830 shares of treasury stock at June 30, 2004 - at cost		(6,350)
Less shares acquired for stock benefit plan		(87)
Other comprehensive income, unrealized gains (losses) on securities designated as available-for-sale - net of related tax effects		(52)
Total shareholders' equity		17,514
Total liabilities and shareholders' equity	$	138,118

Source: Frankfort First Bancorp, Inc.'s audited financial statements

EXHIBIT 2

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION
HAZARD, KENTUCKY

Statements of Financial Condition
At June 30, 2000, 2001, 2002 and 2003

	June 30, 2003	June 30, 2002	June 30, 2001	June 30, 2000
	(In thousands)			
ASSETS				
Cash and cash equivalents	$ 30,349	$ 26,734	$ 13,672	$ 870
Investment securities	61,838	51,286	45,981	53,986
Mortgage-backed securities held-to-maturity, at amortized cost	389	713	1,049	1,347
Mortgage-backed securities held-to-available-for-sale		--	9,330	6,771
Loans receivable - net	40,586	51,413	56,680	58,087
Real estate acquired through foreclosure - net	114	20	28	99
Office premises and equipment - at depreciated cost	228	300	214	282
Federal Home Loan Bank stock - at cost	1,755	1,681	1,593	1,481
Other assets	838	1,035	1,283	1,609
Total assets	$ 136,097	$ 133,182	$ 129,830	$ 124,532
LIABILITIES AND RETAINED EARNINGS				
Deposits	$ 104,784	$ 102,704	$ 100,411	$ 93,810
Advances from the Federal Home Loan Bank	--	--	--	2,500
Accounts payable and other liabilities	631	846	650	1,341
Total liabilities	105,415	103,550	101,061	97,651
Retained earnings	30,682	29,632	28,725	27,047
Accumulated other comprehensive loss	--	--	44	(166)
Total retained earnings	30,682	29,632	28,769	26,881
Total liabilities and retained earnings	$ 136,097	$ 133,182	$ 129,830	$ 124,532

Source: First Federal Savings and Loan Association's audited financial statements

EXHIBIT 2a

FRANKFORT FIRST BANCORP, INC.
FRANKFORT, KENTUCKY

Consolidated Statements of Financial Condition
At June 30, 2000, 2001, 2002 and 2003

	June 30,			
	2003	2002	2001	2000
		(In thousands)		
ASSETS				
Cash and due from banks	$ 478	$ 638	$ 740	$ 133
Interest-bearing deposits in other financial institutions	1,550	4,174	5,977	845
Cash and cash equivalents	2,028	4,812	6,717	978
Certificates of deposit in other financial institutions	3,100	100	100	100
Mortgage-backed securities available-for sale - at market	3,997	--	--	--
Investment securities held-to-maturity - at amortized cost, approximate market value of $2,013 and $1,965 as of June 30, 2001 and 2000, respectively	--	--	1,995	1,979
Loans receivable - net	124,596	131,180	136,435	137,792
Real estate acquired through foreclosure - net	29	311	--	--
Office premises and equipment - at depreciated cost	1,364	1,372	1,421	1,453
Federal Home Loan Bank stock - at cost	2,827	2,708	2,566	2,351
Accrued interest receivable on loans	293	389	433	413
Accrued interest receivable on investments and interest-bearing deposits	15	--	42	41
Prepaid expenses and other assets	87	85	147	347
Total assets	$ 138,336	$ 140,957	$ 149,856	$ 145,454
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits	$ 75,622	$ 75,896	$ 82,829	$ 82,502
Advances from the Federal Home Loan Bank	43,017	44,982	47,128	42,108
Other borrowed money	--	--	--	373
Advances by borrowers for taxes and insurance	324	329	344	337
Accrued interest payable	29	55	54	59
Accrued federal income taxes	261	13		
Deferred federal income taxes	265	217	93	--
Other liabilities	820	1,400	1,274	1,251
Total liabilities	120,338	122,892	131,722	126,630
Shareholders' equity				
Preferred stock, 500,000 shares authorized, $.01 par value; no shares issued	--	--	--	--
Common stock, 3,750,000 shares authorized $.01 par value; 1,672,443 shares issued	17	17	17	17
Additional paid-in capital	5,879	5,876	5,876	5,876
Retained earnings - restricted	18,525	18,606	18,675	18,412
Less 418,335, 426,335, 426,335 and 352,335 shares of treasury stock - at cost at June 30, 2003, 2003, 2001 and 2000, respectively	(6,331)	(6,434)	(6,434)	(5,481)
Less share acquired for stock benefit plan	(98)	--	--	--
Other comprehensive income, unrealized gain on securities designated as available-for-sale - net of related tax effects	6	--	--	--
Total shareholders' equity	17,998	18,065	18,134	18,824
Total liabilities and shareholders' equity	$ 138,336	$ 140,957	$ 149,856	$ 145,454

Source: Frankfort First Bancorp's audited financial statements

EXHIBIT 3

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION
HAZARD, KENTUCKY

Statement of Earnings
For the Year Ended June 30, 2004

	Year Ended June 30, 2004 (In thousands)
Interest income	
Loans	$ 2,794
Mortgage-backed securities	396
Investment securities	2,192
Interest-bearing deposits and other	219
Total interest income	5,601
Interest expense	
Deposits	2,166
Borrowings	54
Total interest expense	2,220
Net interest income	3,381
Provision for loan losses	10
Net interest income after provision for loan losses	3,371
Other income (loss)	
Gain on sale of investment securities	5
Loss on sale of real estate acquired through foreclosure	(61)
Other operating	21
Total other income (loss)	(35)
General, administrative and other expense	
Employee compensation and benefits	1,620
Occupancy and equipment	132
Data processing	32
Franchise taxes	83
Charitable contributions	42
Other operating	274
Total general, administrative and other expense	2,183
Earnings before federal income taxes	1,153
Federal income taxes	
Current	364
Deferred	28
Total federal income taxes	392
Net earnings	$ 761

Source: First Federal Savings and Loan Association's audited financial statements

EXHIBIT 3a

FRANKFORT FIRST BANCORP, INC.
FRANKFORT, KENTUCKY

Consolidated Statement of Earnings
For the Year Ended June 30, 2004

	Year Ended June 30, 2004 (In thousands)
Interest income	
Loans	$ 7,417
Investment securities	154
Interest-bearing deposits and other	122
Total interest income	7,693
Interest expense	
Deposits	1,849
Borrowings	2,586
Total interest expense	4,435
Net interest income	3,258
Provision for loan losses	--
Net interest income after provision for loan losses	3,258
Other operating income	69
General, administrative and other expense	
Employee compensation and benefits	1,157
Occupancy and equipment	171
Franchise and other taxes	102
Data processing	124
Other operating	339
Total general, administrative and other expense	1,893
Earnings before federal income taxes	1,434
Federal income taxes	
Current	462
Deferred	19
Total federal income taxes	481
Net earnings	$ 953

Source: Frankfort First Bancorp, Inc.'s audited financial statements

EXHIBIT 4

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION
HAZARD, KENTUCKY

Statements of Earnings
For the Years Ended June 30, 2000, 2001, 2002 and 2003

	Year Ended June 30,			
	2003	2002	2001	2000
Interest income	$ 6,313	$ 7,671	$ 8,828	$ 8,601
Interest expense	(3,399)	(4,548)	(5,266)	(4,623)
Net interest income	2,914	3,123	3,562	3,978
Provision for loan losses	(66)	(123)	(97)	(112)
Net interest income after provision for loan losses	2,848	3,000	3,465	3,866
Other income	297	414	99	107
Other expense	(1,554)	(1,973)	(1,340)	(1,352)
Income before income taxes	1,591	1,441	2,224	2,621
Federal income taxes	(541)	(490)	(757)	(898)
Net earnings	$ 1,050	$ 951	$ 1,467	$ 1,723

Source: First Federal Savings and Loan Association's audited and unaudited financial statements

EXHIBIT 4a

FRANKFORT FIRST BANCORP, INC.
FRANKFORT, KENTUCKY

Consolidated Statements of Earnings
For the Years Ended June 30, 2003, 2002, 2001 and 2000

	Year Ended June 30,			
	2003	2002	2001 #	2000
	(In thousands)			
Interest income:				
Loans	$ 8,398	$ 9,701	$ 10,503	$ 9,778
Investment securities	59	55	133	116
Interest-bearing deposits and other	195	235	316	193
Total interest income	8,652	9,991	10,952	10,087
Interest expense:				
Deposits	2,346	3,370	4,075	3,856
Borrowings	2,674	2,802	2,839	2,159
Total interest expense	5,020	6,172	6,914	6,015
Net interest income	3,632	3,819	4,038	4,072
Provision for losses on loans	--	1	--	1
Net interest income after provision for loan losses	3,632	3,818	4,038	4,071
Other operating income	71	62	50	45
General, administrative and other expense				
Employee compensation and benefits	973	1,152	963	945
Occupancy and equipment	175	173	161	165
Franchise and other taxes	108	94	110	33
Data processing	122	125	127	136
Other operating	332	324	353	428
Total general, administrative and other expense	1,710	1,868	1,714	1,707
Earnings before income taxes	1,993	2,012	2,374	2,409
Federal income taxes				
Current	633	561	699	760
Deferred	45	124	112	68
Total federal income taxes	678	685	811	828
Net earnings	$ 1,315	$ 1,327	$ 1,563	$ 1,581

Source: Frankfort First Bancorp Inc.'s audited financial statements

EXHIBIT 5

Selected Financial Information
First Federal Savings and Loan Association
At June 30,
2000 through 2004

	At June 30,				
	2004	2003	2002	2001	2000
Selected Financial Data:			(In thousands)		
Total assets	$ 139,823	$ 136,097	$ 133,182	$ 129,830	$ 124,532
Cash and cash equivalents	16,862	30,349	26,734	13,672	870
Investment securities held-to-maturity	50,840	48,841	51,286	45,981	53,986
Investment securities available-for-sale market	12,391	13,997	--	--	--
Mortgage-backed securities held-to-maturity	22,983	389	713	1,049	1,347
Mortgage-backed securities available-for-sale	--	--	--	9,330	6,771
Loans receivable	33,568	40,586	51,413	56,680	58,729
Deposits	98,751	104,784	102,704	100,411	93,810
FHLB advances	9,000	--	--	--	2,500
Retained earnings	31,043	30,682	29,632	28,567	26,341
Allowances for loan losses	665	720	735	655	612
Nonperforming loans	1,154	1,296	1,541	1,337	1,311

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 5a

Selected Financial Information
Frankfort First Bancorp, Inc.
At June 30,
2000 through 2004

	At June 30,				
	2004	2003	2002	2001	2000
Selected Financial Data:			(In thousands)		
Assets	$ 138,118	$ 138,336	$ 140,957	$ 129,856	$ 145,454
Loans receivable, net	125,262	124,596	131,180	136,435	137,792
Cash, investments and mortgage-backed securities	5,980	9,125	4,912	8,812	3,057
Deposits	75,025	75,622	75,896	82,829	82,502
Federal Home Loan Bank advances	43,718	43,017	44,982	47,128	42,108
Shareholders' equity - restricted	17,514	17,998	18,065	18,134	18,824

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 6

Income and Expense Trends
First Federal Savings and Loan Association
For the Years Ended June 30, 2000 through 2004

	At June 30,				
	2004	2003	2002	2001	2000
	(In thousands)				
Selected Operating Data:					
Total interest income	$ 5,601	$ 6,313	$ 7,671	$ 8,828	$ 8,601
Total interest expense	(2,220)	(3,399)	(4,548)	(5,266)	(4,623)
Net interest income	3,381	2,914	3,123	3,562	3,978
Provision for losses on loans	(10)	(66)	(123)	(97)	(112)
Net interest income after provision for losses on loans	3,371	2,848	3,000	3,465	3,866
Total other income (loss)	(35)	297	414	99	107
Total general administrative and other expense	(2,183)	(1,554)	(1,973)	(1,340)	(1,352)
Earnings before income taxes	1,153	1,591	1,441	2,224	2,621
Federal income taxes	(392)	(541)	(490)	(757)	(898)
Net earnings	$ 761	$ 1,050	$ 951	$ 1,467	$ 1,723

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 6a

Income and Expense Trends
Frankfort First Bancorp, Inc.
For the Years Ended June 30, 2000 through 2004

	At June 30,				
	2004	2003	2002	2001	2000
	(In thousands)				
Operating Data:					
Interest income	$ 7,693	$ 8,652	$ 9,991	$ 10,952	$ 10,087
Interest expense	4,435	5,020	6,172	6,914	6,015
Net interest income	3,258	3,632	3,819	4,038	4,072
Provision for loan losses	--	--	1	--	1
Net interest income after provision for loan losses	3,258	3,632	3,818	4,038	4,071
Other income	69	71	62	50	45
General, administrative and other expense	1,892	1,710	1,868	1,714	1,707
Earnings before federal income taxes	1,434	1,993	2,012	2,374	2,409
Federal income taxes	481	678	685	811	828
Net earnings	$ 953	$ 1,315	$ 1,327	$ 1,563	$ 1,581

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 7

Normalized Earnings Trends
First Federal Savings and Loan Association
For the Fiscal Year Ended June 30, 2004

	Year Ended June 30, 2004
Net income before taxes	$ 1,153
Expense adjustments	
Defined benefit plan	580
Director retirement	(50)
Income adjustments	
Loss on real estate owned	45
Normalized earnings before taxes	1,728
Taxes [(1)]	587
Normalized earnings after taxes	$ 1,141

(1) Based on tax rate of 34.0 percent.

Source: First Federal Savings and Loan Association's audited financial statements

EXHIBIT 8

Performance Indicators
First Federal Savings and Loan Association
At or For the Year Ended June 30, 2000 through 2004

	Years Ended June 30,				
	2004	2003	2002	2001	2000
Performance Ratios:					
Return on average assets	0.56%	0.77%	0.87%	1.15%	1.40%
Return on average equity	2.44%	3.36%	3.88%	5.22%	6.53%
Average equity to average assets	23.14%	22.38%	22.40%	22.12%	21.42%
Equity to total assets at end of period	22.20%	22.54%	22.25%	22.13%	21.72%
Interest rate spread (1)	2.04%	1.46%	1.63%	2.42%	2.37%
Net interest margin (2)	2.54%	2.18%	2.87%	3.14%	3.32%
Total expenses to average assets	1.62%	1.14%	1.80%	1.05%	1.13%
Average interest-earning assets to average interest-bearing liabilities	129.55%	128.39%	129.71%	115.54%	124.57%
Efficiency ratio (3)	65.24%	48.75%	55.78%	36.60%	33.10%
Asset Quality Ratios:					
Nonperforming loans as a percent of total loans	3.35%	3.10%	2.94%	2.32%	2.25%
Nonperforming loans as a percent of total assets	0.83%	0.95%	1.16%	1.03%	1.05%
Allowance for loan losses as a percent of total assets	1.93%	1.72%	1.40%	1.14%	1.09%
Allowance for loan losses as a percent of nonperforming loans	57.63%	55.56%	47.70%	48.99%	48.97%
Regulatory Capital Ratios:					
Tangible capital	22.42%	22.54%	22.25%	21.97%	21.82%
Core capital	22.42%	22.54%	22.25%	21.97%	21.82%
Risk-based capital	82.40%	76.81%	68.37%	64.89%	63.03%

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income.

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 8a

Performance Indicators
First Federal Savings Bank of Frankfort
At or For the Year Ended June 30, 2000 through 2004

	Years Ended June 30,				
	2004	2003	2002	2001	2000
Performance Ratios:					
Return on average assets	0.69%	0.94%	0.91%	1.06%	1.11%
Return on average equity	5.32%	7.24%	7.27%	8.52%	7.89%
Interest rate spread [1]	1.91%	2.09%	2.03%	2.13%	2.24%
Net interest margin [2]	2.38%	2.64%	2.65%	2.78%	2.92%
Operating expenses to average assets	1.36%	1.23%	1.28%	1.16%	1.20%
Efficiency ratio [3]	36.75%	32.01%	32.85%	29.80%	29.54%
Average interest-earning assets to average interest-bearing liabilities	114.43%	115.05%	114.42%	113.87%	115.73%
Capital Ratios:					
Total capital to risk-weighted assets	23.00%	26.30%	24.60%	24.50%	24.70%
Tier I capital to risk-weighted assets	22.90%	26.40%	22.70%	24.80%	26.50%
Tier I capital to average assets	11.80%	13.00%	11.40%	12.50%	14.30%
Total equity to total asets	12.70%	13.00%	12.80%	12.10%	12.90%
Asset Quality Ratios:					
Alowance for loan losses as a percent of total loans	0.07%	0.07%	0.08%	0.07%	0.07%
Allowance for loan losses as a percent of nonperforming loans	22.04%	29.29%	14.44%	23.71%	20.12%
Net charge-offs to average loans outstanding during the period	N/A	0.01%	N/A	N/A	N/A
Nonperforming loans as a percent of total loans	0.30%	0.20%	0.43%	0.31%	0.36%
Nonperforming assets as a percent of total assets	0.27%	0.20%	0.62%	0.28%	0.35%

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income.

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 9

Volume/Rate Analysis
First Federal Savings and Loan Association
For the Years Ended June 30, 2002, 2003 and 2004

	Years Ended June 30, 2004 vs. 2003			Years Ended June 30, 2003 vs. 2002		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
		(In thousands)			(In thousands)	
Interest income:						
Loans	$ (740)	$ (107)	$ (847)	$ 212	$ (945)	$ (733)
Mortgage-backed securities	357	(20)	337	(197)	(133)	(330)
Investment securities	455	(430)	25	778	(1,074)	(296)
Other earning assets	(143)	(84)	(227)	190	(258)	(68)
Total interest income	(71)	(641)	(712)	983	(2,410)	(1,427)
Interest expense:						
Certificate accounts	(232)	(625)	(857)	517	(1,476)	(959)
Regular savings accounts	67	(443)	(376)	340	(530)	(190)
Borrowings	54	--	54	--	--	--
Total interest expense	$ (111)	$ (1,068)	$ (1,179)	$ 857	$ (2,006)	$ (1,149)
Net interest income	$ 40	$ 427	$ 467	$ 126	$ (404)	$ (278)

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 9a

Volume/Rate Analysis
Frankfort First Bancorp, Inc.
For the Years Ended June 30, 2002, 2003 and 2004

	Years Ended June 30, 2004 vs. 2003 — Increase (Decrease) Due to			Years Ended June 30, 2003 vs. 2002 — Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)			(In thousands)		
Interest income:						
Loan portfolio	$ 21	$ (1,002)	$ (981)	$ (702)	$ (601)	$ (1,303)
Investment securities [1]	(22)	44	22	(286)	250	(36)
Total interest-earning assets	(1)	(958)	(959)	(988)	(351)	(1,339)
Interest expense:						
Savings deposits	(18)	(479)	(497)	(189)	(835)	(1,024)
FHLB advances	22	(110)	(88)	(123)	(5)	(128)
Total interest-bearing liabilities	$ 4	$ (589)	$ (585)	$ (312)	$ (840)	$ (1,152)
Change in net interest income	$ (5)	$ (369)	$ (374)	$ (676)	$ 489	$ (187)

[1] Includes interest deposits at other financial institutions.

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 10

Yield and Cost Trends
First Federal Savings and Loan Association
For the Years Ended June 30, 2002, 2003 and 2004, and

	Years Ended June 30,		
	2004	2003	2002
	Yield/ Rate	Yield/ Rate	Yield/ Rate
Loans receivable	7.42%	7.65%	9.66%
Mortgage-backed securities	4.59%	6.32%	9.16%
Investment securfities	3.22%	3.93%	6.25%
Other interest-bearing deposits	1.15%	1.47%	2.51%
Total interest-earning assets	4.20%	4.71%	7.05%
Deposits:			
Interest-bearing liabilities:			
Passbook deposits	1.27%	2.29%	3.80%
Certificate of deposit	2.81%	3.87%	6.30%
Borrowings	2.78%	--	--
Total interest-bearing liabilities	2.16%	3.26%	5.42%
Net interest income/average yield	2.04%	1.46%	1.63%
Net interest margin	2.54%	2.18%	2.87%
Average interest-earning assets to average interest-bearing liabilities	129.55%	128.39%	129.71%

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 10a

Yield and Cost Trends
First Federal Savings Bank of Frankfort
For the Years Ended June 30, 2002, 2003 and 2004

	Years Ended June 30,		
	2004	2003	2002
	Yield/ Rate	Yield/ Rate	Yield/ Rate
Interest-earning assets:			
Loans receivable	5.90%	6.70%	7.16%
Investments securities [1]	2.56%	2.10%	3.47%
Total interest-earning assets	5.64%	6.29%	6.94%
Interest-bearing liabilities:			
Deposits	2.46%	3.10%	4.22%
Borrowings	5.85%	6.09%	6.10%
Total interest-bearing liabilities	3.72%	4.20%	4.91%
Net interest spread	1.92%	2.09%	2.03%
Net interest margin	2.39%	2.64%	2.65%
Average interest-earning assets as a percentage of average interest-bearing liabilities	114.43%	115.05%	114.42%

[1] Includes interest-bearing deposits at other financial institutions.

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 11

Net Portfolio Value (NPV)
First Federal Savings and Loan Association
At June 30, 2004

Change in Interest Rates (Basis Points)	Net Portfolio Value			NPV as % of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change[1]
	(Dollars in thousands)				
300	$ 26,443	$ (10,042)	(28)%	19.81%	(532)
200	29,687	(6,798)	(19)%	21.62%	(350)
100	32,960	(3,794)	(10)%	23.21%	(191)
--	36,484	--	--	25.12%	--
(100)	37,548	1,064	3%	25.57%	44

[1] Expressed in basis points.

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 11a

Net Portfolio Value (NPV)
First Federal Savings Bank of Frankfort
At June 30, 2004

Change in Interest Rates (Basis Points)	Net Portfolio Value			NPV as % of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change[1]
	(Dollars in thousands)				
300	$ 8,431	$ (8,431)	(50)%	6.60%	(556)
200	11,526	(5,267)	(31)%	8.77	(340)
100	14,336	(2,457)	(15)%	10.63	(154)
--	16,793	--	--	12.16	--
(100)	18,255	1,462	9%	13.02	85

(1) Expressed in basis points.

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 12

Loan Portfolio Composition
First Federal Savings and Loan Association
At June 30, 2003 and 2004

	At June 30,			
	2004		2003	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate loans:				
Residential	$ 29,760	88.66%	$ 37,046	91.28%
Construction	130	0.39%	435	1.07%
Multi-family	280	0.83%	297	0.73%
Nonresidential	757	2.26%	1,141	2.81%
Passbook loans	3,523	10.50%	2,902	7.15%
Total loans	34,450	102.63%	41,821	103.04%
Allowance for loan losses	(665)	(1.98)%	(720)	(1.77)%
Undisbursed construction loans	(36)	(0.11)%	(278)	(0.68)%
Deferred loan fees	(181)	(0.54)%	(237)	(0.58)%
Loans receivable, net	$ 33,568	100.00%	$ 40,586	100.00%

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 12a

Loan Portfolio Composition
First Federal Savings Bank of Frankfort
At June 30, 2003 and 2004

	At June 30,			
	2004		2003	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate loans:				
Construction loans	$ 293	0.23%	$ 1,617	1.29%
One- to four-family residential	112,361	89.53%	113,297	90.15%
Multi-family residential	63	0.05%	68	0.05%
Other loans [1]	6,397	5.10%	4,820	3.83%
Consumer loans:				
Savings account loans	252	0.20%	235	0.19%
Home equity lines of credit	6,141	4.89%	5,642	4.49%
	125,507	100.00%	125,679	100.00%
Less:				
Loans in process	112		916	
Discounts, deferred loan fees and other	51		85	
Allowance for loan losses	82		82	
Total	$ 125,262		$ 124,596	

[1] At June 30, 2004, composed of church loans ($3.9 million), professional office properties ($1.9 million) and agricultural real estate ($545,000).

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 13

Loan Maturity Schedule
First Federal Savings and Loan Association
At June 30, 2004

	Real Estate Loans	Deposit Loans	Total Loans
		(In thousands)	
One year or less	$ 1,494	$ 3,523	$ 5,017
More than one year to five years	6,618	--	6,618
More than five years	22,815	--	22,815
Total	$ 30,927	$ 3,523	$ 34,450

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 13a

Loan Maturity Schedule
First Federal Savings Bank of Frankfort
At June 30, 2004

	Due Within One Year After June 30, 2005	Due After 1 Through 5 Years After June 30, 2005	Due After 5 Years After June 30, 2005	Total
		(In thousands)		
Real estate loans:				
Construction loans	$ 293	$ --	$ --	$ 293
One- to four-family	3,314	15,291	93,756	112,361
Multi-family residential	3	15	45	63
Other loans	288	1,213	4,896	6,397
Consumer loans:				
Savings account loans	252	--	--	252
Home equity lines of credit	1,098	2,748	2,295	6,141
Total	$ 5,248	$ 19,267	$ 100,992	$ 125,507

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 14

Loan Originations and Purchases
First Federal Savings & Loan Association
For the Years Ended June 30, 2002, 2003 and 2004

	Years Ended June 30,		
	2004	2003	2002
		(In thousands)	
Loans originated:			
Real estate loans:			
Residential	$ 2,732	$ 5,301	$ 8,145
Construction	251	480	590
Multi-family	200	30	110
Nonresidential	--	184	453
Consumer loans	1,775	1,048	1,123
Total loans originated	4,958	7,043	10,421
Loans purchased	--	--	--
Deduct:			
Real estate loan principal repayments	(11,851)	(17,379)	(15,927)
Loan sales	--	--	--
Transfer to real estate acquired through foreclosure	(171)	(366)	(20)
Other	48	(125)	259
Net loan activity	(7,018)	10,827	5,267

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 14a

Loan Originations and Purchases
First Federal Savings Bank of Frankfort
For the Years Ended June 30, 2002, 2003 and 2004

	Years Ended June 30,		
	2004	2003	2002
		(In thousands)	
Originations			
Real estate loans:			
One- to four-family	$ 21,789	$ 21,008	$ 17,594
Other	2,044	1,392	2,306
Construction loans	1,428	1,638	2,023
Consumer loans:			
Home equity line of credit	5,262	4,599	3,819
Savings account loans	63	85	100
Total loans originated	$ 30,586	$ 28,722	$ 25,842

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 15

Delinquent Loans
First Federal Savings and Loan Association
At June 30, 2003 and 2004

	At June 30,			
	2004		2003	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(In thousands)			
Real estate loans	$ 4,306	$480	$ 2,730	$ 830
Deposit loans	-	-	-	-
Total	$ 4,306	$ 480	$ 2,730	$ 830

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 15a

Delinquent Loans
First Federal Savings Bank of Frankfort
At June 30, 2003 and 2004

	At June 30,		
	2004	2003	2002
	(In thousands)		
Accruing loans which are contractually past due 90 days or more	$ 372	$ 251	$ 568
Percentage of total loans	0.30%	0.20%	0.43%
Percentage of total assets	0.27%	0.18%	0.40%

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 16

Nonperforming Assets
First Federal Savings and Loan Association
At June 30, 2002, 2003 and 2004

	At June 30,		
	2004	2003	2002
	(Dollars in thousands)		
Nonaccrual loans:			
Real estate loans	$ 989	$ 1,176	$ 1,417
Commercial business loans	--	--	--
Consumer loans	--	--	--
Total	989	1,176	1,417
Accruing loans past due 90 days or more:			
Real estate loans	165	120	124
Commercial business loans	--	--	--
Consumer loans	--	--	--
Total	165	120	124
Total of nonaccrual and 90 days or more past due loans	1,154	1,296	1,541
Real estate owned	--	114	20
Other nonperforming assets	--	--	--
Total nonperforming assets	1,154	1,410	1,561
Troubled debt restructurings	--	--	--
Troubled debt restructurings and total nonperforming assets	$1,154	$1,140	$1,561
Total nonperforming loans to total loans	3.35%	3.10%	2.94%
Total nonperforming loans to total assets	0.83%	0.95%	1.16%
Total nonperforming assets and troubled debt restructures to total assets	0.83%	1.04%	1.17%

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 16a

Nonperforming Assets
First Federal Savings Bank of Frankfort
At June 30, 2002, 2003 and 2004

	At June 30, 2004	2003	2002
	(Dollars in thousands)		
Accruing loans which are contractually past due 90 days or more	$ 372	$ 251	$ 568
Percentage of total loans	0.30%	0.20%	0.43%
Percentage of total assets	0.27%	0.18%	0.40%

Source: Kentucky First Federal Bancorp, Inc.'s Prospectus

EXHIBIT 17

Classified Assets
First Federal Savings and Loan Association
At June 30, 2002, 2003 and 2004

	June 30, 2004	June 30, 2003	June 30, 2002
		(In thousands)	
Substandard assets	$ 1,158	1,299	$ 1,564
Doubtful assets	--	--	--
Loss assets	--	--	--
Total classified assets	$ 1,158	$ 1,299	$ 1,564

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 17a

Classified Assets
First Federal Savings Bank of Frankfort
At June 30, 2002, 2003 and 2004

	June 30, 2004	June 30, 2003	June 30, 2002
		(In thousands)	
Substandard assets	$ 756	496	$ 812
Doubtful assets	--	--	--
Loss assets	--	--	--
Total classified assets	$ 756	$ 496	$ 812

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 18

Allowance for Loan Losses
First Federal Savings and Loan Association
For the Years Ended June 30, 2002, 2003 and 2004

	For the years ended June 30,		
	2004	2003	2002
	(In thousands)		
Allowance at beginning of period	$ 720	$ 735	$ 665
Provision for loan losses	10	66	123
Charge-offs:			
Real estate loans	65	81	53
Consumer loans	--	--	--
Total charge-offs	65	81	53
Recoveries:			
Real estate loans	--	--	--
Consumer loans	--	--	--
Total recoveries	0	0	0
Net charge-offs (recoveries)	65	81	53
Allowance at end of period	$ 665	$ 720	$ 735
Allowance to nonperforming loans	57.63%	55.56%	47.70%
Allowance to total loans outstanding at the end of the period	1.93%	1.72%	1.40%
Net charge-offs (recoveries) to average loans outstanding during the period	0.17%	0.17%	0.12%

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 18a

Allowance for Loan Losses
First Federal Savings Bank of Frankfort
For the Years Ended June 30, 2002, 2003 and 2004

	For the years ended June 30,		
	2004	2003	2002
	(In thousands)		
Balance at beginning of period	$ 82	$ 82	$ 101
Loans charged-off	--	--	1
Provision for loan losses	--	--	(20)
Balance at end of period	$ 82	$ 82	$ 82
Ratio of net charge-offs during the period to average loans outstanding	0.00%	0.00%	0.00%

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 19

Investment Portfolio Composition
First Federal Savings and Loan Association
At June 30, 2003 and 2004

	At June 30,			
	2004		2003	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Available-for-sale securities:				
U.S. Government and agency obligations	$ 12,998	$ 12,391	$ 12,997	$ 12,997
Held-to-maturity securities:				
U.S. Government and agency obligations	$ 53,182	$ 51,720	$ 48,841	$ 49,126
Mortgage-backed securities	20,641	19,784	389	423
Total	$ 73,823	$ 71,504	$ 49,230	$ 49,549

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 19a

Investment Portfolio Composition
First Federal Savings Bank of Frankfort
At June 30, 2003 and 2004

	At June 30, 2004	At June 30, 2003
	(In thousands)	
Investment securities:		
Interest-earning deposits and certificates of deposit	$ 2,100	$ 4,650
Federal Home Loan bank stock	2,941	2,827
Total investments	5,041	7,477
Mortgage-backed securities available-for-sale:		
GNMA participation certificates	1,556	2,029
FNMA participation certificates	1,202	1,968
Total mortgage-backed securities available-for-sale	2,758	3,997
Total investments and mortgage-backed securities	$ 7,799	$ 11,474

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 20

Mix of Deposits
First Federal Savings and Loan Association
Years ended June 30, 2003 and 2004

	At June 30,	
	2004	2003
	(In thousands)	
Certificate accounts	$ 55,230	$ 63,029
Savings accounts	43,521	41,755
Total	$ 98,751	$ 104,784

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 20a

Mix of Deposits
First Federal Savings Bank of Frankfort
At June 30, 2004

	At June 30, 2004	
	Balance	Percent of Deposits
	(Dollars in thousands)	
Type of Account		
Passbook	$ 10,077	13.43%
Christmas Savings	178	0.24%
NOW	2,920	3.90%
Golden 50	3,368	4.49%
Super NOW	1,243	1.66%
MMDA	3,634	4.84%
Noninterest-bearing	471	0.62%
Total	21,891	29.18%
Certificates of Deposits		
91-days	1,129	1.51%
182-days	3,594	4.79%
9-month	562	0.75%
12-month	13,620	18.15%
18-month	6,220	8.29%
24-month	10,142	13.52%
30-month	465	0.62%
36-month	14,547	19.39%
60-month	2,726	3.63%
72-month	129	0.17%
Total certificates	53,134	70.82%
Total deposits	$ 75,025	100.00%

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 21

Certificates of Deposit by Maturity
First Federal Savings and Loan Association
At June 30, 2004

	At June 30, 2004					
	Period to Maturity					
	Less Than Six Months	More Than Six Month to One Year	More Than One Year to Three Years	More Than Three Years	Total	Percent of Total
	(In thousands)					
Interest Rate Range:						
1.01 - 2.00	$ 12,892	$ 17,734	$ 4,554	$ 15	$ 35,195	63.7%
2.01 - 3.00	1,690	5,077	3,776	339	10,882	19.7%
3.01 - 4.00	1,961	59	1,881	46	3,947	7.1%
4.01 - 5.00	14	20	665	2,031	2,730	4.9%
5.01 - 6.00	170	503	5	30	708	1.3%
6.01 - 7.00	74	166	72	--	312	0.6%
7.01 - 8.00	648	589	219	--	1,456	2.6%
	$ 17,449	$ 24,148	$ 11,172	$ 2,461	$ 55,230	100.00%

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 21a

Certificates of Deposit by Maturity
First Federal Savings Bank of Frankfort
At June 30, 2004

Maturity Period	Certificates of Deposit [1] (In thousands
Three months or less	$ 1,925
Over three through six months	1,433
Over six through 12 months	2,324
Over 12 months	4,928
Total	$ 10,610

[1] Certificates of deposit of $100,000 or more.

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 22

Deposit Activity
First Federal Savings and Loan Association
For the Years Ended June 30, 2003 and 2004

	Year Ended June 30,	
	2004	2003
	(In thousands)	
Beginning balance	$ 104,784	$ 102,704
Increase (decrease) before interest credited	8,199	(1,319)
Interested credited	2,166	3,399
Net increase (decrease) in deposits	(6,033)	2,080
Ending balance	$ 98,751	$ 104,784

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 23

Borrowed Funds Activity
First Federal Savings and Loan Association
At June 30, 2003 and 2004

	At or For the Years Ended June 30,	
	2004	2003
	(Dollars in thousands)	
Balance outstanding at end of period	$ 9,000	$ --
Maximum amount of advances outstanding at any month end during the period	$ --	$ --
Average advances outstanding during the period	1,940	--
Weighted average interest rate during the period	2.78%	--%
Weighted average interest rate at end of period	2.86%	--%

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 23a

Borrowed Funds Activity
First Federal Savings Bank of Frankfort
At June 30, 2003 and 2004

	At or For the Years Ended June 30,		
	2004	2003	2002
	(Dollars in thousands)		
Amounts outstanding at end of period:			
Federal Home Loan Bank advances	$ 43,718	$ 43,017	$ 44,982
Weighted average rate paid on:			
Federal Home Loan Bank advances	5.83%	6.08%	6.09%
Maximum amount of borrowings outstanding at any month end:			
Federal Home Loan Bank advances	$ 46,755	$ 44,982	$ 47,128
Approximate average short-term borrowings outstanding with respect to:			
Federal Home Loan Bank advances	$ 1,720	$ 1,316	$ 1,677
Approximate weighted average rate paid on: (1)			
Federal Home Loan bank advances	5.85%	6.09%	6.10%

(1) Weighted-average computed by diviging total interest paid by average balance outstanding.

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 24

OFFICE OF FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION
HAZARD, KENTUCKY
as of June 30, 2004

Location	Owned or Leased	Year Opened	Net Book Value of Fixed Assets (000)
Main Office			
479 Main Street	Owned	1960	$186
Hazard, Kentucky 41702			

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 24a

OFFICES OF FIRST FEDERAL SAVINGS BANK OF FRANKFORT
FRANKFORT, KENTUCKY
as of June 30, 2004

Location	Owned or Leased
Main Office 216 West Main Street Frankfort, Kentucky 40602	Owned
1980 Versailles Road Frankfort, Kentucky 40601	Owned
1220 US 127 South Frankfort, Kentucky 40601	Owned

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 25

DIRECTORS AND MANAGEMENT
OF FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION
At June 30, 2004

Name	Position(s) Held with the Bank	Age	Director Since	Expiration of Term
Lewis A. Hopper	Director	91	1977	2005
J. Keller Whitaker	Director	93	1960	2005
Stephen G. Barker	Director	50	1997	2006
William D. Gorman	Director	80	1978	2006
Tony D. Whitaker	President & Chief Executive Officer	58	1993	2007
Walter G. Ecton, Jr.	Director	50	2004	2007
Roy L Pulliam, Jr.	Vice President	63	--	--

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 25a

DIRECTORS AND MANAGEMENT
OF FIRST FEDERAL SAVINGS BANK OF FRANKFORT
At June 30, 2004

Name	Position(s) Held with the Bank	Age	Director Since	Expiration of Term
Charles A. Cotton, III	Director	66	1974	2004
Danny A. Garland	President and Chief Executive Officer	58	1981	2004
David R. Harrod	Director	44	2003	2005
William C. Jennings	Chairman	67	1973	2005
C. Michael Davenport	Director	44	1996	2005
William M. Johnson	Director	67	1984	2006
Frank McGrath	Director	77	1973	2006
Herman D. Regan, Jr.	Director	74	1988	2006
Don D. Jennings	Executive Vice President	--	--	--
R. Clay Hulette	Vice President	--	--	--

Source: Kentucky First Federal Bancorp's Prospectus

EXHIBIT 26

Key Demographic Data and Trends
Frankfort City, Franklin County, Hazard City, Perry County,
Breathitt, Clay, Knott, Leslie and Letcher Counties,
Kentucky and the United States
1990, 2000, 2003 and 2008

	1990	2000	% Change	2003	% Change	2008	% Change
Population							
Frankfort	25,568	27,741	8.5%	28,462	2.6%	29,711	4.4%
Franklin County	43,781	47,687	8.9%	48,927	2.6%	51,046	4.3%
Hazard	5,416	4,806	(11.3)%	4,734	(1.5)%	4,566	(3.5)%
Perry County	30,283	29,290	(3.3)%	29,021	(0.9)%	28,086	(3.2)%
Breathitt County	15,703	16,100	2.5%	16,167	0.4%	16,263	0.6%
Clay County	21,746	24,556	12.9%	24,649	0.4%	24,659	0.0%
Knott County	17,906	17,649	(1.4)%	17,488	(0.9)%	17,219	(1.5)%
Leslie County	13,642	12,401	(9.1)%	12,068	(2.7)%	11,543	(4.4)%
Letcher County	27,000	25,277	(6.4)%	24,753	(2.1)%	23,911	(3.4)%
Kentucky	3,685,296	4,041,769	9.7%	4,146,195	2.6%	4,317,899	4.1%
United States	248,709,873	281,421,906	13.2%	291,627,808	3.6%	309,302,654	6.1%
Households							
Frankfort	11,009	13,422	21.9%	13,892	3.5%	14818	6.7%
Franklin County	17,364	19,907	14.6%	20,614	3.6%	21,973	6.6%
Hazard	2,100	1,946	(7.3)%	1,944	(0.1)%	1,925	(1.0)%
Perry County	10,712	11,460	7.0%	11,523	0.5%	11,466	(0.5)%
Breathitt County	5,487	6,170	12.4%	6,288	1.9%	6,475	3.0%
Clay County	7,323	8,556	16.8%	8,753	2.3%	8,980	2.6%
Knott County	6,135	6,717	9.5%	6,784	1.0%	6,873	1.3%
Leslie County	4,760	4,885	2.6%	4,856	(0.6)%	4,793	(1.3)%
Letcher County	9,725	10,085	3.7%	10,050	(0.3)%	9,960	(0.9)%
Kentucky	1,379,610	1,590,647	15.3%	1,642,885	3.3%	1,741,384	6.0%
United States	91,993,582	105,480,101	14.7%	109,361,681	3.7%	117,073,982	7.1%
Per Capita Income							
Frankfort	$ 13,100	$ 20,512	56.6%	$ 26,680	30.1%	--	--
Franklin County	13,383	21,229	58.6%	25,714	21.1%	--	--
Hazard	9,984	14,782	48.1%	15,474	4.7%	--	--
Perry County	7,914	12,224	54.5%	14,604	19.5%	--	--
Breathitt County	6,905	11,044	59.9%	12,994	17.7%	--	--
Clay County	6,084	9,716	59.7%	11,250	15.8%	--	--
Knott County	6,753	11,297	67.3%	13,629	20.6%	--	--
Leslie County	7,190	10,429	45.0%	11,952	14.6%	--	--
Letcher County	7,340	11,984	63.3%	14,043	17.2%	--	--
Kentucky	11,153	18,093	62.2%	21,622	19.5%	--	--
United States	14,420	21,587	49.7%	24,733	14.6%	--	--
Median Household Income							
Frankfort	$ 25,670	$ 34,980	36.3%	$ 46,848	33.9%	$ 58,741	25.4%
Franklin County	27,484	40,011	45.6%	46,598	16.5%	58,270	25.0%
Hazard	17,359	20,690	19.2%	25,791	24.7%	32,182	24.8%
Perry County	16,202	22,089	36.3%	25,121	13.7%	30,687	22.2%
Breathitt County	12,383	19,155	54.7%	21,436	11.9%	25,825	20.5%
Clay County	12,732	16,271	27.8%	17,883	9.9%	21,316	19.2%
Knott County	13,329	20,373	52.8%	23,007	12.9%	28,018	21.8%
Leslie County	13,692	18,546	35.5%	20,209	9.0%	24,047	19.0%
Letcher County	13,112	21,110	61.0%	23,129	9.6%	28,108	21.5%
Kentucky	22,534	33,672	49.4%	39,094	16.1%	48,786	24.8%
United States	30,056	41,994	39.7%	46,615	11.0%	54,319	16.5%

Source: U. S. Census and ESRI

EXHIBIT 27

Key Housing Data
Frankfort City, Franklin County, Hazard City, Perry County,
Breathitt, Clay, Knott, Leslie and Letcher Counties,
Kentucky and the United States
1990 & 2000

Occupied Housing Units		1990	2000
Frankfort		11,037	12,314
Franklin County		17,385	19,907
Hazard		2,082	1,946
Perry County		10,598	11,460
Breathitt County		5,555	6,170
Clay County		7,367	8,556
Knott County		6,086	6,717
Leslie County		4,711	4,885
Letcher County		9,731	10,085
Kentucky		1,379,782	1,590,647
United States		91,947,410	105,480,101
Occupancy Rate			
Frankfort			
	Owner-Occupied	53.9%	52.0%
	Renter-Occupied	46.1%	48.0%
Franklin County			
	Owner-Occupied	64.0%	64.8%
	Renter-Occupied	36.0%	35.2%
Hazard			
	Owner-Occupied	54.1%	57.3%
	Renter-Occupied	45.9%	42.7%
Perry County			
	Owner-Occupied	75.0%	77.4%
	Renter-Occupied	25.0%	22.6%
Breathitt County			
	Owner-Occupied	71.8%	76.5%
	Renter-Occupied	28.2%	23.5%
Clay County			
	Owner-Occupied	71.6%	74.7%
	Renter-Occupied	28.4%	25.3%
Knott County			
	Owner-Occupied	78.4%	79.6%
	Renter-Occupied	21.6%	20.4%
Leslie County			
	Owner-Occupied	77.6%	82.3%
	Renter-Occupied	22.4%	17.7%
Letcher County			
	Owner-Occupied	78.6%	80.9%
	Renter-Occupied	21.4%	19.1%
Kentucky			
	Owner-Occupied	69.6%	70.8%
	Renter-Occupied	30.4%	29.2%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%
Median Housing Values			
Frankfort		$ 60,700	$ 88,100
Franklin County		59,500	91,600
Hazard		56,500	74,800
Perry County		34,500	52,500
Breathitt County		30,000	46,500
Clay County		27,600	43,800
Knott County		26,900	46,500
Leslie County		25,500	36,900
Letcher County		26,400	39,500
Kentucky		50,100	86,700
United States		79,098	119,600

Key Housing Data
Frankfort City, Franklin County, Hazard City, Perry County,
Breathitt, Clay, Knott, Leslie and Letcher Counties,
Kentucky and the United States
1990 & 2000

Median Rent	1990	2000
Frankfort	$ 345	$ 474
Franklin County	351	482
Hazard	222	290
Perry County	231	302
Breathitt County	205	297
Clay County	201	292
Knott County	199	293
Leslie County	192	278
Letcher County	226	309
Kentucky	319	445
United States	374	602

Source: U.S. Census Bureau

EXHIBIT 28

Major Sources of Employment by Industry Group
Frankfort City, Franklin County,Hazard City, Perry County,
Breathitt, Clay, Knott, Leslie and Letcher Counties,
Kentucky and the United States
1990 and 2000

1990

Industry Group	Frankfort City	Franklin County	Hazard City	Perry County	Breathitt County	Clay County	Knott County	Leslie County	Letcher County	Kentucky	United States
Agriculture/Mining	1.3%	3.3%	8.7%	20.5%	18.1%	18.5%	23.2%	34.2%	35.2%	6.2%	1.3%
Construction	3.9%	6.0%	4.1%	6.1%	5.2%	5.4%	8.2%	5.0%	5.4%	6.3%	4.8%
Manufacturing	12.6%	13.7%	1.3%	3.1%	4.3%	10.5%	3.4%	4.8%	2.7%	19.5%	19.2%
Transportation/Utilities	3.0%	3.7%	7.1%	8.2%	7.6%	6.1%	10.9%	7.0%	5.5%	7.3%	5.9%
Wholesale/Retail	13.5%	13.0%	32.6%	25.5%	24.7%	18.5%	15.9%	16.6%	14.7%	21.3%	27.5%
Finance, Insurance & Real Estate	5.4%	5.5%	7.3%	2.6%	2.9%	1.9%	2.0%	2.8%	3.1%	5.2%	7.3%
Services	60.3%	54.8%	38.9%	34.0%	37.2%	39.1%	36.4%	29.6%	33.4%	34.2%	34.0%

2000

	Frankfort City	Franklin County	Hazard City	Perry County	Breathitt County	Clay County	Knott County	Leslie County	Letcher County	Kentucky	United States
Agriculture/Mining	0.6%	1.6%	4.7%	10.7%	4.6%	7.3%	12.8%	19.4%	17.4%	3.3%	1.9%
Construction	5.8%	6.6%	3.8%	6.0%	6.2%	6.3%	7.3%	5.3%	6.1%	7.2%	6.8%
Manufacturing	12.4%	13.2%	5.9%	8.0%	10.4%	18.9%	5.3%	7.8%	5.1%	17.6%	14.1%
Wholesale/Retail	11.2%	10.6%	18.8%	18.3%	17.2%	15.5%	12.6%	10.3%	18.4%	15.5%	15.3%
Transportation/Utilities	2.0%	3.0%	3.7%	5.4%	6.1%	6.3%	5.8%	7.0%	5.6%	6.0%	5.2%
Information	2.3%	2.1%	3.1%	1.8%	1.6%	2.7%	2.4%	0.9%	2.1%	2.2%	3.1%
Finance, Insurance & Real Estate	5.7%	5.8%	7.0%	3.4%	2.9%	2.6%	2.0%	2.7%	2.5%	5.4%	6.9%
Services	59.9%	57.1%	53.0%	46.5%	51.0%	40.9%	51.8%	46.7%	42.6%	42.7%	46.7%

Source: U.S. Census Bureau

EXHIBIT 29

Unemployment Rates
Franklin and Perry Counties,
Breathitt, Clay, Knott, Leslie and Letcher Counties,
Kentucky and the United States
2000, 2001, 2002, 2003 and through June 2004

Location	2000	2001	2002	2003	Through June 2004
Franklin County	2.6%	2.8%	3.4%	3.7%	3.4%
Perry County	6.1%	5.9%	7.1%	8.4%	8.2%
Breathitt County	8.7%	9.8%	9.3%	10.6%	9.0%
Clay County	5.7%	6.4%	10.1%	8.3%	6.6%
Knott County	8.0%	5.8%	5.3%	4.9%	7.3%
Leslie County	5.0%	4.7%	7.2%	8.4%	5.4%
Letcher County	10.4%	6.3%	9.2%	12.3%	7.5%
Kentucky	4.1%	5.4%	5.6%	6.2%	5.3%
United States	4.0%	4.8%	5.8%	6.0%	5.4%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 30

Market Share of Deposits
Market Area
June 30, 2003

	Market Area's Deposits ($000)	First Federal (Hazard)'s Share ($000)	First Federal (Hazard)'s Share (%)
Banks	$ 1,031,361	---	---
Thrifts	181,170	$ 104,784	57.8%
	$ 1,212,531	$ 104,784	8.6%

	Market Area's Deposits ($000)	First Federal (Frankfort)'s Share ($000)	First Federal (Frankfort)'s Share (%)
Banks	$ 715,358	---	---
Thrifts	76,386	$ 76,386	100.0%
	$ 791,744	$ 76,386	9.6%

Source: FDIC

EXHIBIT 31

National Interest Rates by Quarter
2001 - 2004

	1st Qtr. 2001	2nd Qtr. 2001	3rd Qtr. 2001	4th Qtr. 2001
Prime Rate	7.50%	6.75%	5.75%	4.75%
90-Day Treasury Bills	4.75%	3.51%	2.95%	1.74%
1-Year Treasury Bills	4.90%	3.70%	3.27%	2.35%
30-Year Treasury Notes	5.92%	5.70%	5.65%	5.62%

	1st Qtr. 2002	2nd Qtr. 2002	3rd Qtr. 2002	4th Qtr. 2002
Prime Rate	4.75%	4.75%	4.75%	4.25%
90-Day Treasury Bills	1.72%	1.68%	1.20%	1.05%
1-Year Treasury Bills	1.60%	1.59%	1.25%	1.14%
30-Year Treasury Notes	4.95%	4.94%	4.69%	4.58%

	1st Qtr. 2003	2nd Qtr. 2003	3rd Qtr. 2003	4th Qtr. 2003
Prime Rate	4.00%	4.00%	4.00%	4.00%
90-Day Treasury Bills	1.02%	1.00%	1.98%	0.94%
1-Year Treasury Bills	1.13%	1.12%	1.10%	1.11%
30-Year Treasury Notes	4.62%	4.70%	4.78%	4.85%

	1st Qtr. 2004	2nd Qtr. 2004
Prime Rate	4.00%	4.25%
90-Day Treasury Bills	0.93%	1.33%
1-Year Treasury Bills	1.44%	1.82%
30-Year Treasury Notes	5.48%	6.13%

Source: The Wall Street Journal

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTC BB	20.750	26.000	18.300	9.21	13.39	1.15	266.69	0.28	19.21	83.57	7.78	19.21
SIYF	Security Federal Bancorp Inc.	AL	Pink Sheet	16.000	17.000	13.000	0.00	-3.03	NA	NA	NA	NA	NA	NA	NA
SRNN	Southern Banc Co.	AL	OTC BB	17.250	20.000	15.100	-0.29	-1.43	0.70	114.83	0.35	25.75	86.58	15.02	28.84
SCBS	Southern Community Bancshares	AL	Pink Sheet	10.000	10.750	5.500	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
SZB	SouthFirst Bancshares Inc.	AL	AMEX	15.450	18.750	14.200	-3.44	-4.63	-0.90	193.07	0.60	NM	107.59	7.89	NM
FFBH	First Federal Bancshares of AR	AR	NASDAQ	20.500	21.500	16.590	7.44	0.00	1.42	137.17	0.38	15.30	142.86	14.95	15.30
HCBB	HCB Bancshares Inc.	AR	NASDAQ	18.640	20.130	17.500	1.30	2.08	0.38	157.62	0.36	53.26	94.53	11.83	54.66
PFSL	Pocahontas Bancorp Inc.	AR	NASDAQ	17.350	18.110	12.650	1.76	1.46	1.26	155.99	0.32	14.11	159.61	11.12	19.80
BYFC	Broadway Financial Corp.	CA	NASDAQ	12.450	15.000	11.010	-0.40	-4.89	0.98	169.12	0.16	13.53	146.90	7.41	13.49
CCBI	Commercial Capital Bancorp	CA	NASDAQ	21.500	24.250	10.150	-3.80	16.91	0.93	89.29	0.00	25.00	195.99	24.08	26.39
DSL	Downey Financial Corp.	CA	NYSE	54.010	55.490	41.770	-0.42	2.88	3.21	508.52	0.38	16.83	160.27	10.62	14.70
FPTB	First PacTrust Bancorp Inc.	CA	NASDAQ	23.600	24.326	19.530	5.64	8.81	1.04	141.61	0.34	22.91	127.02	14.95	23.01
FED	FirstFed Financial Corp.	CA	NYSE	45.950	49.050	38.160	2.84	9.67	3.83	336.76	0.00	12.32	171.52	13.64	12.32
GDW	Golden West Financial	CA	NYSE	105.990	116.910	83.100	-0.55	-2.76	7.81	609.88	0.39	13.80	246.60	17.38	14.15
HWFG	Harrington West Finl Grp Inc	CA	NASDAQ	16.400	18.000	11.800	-4.09	-2.90	1.54	199.35	0.83	11.31	176.53	8.23	11.69
NDE	IndyMac Bancorp Inc.	CA	NYSE	34.930	37.440	22.430	10.15	6.66	2.81	254.32	0.90	12.94	180.52	13.74	NA
MLGF	Malaga Financial Corporation	CA	OTC BB	11.950	14.286	8.524	-11.48	6.22	NA	NA	NA	13.58	NA	NA	NA
PPBI	Pacific Premier Bancorp	CA	NASDAQ	11.000	15.250	6.710	0.55	-3.51	1.50	80.63	0.00	10.38	164.67	16.09	12.11
PFB	PFF Bancorp Inc.	CA	NYSE	37.220	40.950	28.550	5.89	-6.48	2.62	217.11	0.72	14.77	193.35	17.14	15.51
PROV	Provident Financial Holdings	CA	NASDAQ	23.340	26.000	19.920	-2.51	-6.57	2.24	186.00	0.33	11.17	150.48	12.55	11.17
QCBC	Quaker City Bancorp Inc.	CA	NASDAQ	54.970	55.500	39.300	0.27	0.44	3.24	297.86	1.00	17.56	226.59	18.46	17.02
SNLS	San Luis Trust Bank FSB	CA	OTC BB	15.000	17.250	4.200	7.14	-13.04	NA	NA	NA	NA	NA	NA	NA
UPFC	United PanAm Financial Corp.	CA	NASDAQ	16.440	19.640	14.200	-7.54	14.17	0.98	104.19	0.00	20.05	238.09	15.78	20.73
WES	Westcorp	CA	NYSE	41.650	46.800	33.620	-1.33	-2.46	3.36	289.37	0.54	12.58	176.14	14.39	NA
HCBC	High Country Bancorp Inc.	CO	Pink Sheet	24.000	34.500	19.000	11.63	-16.52	2.28	214.67	0.50	17.14	118.38	11.18	11.27
MTXC	Matrix Bancorp Inc.	CO	NASDAQ	10.750	13.900	8.000	-10.86	-8.74	0.92	266.37	0.00	17.06	94.46	4.04	NA
NABC	NewAlliance Bancshares Inc.	CT	NASDAQ	13.690	15.720	12.920	-1.37	-3.79	NA	55.98	0.00	NA	111.39	24.45	NA
NMIL	NewMil Bancorp Inc.	CT	NASDAQ	27.750	29.850	23.940	-3.78	1.65	1.91	173.65	0.62	15.00	219.54	15.98	NA
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	20.450	25.490	17.500	0.49	0.29	-1.71	129.75	0.00	NM	158.83	15.76	NM
WSFS	WSFS Financial Corp.	DE	NASDAQ	49.360	52.420	41.450	-2.12	2.32	3.25	342.09	0.21	15.87	194.87	14.43	16.38
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	17.950	19.750	13.700	-1.10	12.33	1.10	90.81	0.13	15.08	243.55	19.76	19.23
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	28.400	30.250	20.749	6.09	7.54	1.59	275.35	0.00	19.06	187.09	10.32	18.80
BFCF	BFC Financial Corp.	FL	NASDAQ	11.000	14.000	4.966	4.86	-11.58	0.56	279.73	0.00	22.45	201.11	3.93	NA

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FDT	Federal Trust Corp.	FL	AMEX	8.060	8.250	6.900	8.04	0.75	0.47	77.36	0.07	17.15	192.36	10.21	17.34
FFLC	FFLC Bancorp Inc.	FL	NASDAQ	26.830	30.950	24.260	10.50	5.75	1.70	187.04	0.52	16.16	179.83	14.32	16.16
FFFL	Fidelity Bankshares Inc.	FL	NASDAQ	35.900	38.450	23.740	3.52	5.00	1.32	224.89	0.40	27.83	287.20	15.96	27.12
FCFL	First Community Bank Corp.	FL	NASDAQ	21.600	26.190	14.000	2.91	9.37	0.86	101.67	0.00	27.34	202.77	21.24	27.41
HARB	Harbor Florida Bancshares Inc.	FL	NASDAQ	30.750	31.500	25.290	7.33	7.63	1.75	108.97	0.61	17.98	263.27	28.22	18.77
EBDC	Ebank Financial Services Inc.	GA	OTC BB	0.950	2.000	0.850	-6.86	-5.94	-0.14	19.51	0.00	NM	137.79	5.14	NM
NTBK	NetBank Inc.	GA	NASDAQ	10.650	14.830	9.830	-4.48	-3.18	0.92	110.89	0.08	11.70	115.51	9.61	12.30
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	22.950	25.240	20.000	9.86	1.73	1.54	164.57	0.35	15.30	120.16	13.95	15.19
CASH	First Midwest Financial Inc.	IA	NASDAQ	21.100	24.750	20.260	-6.22	-7.46	1.70	303.35	0.52	12.56	117.55	6.96	15.12
HZFS	Horizon Financial Svcs Corp.	IA	OTC BB	14.900	18.000	13.250	2.41	2.05	1.66	124.81	0.22	8.66	102.12	11.94	9.99
FFFD	North Central Bancshares Inc.	IA	NASDAQ	36.800	39.250	34.900	0.68	-1.89	3.50	288.09	0.92	11.08	139.50	12.77	11.08
AFBA	Allied First Bancorp Inc.	IL	OTC BB	16.200	18.100	13.500	12.50	3.85	0.89	229.05	0.00	18.20	88.07	7.07	18.31
BPLS	BankPlus FSB	IL	OTC BB	17.320	20.000	15.500	0.00	0.12	NA	NA	0.00	NA	NA	NA	NA
CFSL	Chesterfield Financial Corp.	IL	NASDAQ	31.090	31.250	22.040	0.52	9.09	0.57	93.47	0.32	56.53	161.17	33.27	56.53
CFSB	Citizens First Financial Corp.	IL	NASDAQ	24.000	28.500	19.999	2.13	-1.15	1.05	223.02	0.40	24.49	106.86	10.76	24.73
ESDF	East Side Financial Inc.	IL	Pink Sheet	33.000	NA	NA	0.00	0.00	1.65	378.11	0.25	20.00	73.33	8.73	31.34
EFC	EFC Bancorp Inc.	IL	AMEX	25.100	28.490	20.000	-4.92	3.93	1.66	204.37	0.60	15.99	146.53	12.29	17.06
FBTC	First BancTrust Corp.	IL	NASDAQ	12.500	13.750	11.050	5.84	-2.34	0.68	88.48	0.21	19.23	121.36	14.12	20.76
FFBI	First Federal Bancshares Inc.	IL	NASDAQ	22.000	36.000	22.000	-17.60	-28.27	1.32	234.92	0.44	18.03	122.43	8.56	27.60
GTPS	Great American Bancorp	IL	NASDAQ	25.100	36.750	23.000	-4.38	-24.60	1.59	213.96	0.44	17.43	108.71	11.73	17.43
HMKF	Hemlock Federal Financial Corp	IL	Pink Sheet	24.000	31.750	23.250	-14.29	-15.49	1.81	326.81	0.66	14.20	98.24	6.96	20.47
MAFB	MAF Bancorp Inc.	IL	NASDAQ	42.090	44.950	37.290	2.71	-4.12	3.22	286.97	0.78	13.45	151.73	14.66	13.89
MCPH	Midland Capital Holdings Corp.	IL	OTC BB	38.000	40.000	30.300	-5.00	1.33	2.80	412.13	0.68	13.57	120.60	9.22	14.36
NBSI	North Bancshares Inc.	IL	NASDAQ	24.100	24.100	12.750	6.97	8.36	0.16	116.77	0.32	NM	209.02	20.64	210.95
PFED	Park Bancorp Inc.	IL	NASDAQ	31.340	35.050	26.580	1.92	2.32	2.41	236.45	0.60	14.18	112.13	12.37	15.58
PEKS	Progressive Bancorp Inc.	IL	OTC BB	37.500	NA	NA	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
RFBK	Rantoul First Bank SB	IL	Pink Sheet	15.000	24.000	12.400	-9.09	-9.09	-3.91	166.12	0.00	NM	134.23	9.03	NM
UMBR	Umbrella Bancorp Inc.	IL	OTC BB	0.510	5.100	0.510	-66.00	-74.50	NA	NA	NA	NA	NA	NA	NA
WFBS	Washington Fed Bank for Svgs	IL	Pink Sheet	19.000	NA	NA	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
AMFC	AMB Financial Corp.	IN	NASDAQ	15.010	19.360	13.120	-6.25	-11.71	1.09	158.27	0.22	15.01	114.06	9.48	16.17
ASBI	Ameriana Bancorp	IN	NASDAQ	15.750	18.000	14.070	8.02	2.67	0.79	136.09	0.64	20.19	126.71	11.57	NM
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	5.970	7.000	4.750	1.19	-10.90	0.12	60.03	0.00	49.75	126.81	9.94	77.07
CITZ	CFS Bancorp Inc.	IN	NASDAQ	13.590	15.200	12.440	1.87	1.57	0.28	119.74	0.44	52.27	108.11	11.35	57.53

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CSFC	City Savings Financial Corp.	IN	OTC BB	23.000	29.450	20.250	-4.17	-11.54	2.77	268.94	0.25	8.58	108.09	8.55	9.75
DSFNE	DSA Financial Corp.	IN	OTC BB	9.300	11.000	7.369	3.45	3.45	NA	NA	NA	NA	NA	NA	NA
FFWC	FFW Corp.	IN	NASDAQ	22.000	26.120	20.120	-2.27	-5.29	1.88	186.66	0.64	11.89	124.98	11.79	12.08
FFED	Fidelity Federal Bancorp	IN	NASDAQ	1.630	2.550	1.320	-6.32	-2.98	0.02	17.52	0.00	NM	114.79	9.28	107.02
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	20.010	23.400	19.050	1.52	2.99	0.95	145.78	0.56	NM	106.29	13.73	23.16
FCAP	First Capital Inc.	IN	NASDAQ	20.500	25.000	19.000	2.50	-15.46	1.26	148.32	0.59	16.27	131.69	13.82	16.40
HFSK	HFS Bank FSB	IN	Pink Sheet	12.500	14.000	11.000	-3.85	3.31	0.87	125.77	0.40	14.37	118.71	9.94	14.37
HBBI	Home Building Bancorp	IN	OTC BB	24.000	24.500	20.000	-2.04	0.84	1.39	206.84	0.42	17.27	92.81	11.60	17.27
HWEN	Home Financial Bancorp	IN	NASDAQ	4.950	6.400	4.790	-5.17	-21.05	0.25	44.04	0.12	18.33	95.01	11.24	14.25
LNCB	Lincoln Bancorp	IN	NASDAQ	18.250	21.520	16.120	-2.20	8.12	0.87	131.18	0.51	21.99	100.39	13.91	21.38
LOGN	Logansport Financial Corp.	IN	Pink Sheet	18.050	22.450	16.500	1.69	-13.47	1.59	175.61	0.56	11.57	95.10	10.28	13.07
LSBI	LSB Financial Corp.	IN	NASDAQ	23.580	28.000	22.000	-3.60	-7.17	2.27	251.41	0.54	10.87	109.47	9.23	10.89
MFBC	MFB Corp.	IN	NASDAQ	30.500	35.000	25.820	1.63	-10.32	2.08	321.98	0.46	15.40	113.51	9.47	15.01
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	23.050	29.210	20.940	5.06	4.49	1.53	165.35	0.45	15.57	123.73	13.94	15.57
NEIB	Northeast Indiana Bancorp	IN	NASDAQ	21.850	22.930	18.120	-0.23	1.63	1.16	153.35	0.55	19.34	120.92	14.25	19.62
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	33.250	35.000	28.250	-2.21	4.07	2.19	194.84	1.22	15.39	219.04	17.07	15.85
PFDC	Peoples Bancorp	IN	NASDAQ	22.100	28.000	21.600	-5.15	-11.03	1.45	146.39	0.68	15.56	117.43	15.09	15.56
PBNC	PFS Bancorp Inc.	IN	NASDAQ	21.525	22.860	16.860	1.29	10.38	0.62	84.67	0.30	35.29	116.86	25.43	35.29
RIVR	River Valley Bancorp	IN	NASDAQ	22.251	30.250	19.550	1.14	-3.21	1.58	161.63	0.67	14.74	163.37	13.97	14.79
TDCB	Third Century Bancorp	IN	OTC BB	11.000	11.500	10.900	-2.22	NA	NA	NA	NA	NA	78.71	15.14	NA
UCBC	Union Community Bancorp	IN	NASDAQ	17.900	19.600	16.220	-1.10	1.53	1.04	131.56	0.60	17.55	104.92	13.60	17.55
FFSL	First Independence Corp.	KS	Pink Sheet	19.000	19.000	15.750	0.00	5.56	1.21	179.14	0.56	15.32	113.23	10.61	15.83
FIFG	1st Independence Finl Group	KY	NASDAQ	18.600	25.000	17.320	-3.98	-4.22	0.04	147.54	0.60	NM	110.91	12.61	198.77
CKFB	CKF Bancorp Inc.	KY	NASDAQ	19.000	20.000	12.000	13.70	24.59	1.24	103.28	0.48	15.83	177.06	18.40	15.83
CFBC	Community First Bancorp Inc.	KY	OTC BB	13.400	20.000	12.100	-8.78	-10.67	-1.79	178.58	0.00	NM	97.91	7.50	NM
FKKY	Frankfort First Bancorp Inc.	KY	NASDAQ	23.980	26.360	19.790	-0.08	10.56	0.76	109.01	1.12	33.31	173.39	21.99	33.31
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	16.540	18.500	16.000	-0.36	-3.05	1.10	160.09	0.48	15.17	129.42	10.31	16.33
FPBF	FPB Financial Corp.	LA	OTC BB	23.000	23.000	21.000	6.88	6.88	1.79	341.96	0.70	13.29	90.44	6.74	13.29
GLBP	Globe Bancorp Inc.	LA	OTC BB	16.750	22.000	15.100	3.08	7.03	0.61	110.26	0.35	27.46	82.17	15.19	27.46
GSLA	GS Financial Corp.	LA	NASDAQ	18.520	20.000	17.990	-3.09	-1.75	0.45	161.33	0.40	42.09	84.68	11.48	89.03
HSTD	Homestead Bancorp Inc.	LA	Pink Sheet	11.500	14.250	11.000	-2.54	1.32	NA	NA	NA	NA	NA	NA	NA
TSH	Teche Holding Co.	LA	AMEX	37.500	41.500	32.750	-1.96	5.19	2.66	254.68	0.74	15.18	147.12	14.70	15.45
BHL	Berkshire Hills Bancorp Inc.	MA	AMEX	36.930	39.200	31.250	-1.39	1.88	2.02	220.75	0.48	20.40	177.63	16.73	23.99

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
BFD	BostonFed Bancorp Inc.	MA	AMEX	42.100	43.000	29.200	7.95	27.04	1.00	374.18	0.64	43.85	204.47	11.25	48.00
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	15.090	16.250	13.750	2.93	2.79	0.30	27.26	0.74	52.03	149.55	55.38	56.38
CEBK	Central Bancorp Inc.	MA	NASDAQ	32.500	38.000	26.000	4.47	-5.85	1.36	305.31	0.48	24.25	126.90	10.64	26.01
HIFS	Hingham Instit. for Savings	MA	NASDAQ	41.750	44.969	35.820	0.00	2.58	2.81	252.76	0.91	15.07	206.07	16.51	15.21
LSBX	LSB Corp.	MA	NASDAQ	17.700	18.990	15.000	4.73	14.19	1.43	110.57	0.50	12.83	133.79	16.00	24.36
MASB	MASSBANK Corp.	MA	NASDAQ	34.940	44.270	32.050	1.33	6.04	1.73	223.16	0.96	20.55	142.55	15.65	23.91
MFLR	Mayflower Co-operative Bank	MA	NASDAQ	18.350	21.000	12.667	-5.90	22.33	0.92	107.36	0.40	20.62	212.88	17.09	24.15
MYST	Mystic Financial Inc.	MA	NASDAQ	38.500	39.500	23.310	0.81	35.09	1.29	280.78	0.42	31.56	212.24	12.87	35.84
WRO	Woronoco Bancorp Inc.	MA	AMEX	38.400	40.500	25.450	8.94	27.11	1.69	240.16	0.73	24.30	179.19	15.99	24.77
ABKD	American Bank Holdings Inc.	MD	OTC BB	8.000	8.250	6.800	3.23	-1.23	0.85	130.55	0.00	9.76	101.25	6.13	9.15
BUCS	BUCS Financial Corp	MD	OTC BB	25.250	26.770	20.591	-2.88	-2.88	1.10	299.64	0.00	23.38	100.65	8.43	23.56
SVBI	Severn Bancorp Inc.	MD	NASDAQ	32.760	37.699	26.050	6.50	12.77	2.89	149.27	0.38	11.34	250.49	21.95	11.34
WSB	Washington Savings Bank FSB	MD	AMEX	10.500	11.090	8.750	0.48	8.81	1.22	64.50	0.20	9.46	163.81	16.27	9.90
NBN	Northeast Bancorp	ME	AMEX	19.390	20.500	16.570	2.05	-0.21	1.38	213.33	0.35	14.36	134.37	9.09	14.92
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	21.260	24.470	20.400	-3.23	-6.75	1.25	156.09	0.36	17.15	111.03	13.62	17.92
FBC	Flagstar Bancorp Inc.	MI	NYSE	21.060	28.110	18.000	8.00	-2.50	3.40	195.71	0.80	6.56	181.40	10.76	6.56
MCBF	Monarch Community Bancorp Inc	MI	NASDAQ	13.900	17.210	12.570	-1.42	6.92	0.21	107.73	0.20	66.19	89.64	12.90	66.15
STBI	Sturgis Bancorp	MI	NASDAQ	14.250	15.870	11.000	1.06	1.79	0.74	115.05	0.36	19.52	137.78	12.39	19.30
FFHH	FSF Financial Corp.	MN	NASDAQ	34.730	35.000	28.010	-0.29	0.43	1.87	214.05	1.30	19.62	157.72	15.94	20.49
HMNF	HMN Financial Inc.	MN	NASDAQ	26.280	28.190	20.000	-2.59	3.75	2.53	205.10	0.80	10.81	144.40	12.82	11.16
MIVI	Mississippi View Holding Co.	MN	Pink Sheet	25.000	25.000	18.000	36.99	35.14	3.83	157.61	0.08	7.31	118.99	15.86	7.31
REDW	Redwood Financial Inc.	MN	Pink Sheet	19.000	21.250	17.000	-2.06	-2.56	NA	NA	0.00	NA	NA	NA	NA
WEFC	Wells Financial Corp.	MN	NASDAQ	26.750	34.790	22.160	7.00	7.04	2.34	192.34	0.84	11.73	109.68	13.91	11.73
CCFC	CCSB Financial Corp.	MO	OTC BB	13.650	16.180	12.550	0.37	5.00	0.00	88.98	0.00	NM	93.05	15.34	NM
FBSI	First Bancshares Inc.	MO	NASDAQ	19.280	22.150	16.760	-3.60	-5.95	1.36	161.80	0.16	13.58	115.38	11.92	15.15
LXMO	Lexington B&L Financial Corp.	MO	OTC BB	21.350	22.000	18.500	-2.95	5.43	NA	208.14	0.15	NA	98.89	10.26	NA
NASB	NASB Financial Inc.	MO	NASDAQ	38.240	44.500	33.080	5.37	2.08	2.96	159.12	1.42	12.92	242.18	24.03	13.17
PULB	Pulaski Financial Corp.	MO	NASDAQ	17.970	20.439	14.310	3.93	3.87	1.05	103.50	0.27	18.34	254.89	17.37	20.03
SMBC	Southern Missouri Bancorp Inc.	MO	NASDAQ	15.250	17.500	12.750	-3.17	-3.48	1.27	138.51	0.36	12.40	132.38	11.01	12.35
CSBC	Citizens South Banking Corp.	NC	NASDAQ	12.980	15.250	12.400	0.08	1.33	0.36	66.55	0.25	36.06	136.06	19.50	NA
CDLX	Coddle Creek Financial Corp.	NC	Pink Sheet	36.000	37.500	31.650	0.00	0.00	1.62	196.06	1.66	NA	116.05	18.36	NA
KSAV	KS Bancorp Inc.	NC	OTC BB	21.000	25.000	17.750	0.00	2.44	0.95	181.85	0.64	22.34	139.24	11.55	22.36
MTUC	Mutual Community Savings Bank	NC	OTC BB	11.750	13.500	9.700	-2.08	17.38	-0.16	260.47	0.00	NM	58.19	4.51	NM

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
SSFC	South Street Financial Corp.	NC	NASDAQ	10.800	10.950	9.130	11.11	8.54	0.30	68.99	0.40	36.00	130.35	15.65	36.00
AFSF	AFS Financial Corp.	ND	OTC BB	60.000	NA	NA	0.00	0.00	NA	NA	NA	NA	415.51	34.45	NA
CFB	Commercial Federal Corp.	NE	NYSE	27.570	28.480	23.790	5.55	-1.71	1.93	293.79	0.49	14.51	146.34	9.39	10.25
TONE	TierOne Corp.	NE	NASDAQ	20.730	25.370	19.770	2.12	-1.94	1.28	123.33	0.10	16.72	143.81	16.81	17.62
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	29.250	35.669	24.450	1.46	-2.43	2.97	291.46	0.82	10.23	148.10	10.04	10.66
FNSW	Farnsworth Bancorp Inc.	NJ	OTC BB	17.000	18.000	13.125	3.03	0.00	1.34	183.23	0.09	13.49	134.38	9.28	15.39
FMCO	FMS Financial Corp.	NJ	NASDAQ	16.010	20.500	14.410	-5.82	-4.47	1.12	190.77	0.12	14.42	159.30	8.40	14.64
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	23.130	28.000	21.300	3.68	3.31	1.49	140.24	0.80	16.29	226.10	16.49	NA
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	22.430	29.600	19.450	-1.41	-8.45	1.61	129.39	0.82	14.02	210.02	17.33	14.02
PFSB	PennFed Financial Services Inc	NJ	NASDAQ	29.680	36.950	27.800	-9.48	-5.45	1.78	280.24	0.40	17.77	170.18	10.59	17.49
PFS	Provident Financial Services	NJ	NYSE	17.900	21.550	15.910	3.59	-1.27	0.64	71.53	0.22	27.97	131.72	25.02	28.95
SYNF	Synergy Finl Group Inc.	NJ	NASDAQ	10.170	11.500	6.930	1.40	8.65	0.33	64.26	0.04	30.82	121.27	15.83	NA
AABC	Access Anytime Bancorp Inc.	NM	NASDAQ	13.590	14.740	12.050	-1.16	-3.00	0.93	232.55	0.00	16.18	103.95	5.84	16.19
GUPB	GFSB Bancorp Inc.	NM	NASDAQ	22.000	25.980	17.000	-12.87	1.90	1.44	208.43	0.47	15.94	136.04	10.56	15.92
AF	Astoria Financial Corp.	NY	NYSE	36.480	42.550	30.770	8.09	-4.50	2.69	290.72	0.94	13.77	191.90	11.79	13.75
ALFC	Atlantic Liberty Financial	NY	NASDAQ	18.410	20.900	16.480	2.11	-1.71	0.90	108.68	0.21	20.69	117.09	16.94	20.69
CNY	Carver Bancorp Inc.	NY	AMEX	18.350	26.500	17.150	-3.42	-12.62	2.03	241.33	0.20	9.87	100.27	7.64	10.47
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	16.780	21.513	15.333	0.12	-2.61	1.40	93.01	0.50	12.43	232.41	18.05	12.85
ESBK	Elmira Savings Bank	NY	NASDAQ	29.000	33.349	25.455	-4.79	-2.60	2.21	318.16	0.69	13.36	157.01	10.11	14.09
FNFG	First Niagara Finl Group	NY	NASDAQ	12.440	15.900	11.490	-1.03	-1.58	0.60	60.06	0.26	20.73	106.60	19.63	19.93
FFIC	Flushing Financial Corp.	NY	NASDAQ	17.630	19.500	13.487	4.07	-0.34	1.31	105.48	0.32	13.99	226.03	16.71	14.00
GPT	GreenPoint Financial Corp.	NY	NYSE	43.570	47.300	28.850	5.62	8.65	3.81	196.80	1.08	11.65	266.48	20.15	11.72
HRBT	Hudson River Bancorp	NY	NASDAQ	17.750	21.440	15.030	-0.28	-0.06	1.17	85.76	0.31	15.71	189.64	20.71	15.71
ICBC	Independence Cmnty Bank Corp.	NY	NASDAQ	38.940	41.580	32.130	2.04	3.02	2.94	216.06	0.82	13.96	151.05	18.02	14.07
NYB	New York Community Bancorp	NY	NYSE	20.950	35.570	17.620	7.99	-12.82	1.57	91.07	0.82	13.78	178.91	22.58	11.67
PRTR	Partners Trust Financial	NY	NASDAQ	10.270	21.275	9.350	2.80	-11.50	0.48	48.28	0.23	21.85	160.72	21.27	21.02
PBCP	Provident Bancorp Inc.	NY	NASDAQ	11.030	12.420	8.039	-0.45	5.75	0.27	44.97	0.40	42.42	127.66	24.54	47.27
SFFS	Sound Federal Bancorp Inc.	NY	NASDAQ	14.050	17.350	12.510	8.41	8.08	0.53	72.88	0.23	27.55	141.06	19.28	27.55
TRST	TrustCo Bank Corp NY	NY	NASDAQ	12.890	14.250	11.800	0.55	-0.54	0.73	38.40	0.60	17.66	445.59	33.56	20.78
WSBI	Warwick Community Bancorp	NY	NASDAQ	32.310	35.300	28.170	0.40	4.73	0.23	159.58	0.60	NM	213.87	20.25	169.63
ASBP	ASB Financial Corp.	OH	NASDAQ	23.140	29.240	19.250	-0.47	-3.54	1.21	97.53	0.56	19.61	222.75	23.73	20.75
CAFI	Camco Financial Corp.	OH	NASDAQ	15.180	18.510	12.630	4.19	7.28	0.65	145.23	0.58	23.35	121.83	10.46	26.17
GCFC	Central Federal Corp.	OH	NASDAQ	13.240	18.000	11.250	4.01	-3.64	-0.94	63.25	0.36	NM	144.70	20.94	NM

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CIBI	Community Investors Bancorp	OH	NASDAQ	14.270	17.000	13.000	5.70	-4.03	0.84	110.80	0.34	18.29	116.84	12.88	17.84
FFDF	FFD Financial Corp.	OH	NASDAQ	14.910	16.500	13.000	6.50	0.07	0.72	113.14	0.41	25.71	105.16	13.18	21.93
FDEF	First Defiance Financial	OH	NASDAQ	25.470	30.650	22.010	6.17	1.07	2.00	169.86	0.75	13.41	129.29	14.99	14.20
FFBZ	First Federal Bancorp Inc.	OH	NASDAQ	13.090	15.000	7.510	56.58	49.43	0.57	78.57	0.24	24.24	192.50	17.08	24.24
FFHS	First Franklin Corp.	OH	NASDAQ	20.500	21.480	15.260	8.75	15.49	0.69	165.76	0.32	31.54	143.16	12.37	37.20
FNFI	First Niles Financial Inc.	OH	NASDAQ	18.000	19.440	15.600	2.86	2.68	0.80	70.67	0.59	22.78	160.86	25.47	26.96
FPFC	First Place Financial Corp.	OH	NASDAQ	18.920	20.000	16.440	3.84	14.39	1.11	148.41	0.56	17.36	128.36	12.74	16.10
HCFC	Home City Financial Corp.	OH	NASDAQ	16.160	18.250	13.820	-5.61	-3.52	0.84	185.92	0.44	19.71	107.56	8.69	19.80
HLFC	Home Loan Financial Corp.	OH	NASDAQ	19.500	21.250	16.350	-1.02	-7.05	1.21	93.14	0.81	17.57	144.87	20.94	16.25
IDVB	Indian Village Bancorp Inc.	OH	Pink Sheet	17.250	21.250	16.250	3.92	-9.21	1.11	250.38	0.32	15.83	74.74	6.39	NA
LWFH	Lawrence Financial Holdings	OH	OTC BB	22.000	28.500	21.250	2.33	2.33	0.65	192.31	0.28	35.48	104.22	11.43	40.72
NLVS	Northern Savings & Loan Co.	OH	OTC BB	18.950	26.000	18.250	-2.82	-9.76	1.00	134.99	0.76	15.04	105.04	14.04	15.20
OHSF	Ohio Savings Financial Corp.	OH	Pink Sheet	######	#######	#######	1.77	8.11	NA	NA	NA	NA	NA	NA	NA
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	23.010	24.500	19.830	0.04	4.59	1.22	218.57	0.16	19.34	120.09	10.53	20.93
POHF	Peoples Ohio Financial	OH	OTC BB	4.220	4.400	4.120	0.96	1.20	0.25	26.24	0.12	19.18	127.64	16.08	17.54
PSFC	Peoples-Sidney Financial Corp.	OH	NASDAQ	16.441	18.500	13.250	-7.37	4.25	0.68	95.48	0.62	NM	135.00	17.22	24.18
PFOH	Perpetual Federal Savings Bank	OH	OTC BB	30.000	30.000	22.000	7.14	22.20	1.93	131.19	0.90	15.54	142.45	22.87	15.54
PVFC	PVF Capital Corp.	OH	NASDAQ	14.900	16.342	11.646	1.74	12.96	1.08	105.55	0.20	15.52	168.09	14.12	14.19
UCFC	United Community Finl Corp.	OH	NASDAQ	11.310	13.990	9.500	1.07	-7.60	0.70	70.07	0.30	16.39	144.26	16.14	17.39
WAYN	Wayne Savings Bancshares	OH	NASDAQ	15.650	21.000	13.600	-2.19	0.32	0.65	102.51	0.48	24.08	140.35	15.27	24.17
WOFC	Western Ohio Financial Corp.	OH	NASDAQ	33.610	35.850	25.260	1.60	1.85	1.29	226.88	1.00	26.67	134.23	14.81	26.02
WFI	Winton Financial Corp.	OH	AMEX	20.250	20.500	12.700	34.11	37.76	1.00	120.23	0.44	20.66	202.91	16.84	22.06
ESBF	ESB Financial Corp.	PA	NASDAQ	12.970	16.890	10.630	5.02	1.89	0.91	127.07	0.40	14.91	156.08	10.20	16.63
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	21.850	24.346	19.750	4.05	5.30	1.67	238.31	0.44	13.83	146.25	9.17	15.40
FKFS	First Keystone Financial	PA	NASDAQ	22.500	29.000	22.500	-4.26	-16.70	1.40	293.27	0.43	17.31	153.79	7.67	31.78
FSSB	First Star Bancorp Inc.	PA	Pink Sheet	33.000	39.000	27.500	0.00	-1.49	6.00	949.83	0.04	NA	62.72	3.48	NA
HARL	Harleysville Savings Financial	PA	NASDAQ	27.540	34.500	25.000	3.81	-10.87	2.07	308.85	0.78	13.57	145.87	8.92	14.52
KNBT	KNBT Bancorp Inc.	PA	NASDAQ	16.790	17.990	14.170	4.55	0.18	NA	75.72	NA	NA	128.76	22.17	NA
LARL	Laurel Capital Group Inc.	PA	NASDAQ	21.050	25.980	19.130	0.05	-0.99	0.97	156.48	0.79	22.88	147.31	13.46	23.16
NTNY	Nittany Financial Corp.	PA	OTC BB	24.400	28.000	14.208	2.74	3.83	1.10	144.49	0.00	23.69	294.30	16.89	23.86
NEPF	Northeast PA Financial Corp.	PA	NASDAQ	17.100	20.000	15.170	2.09	-0.64	-0.13	211.07	0.36	NM	124.18	8.10	NM
PVSA	Parkvale Financial Corp.	PA	NASDAQ	25.360	30.730	24.630	-5.55	-7.48	1.80	288.91	0.76	14.33	135.18	8.78	15.38
PHSB	PHSB Financial Corp.	PA	NASDAQ	26.550	26.860	17.600	32.75	35.81	1.10	111.25	1.10	25.29	169.65	23.86	52.01

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
RSVI	RSV Bancorp Inc.	PA	OTC BB	17.100	20.900	15.800	5.23	-6.30	1.15	113.84	0.25	15.41	98.59	15.02	17.04
SEFL	SE Financial Corp.	PA	OTC BB	9.800	10.500	9.250	2.62	3.16	NA	NA	NA	NA	75.21	19.69	NA
SOV	Sovereign Bancorp Inc.	PA	NYSE	21.880	25.200	17.780	-0.09	0.46	1.52	156.87	0.11	14.59	175.60	13.76	15.13
THRD	TF Financial Corp.	PA	NASDAQ	27.470	35.470	26.300	1.82	-8.10	-1.51	216.36	0.62	NM	128.36	11.77	NM
WYPT	Waypoint Financial Corp.	PA	NASDAQ	27.660	28.000	18.270	0.11	1.24	1.07	162.95	0.52	26.85	233.22	16.97	31.04
WGBC	Willow Grove Bncp Inc.	PA	NASDAQ	16.210	18.780	14.850	-1.22	6.57	0.66	93.24	0.38	26.15	150.51	16.95	28.56
WVFC	WVS Financial Corp.	PA	NASDAQ	17.520	19.980	16.000	2.64	-2.83	0.94	160.25	0.64	19.47	148.12	10.93	18.64
CFCP	Coastal Financial Corp.	SC	NASDAQ	14.540	15.818	10.893	12.71	11.61	0.89	80.72	0.18	17.73	294.93	18.00	17.01
DFBS	DutchFork Bancshares Inc.	SC	NASDAQ	40.720	43.250	33.200	3.88	4.68	1.40	180.19	0.00	31.08	148.19	22.60	67.35
FCPB	First Capital Bancshares Inc.	SC	OTC BB	6.800	7.500	6.000	-9.33	13.33	NA	NA	NA	NA	NA	NA	NA
FFCH	First Financial Holdings Inc.	SC	NASDAQ	30.450	33.140	25.750	5.36	1.77	2.02	198.01	0.85	15.54	231.03	15.38	16.41
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	15.500	18.100	15.050	-0.83	-3.12	0.74	86.29	0.61	21.23	107.79	17.96	NA
SFDL	Security Federal Corp.	SC	OTC BB	22.000	26.000	19.750	0.00	-6.58	1.65	219.37	0.08	13.66	172.96	10.03	17.96
HFFC	HF Financial Corp.	SD	NASDAQ	15.550	18.250	14.050	6.81	3.32	1.47	239.78	0.43	10.87	106.36	6.49	10.93
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	12.730	15.090	11.300	0.24	4.69	0.18	36.43	0.21	NM	114.27	34.93	24.70
SFBK	SFB Bancorp Inc.	TN	Pink Sheet	22.500	23.000	18.350	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
UTBI	United Tennessee Bankshares	TN	NASDAQ	17.300	20.000	13.200	-1.14	1.76	1.65	102.65	0.36	10.48	121.80	16.85	10.80
BAFI	BancAffiliated Inc.	TX	OTC BB	24.050	32.000	21.000	-22.42	-22.42	2.64	353.27	0.00	9.54	108.33	6.81	9.54
ETFSE	East Texas Financial Services	TX	OTC BB	16.500	17.500	13.200	3.12	3.45	NA	NA	NA	NA	NA	NA	NA
FBTX	Franklin Bank Corp.	TX	NASDAQ	15.760	20.700	14.330	4.51	-6.52	0.60	144.65	0.00	26.71	131.55	10.89	27.58
CFFC	Community Financial Corp.	VA	NASDAQ	19.630	24.700	17.150	7.50	0.72	1.63	170.87	0.40	12.50	139.91	11.49	12.50
GAFC	Greater Atlantic Financial	VA	NASDAQ	6.080	8.310	5.780	-0.33	-12.39	0.16	167.45	0.00	NM	95.30	3.63	NM
EVRT	EverTrust Financial Group Inc.	WA	NASDAQ	25.430	30.440	15.950	0.00	30.54	1.04	111.57	0.43	26.49	192.21	22.79	26.60
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	24.210	26.450	17.291	-4.46	1.68	1.69	182.64	0.27	15.04	233.24	13.26	15.33
FBNW	FirstBank NW Corp.	WA	NASDAQ	27.470	31.050	24.500	0.81	3.62	2.20	247.08	0.64	13.33	116.92	11.12	13.33
HFWA	Heritage Financial Corp.	WA	NASDAQ	20.460	23.000	18.200	4.92	8.48	1.49	112.72	0.61	14.21	212.24	18.16	14.21
HRZB	Horizon Financial Corp.	WA	NASDAQ	19.300	22.560	16.140	-1.18	6.04	1.24	85.17	0.50	16.08	184.87	22.66	16.95
RPFG	Rainier Pacific Finl Group Inc	WA	NASDAQ	18.040	18.040	15.220	7.77	12.05	NA	90.10	0.10	NA	129.23	18.53	NA
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	20.800	21.830	17.750	1.41	0.05	1.52	107.60	0.58	13.77	150.40	19.33	14.86
STSA	Sterling Financial Corp.	WA	NASDAQ	33.230	35.418	24.891	3.17	3.46	2.22	276.77	0.00	15.38	184.10	12.01	15.10
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	22.760	24.950	21.000	0.71	2.29	1.53	112.46	0.57	15.70	123.43	20.24	14.92
WFSL	Washington Federal Inc.	WA	NASDAQ	25.540	26.436	22.130	1.03	6.42	1.73	92.86	0.81	14.85	182.69	27.51	14.84
WM	Washington Mutual Inc.	WA	NYSE	38.800	46.980	36.800	-0.39	-11.11	3.36	321.55	1.66	10.31	165.04	12.07	13.68

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	25.880	27.130	22.700	0.19	-3.00	1.94	166.96	0.44	13.62	193.42	15.50	14.45
BKMU	Bank Mutual Corp.	WI	NASDAQ	11.450	12.600	9.650	2.51	9.46	0.33	39.72	0.15	34.70	126.24	28.81	35.17
FTFC	First Federal Capital Corp	WI	NASDAQ	29.510	29.690	19.760	4.09	8.69	1.68	163.64	0.57	17.67	233.65	18.04	17.32
AFBC	Advance Financial Bancorp	WV	NASDAQ	18.080	21.750	16.140	-1.04	-0.50	1.96	228.33	0.40	9.37	118.12	7.92	10.50
SVBC	Sistersville Bancorp Inc.	WV	OTC BB	19.250	21.000	17.800	-2.53	0.00	NA	NA	NA	NA	NA	NA	NA
CRZY	Crazy Woman Creek Bancorp	WY	Pink Sheet	16.250	22.000	14.600	-7.14	-12.16	NA	NA	NA	NA	NA	NA	NA
ALL THRIFTS															
	AVERAGE			52.319	56.181	46.579	1.11	1.08	1.34	175.78	0.43	19.13	150.15	14.61	23.98
	MEDIAN			20.450	22.930	17.000	0.55	0.80	1.24	160.09	0.40	16.12	137.79	13.91	17.02
	HIGH			7,200	7,300	6,660	56.58	49.43	7.81	949.83	1.66	66.19	445.59	55.38	210.95
	LOW			0.510	2.000	0.510	-66.00	-74.50	-3.91	17.52	0.00	6.56	58.19	3.48	6.56
AVERAGE FOR STATE															
	KY			18.304	21.972	15.442	0.10	3.44	0.27	139.70	0.54	21.44	137.74	14.16	66.06
AVERAGE BY REGION															
	MIDWEST			92.543	98.985	86.253	1.00	0.10	1.20	163.22	0.45	19.40	134.80	14.05	26.03
	NEW ENGLAND			29.024	31.958	23.027	1.59	9.17	1.60	205.48	0.57	23.47	168.48	17.69	27.35
	MID ATLANTIC			21.707	25.673	18.346	1.90	-0.11	1.32	177.29	0.42	18.06	166.02	15.42	23.31
	SOUTHEAST			18.440	20.636	15.138	1.75	1.94	0.94	149.30	0.33	21.22	157.53	14.26	23.24
	SOUTHWEST			19.493	23.339	16.868	-2.14	-2.77	1.43	228.82	0.32	20.06	109.71	9.74	25.08
	WEST			28.946	32.114	22.612	0.56	3.03	2.21	211.20	0.46	15.50	173.56	15.77	16.14
AVERAGE BY EXCHANGE															
	NYSE			37.727	42.809	30.057	3.59	-0.33	2.91	261.65	0.61	14.10	187.29	15.48	14.43
	AMEX			24.730	27.116	19.538	4.22	8.64	1.29	200.36	0.46	19.12	159.66	12.63	20.40
	NASDAQ			21.265	24.405	17.776	1.46	1.52	1.21	155.28	0.45	20.26	154.16	15.44	26.46
	OTC			18.900	19.978	14.504	-2.02	-0.98	1.10	190.26	0.28	17.28	125.26	12.36	18.28
	Pink Sheets			398.476	451.571	407.691	0.90	-1.56	1.64	283.65	0.39	14.47	102.16	10.07	16.24

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 33

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	166,985	15,550	15,498	0.42	0.42	4.45	4.45	07/01/99	OTC BB	626,132	12.99
SIYF	Security Federal Bancorp Inc.	AL	76,451	10,274	10,274	1.00	NA	7.59	NA	04/03/95	Pink Sheet	NA	10.86
SRNN	Southern Banc Co.	AL	107,213	18,602	18,602	0.56	0.50	3.29	2.94	10/05/95	OTC BB	933,698	16.11
SCBS	Southern Community Bancshares	AL	65,692	7,588	7,588	0.84	NA	7.27	NA	12/23/96	Pink Sheet	NA	7.15
SZB	SouthFirst Bancshares Inc.	AL	138,779	10,180	9,636	-0.48	-0.52	-5.74	-6.21	02/14/95	AMEX	718,808	10.95
FFBH	First Federal Bancshares of AR	AR	712,641	74,573	74,573	1.04	1.04	9.72	9.72	05/03/96	NASDAQ	5,195,482	106.59
HCBB	HCB Bancshares Inc.	AR	225,117	28,164	28,164	0.22	0.21	1.90	1.86	05/07/97	NASDAQ	1,428,253	26.68
PFSL	Pocahontas Bancorp Inc.	AR	712,936	49,683	34,295	0.76	0.54	10.90	7.78	04/01/98	NASDAQ	4,570,504	79.30
BYFC	Broadway Financial Corp.	CA	253,685	14,265	14,265	0.74	0.74	10.54	10.56	01/09/96	NASDAQ	1,500,073	18.68
CCBI	Commercial Capital Bancorp	CA	4,743,850	582,821	219,146	1.57	1.48	21.70	20.57	12/18/02	NASDAQ	53,126,308	1147.15
DSL	Downey Financial Corp.	CA	14,222,347	942,452	939,302	0.75	0.86	9.84	11.28	01/01/71	NYSE	27,968,283	1510.57
FPTB	First PacTrust Bancorp Inc.	CA	664,991	78,245	78,245	0.76	0.76	5.63	5.61	08/23/02	NASDAQ	4,695,900	110.82
FED	FirstFed Financial Corp.	CA	5,524,926	439,518	433,188	1.33	1.33	14.99	14.99	12/16/83	NYSE	16,406,048	753.86
GDW	Golden West Financial	CA	93,158,302	6,565,761	6,565,761	1.44	1.40	20.01	19.52	05/29/59	NYSE	152,749,211	16193.20
HWFG	Harrington West Finl Grp Inc	CA	1,050,420	48,971	43,970	0.84	0.82	16.87	16.32	11/07/02	NASDAQ	5,269,184	86.57
NDE	IndyMac Bancorp Inc.	CA	15,538,516	1,182,304	1,148,974	1.10	NA	15.26	NA	11/10/86	NYSE	61,099,027	2139.33
MLGF	Malaga Financial Corporation	CA	448,462	36,600	36,600	1.29	NA	14.97	NA	NA	OTC BB	NA	64.91
PPBI	Pacific Premier Bancorp	CA	423,699	41,405	41,405	1.82	1.50	19.87	16.37	06/25/97	NASDAQ	5,255,072	57.81
PFB	PFF Bancorp Inc.	CA	3,644,217	323,092	321,802	1.23	1.17	13.66	13.01	03/29/96	NYSE	16,785,063	625.88
PROV	Provident Financial Holdings	CA	1,319,035	109,982	109,825	1.17	1.17	14.14	14.14	06/28/96	NASDAQ	7,091,719	165.52
QCBC	Quaker City Bancorp Inc.	CA	1,871,089	152,400	152,133	1.15	1.19	13.97	14.41	12/30/93	NASDAQ	6,281,783	345.31
SNLS	San Luis Trust Bank FSB	CA	114,968	9,393	9,393	2.25	NA	25.28	NA	NA	OTC BB	NA	41.30
UPFC	United PanAm Financial Corp.	CA	1,684,183	111,612	111,612	0.98	0.95	15.03	14.54	04/24/98	NASDAQ	16,164,365	265.74
WES	Westcorp	CA	14,999,112	1,225,637	1,225,340	1.15	NA	16.31	NA	05/01/86	NYSE	51,833,196	2159.96
HCBC	High Country Bancorp Inc.	CO	193,569	18,281	18,281	1.06	1.06	11.22	11.22	12/10/97	Pink Sheet	901,704	21.47
MTXC	Matrix Bancorp Inc.	CO	1,736,805	74,197	74,197	0.25	NA	5.90	NA	10/18/96	NASDAQ	6,520,181	70.09
NABC	NewAlliance Bancshares Inc.	CT	6,390,391	1,402,453	907,178	-0.25	0.75	-1.35	4.06	04/02/04	NASDAQ	114,158,736	1562.83
NMIL	NewMil Bancorp Inc.	CT	730,756	53,185	44,584	1.14	NA	15.13	NA	02/01/86	NASDAQ	4,208,306	116.78
IFSB	Independence Federal Svgs Bank	DC	201,426	19,989	19,989	-1.11	-0.64	-11.88	-6.89	06/06/85	NASDAQ	1,552,448	31.75
WSFS	WSFS Financial Corp.	DE	2,399,954	177,724	176,623	1.12	1.08	12.77	12.37	11/26/86	NASDAQ	7,015,640	346.31
BBX	BankAtlantic Bancorp Inc.	FL	5,428,378	440,334	352,539	1.45	1.13	15.91	12.37	11/29/83	NYSE	59,779,407	986.26
BKUNA	BankUnited Financial Corp.	FL	8,262,013	461,487	433,134	0.65	0.67	10.49	10.72	12/11/85	NASDAQ	30,005,852	837.00
BFCF	BFC Financial Corp.	FL	5,949,972	116,489	27,153	0.20	NA	12.07	NA	NA	NASDAQ	21,270,220	232.98

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FDT	Federal Trust Corp.	FL	515,372	27,353	27,353	0.66	0.65	11.54	11.41	12/12/97	AMEX	6,661,813	64.98
FFLC	FFLC Bancorp Inc.	FL	1,010,995	80,489	80,489	0.95	0.95	11.71	11.71	01/04/94	NASDAQ	5,405,179	145.02
FFFL	Fidelity Bankshares Inc.	FL	3,402,619	189,113	186,942	0.62	0.64	10.40	10.68	05/15/01	NASDAQ	15,130,026	543.17
FCFL	First Community Bank Corp.	FL	215,076	22,534	22,106	0.92	0.92	8.49	8.49	06/27/03	NASDAQ	2,115,397	45.69
HARB	Harbor Florida Bancshares Inc.	FL	2,592,190	277,816	273,847	1.63	1.56	14.86	14.24	03/19/98	NASDAQ	23,787,851	731.57
EBDC	Ebank Financial Services Inc.	GA	112,712	9,976	9,976	0.19	0.17	2.82	2.62	07/06/98	OTC BB	5,778,427	5.49
NTBK	NetBank Inc.	GA	5,175,764	430,510	360,936	0.95	0.90	10.13	9.65	07/29/97	NASDAQ	46,673,415	499.34
FFSX	First Federal Bankshares Inc.	IA	615,522	71,458	NA	0.89	0.90	7.94	7.99	04/14/99	NASDAQ	3,740,272	85.84
CASH	First Midwest Financial Inc.	IA	757,533	44,825	41,422	0.55	0.46	9.34	7.74	09/20/93	NASDAQ	2,497,197	52.56
HZFS	Horizon Financial Svcs Corp.	IA	96,290	11,257	11,257	1.36	1.24	11.76	10.70	06/30/94	OTC BB	771,471	11.49
FFFD	North Central Bancshares Inc.	IA	450,229	41,220	36,249	1.28	1.28	13.38	13.38	03/21/96	NASDAQ	1,562,780	57.51
AFBA	Allied First Bancorp Inc.	IL	127,891	10,271	10,271	0.43	0.43	5.06	5.02	12/31/01	OTC BB	558,350	9.05
BPLS	BankPlus FSB	IL	308,204	20,576	20,576	0.33	NA	5.03	NA	07/10/91	OTC BB	NA	23.09
CFSL	Chesterfield Financial Corp.	IL	362,241	74,775	74,291	0.55	0.55	2.70	2.70	05/02/01	NASDAQ	3,875,521	120.49
CFSB	Citizens First Financial Corp.	IL	334,225	33,656	33,656	0.46	0.45	4.77	4.73	05/01/96	NASDAQ	1,498,656	35.97
ESDF	East Side Financial Inc.	IL	110,040	13,096	13,096	0.52	0.33	3.72	2.37	11/01/91	Pink Sheet	291,025	9.60
EFC	EFC Bancorp Inc.	IL	950,863	79,722	79,722	0.78	0.73	8.97	8.40	04/07/98	AMEX	4,652,640	117.07
FBTC	First BancTrust Corp.	IL	221,229	25,747	25,747	0.68	0.63	6.10	5.66	04/19/01	NASDAQ	2,500,450	31.26
FFBI	First Federal Bancshares Inc.	IL	307,723	21,527	19,919	0.69	0.45	5.59	3.61	09/28/00	NASDAQ	1,309,886	28.82
GTPS	Great American Bancorp	IL	157,261	16,971	16,486	0.73	0.73	6.77	6.77	06/30/95	NASDAQ	735,003	18.45
HMKF	Hemlock Federal Financial Corp	IL	318,365	22,569	21,278	0.51	0.36	7.51	5.21	04/02/97	Pink Sheet	974,168	23.38
MAFB	MAF Bancorp Inc.	IL	9,374,628	906,064	631,031	1.19	1.15	12.13	11.72	01/12/90	NASDAQ	32,667,915	1372.91
MCPH	Midland Capital Holdings Corp.	IL	153,560	11,742	11,742	0.66	0.62	9.14	8.64	06/30/93	OTC BB	372,600	14.16
NBSI	North Bancshares Inc.	IL	133,669	13,201	13,201	0.14	0.10	1.36	0.97	12/21/93	NASDAQ	1,144,695	27.59
PFED	Park Bancorp Inc.	IL	270,785	29,873	29,873	0.97	0.89	8.71	7.92	08/12/96	NASDAQ	1,145,195	35.89
PEKS	Progressive Bancorp Inc.	IL	110,802	9,679	9,679	0.56	0.57	7.09	7.14	10/06/92	OTC BB	NA	5.20
RFBK	Rantoul First Bank SB	IL	31,723	2,134	2,134	-2.13	-2.06	-26.77	-25.87	04/02/03	Pink Sheet	190,961	2.86
UMBR	Umbrella Bancorp Inc.	IL	202,277	23,216	22,865	-1.37	NA	-13.33	NA	NA	OTC BB	NA	0.93
WFBS	Washington Fed Bank for Svgs	IL	53,822	4,732	4,732	1.47	1.47	17.71	17.71	03/01/95	Pink Sheet	NA	2.61
AMFC	AMB Financial Corp.	IN	154,364	12,835	12,835	0.68	0.63	8.04	7.47	04/01/96	NASDAQ	975,293	14.64
ASBI	Ameriana Bancorp	IN	428,538	39,145	38,427	0.58	-0.26	6.38	-2.86	03/02/87	NASDAQ	3,148,988	49.60
BRBI	Blue River Bancshares Inc.	IN	204,480	16,036	12,477	0.21	0.14	2.33	1.57	06/24/98	NASDAQ	3,406,150	20.33
CITZ	CFS Bancorp Inc.	IN	1,471,769	154,527	153,065	0.20	0.18	1.97	1.77	07/24/98	NASDAQ	12,290,934	167.27

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CSFC	City Savings Financial Corp.	IN	149,385	11,819	11,819	0.94	0.83	11.89	10.47	12/28/01	OTC BB	555,450	12.78
DSFNE	DSA Financial Corp.	IN	80,617	8,992	8,992	1.12	NA	10.29	NA	07/30/04	OTC BB	NA	15.29
FFWC	FFW Corp.	IN	239,910	22,624	NA	1.01	1.00	10.15	10.00	04/05/93	NASDAQ	1,285,248	28.23
FFED	Fidelity Federal Bancorp	IN	192,757	15,578	15,578	0.13	0.10	1.63	1.26	08/31/87	NASDAQ	10,999,871	17.93
FBEI	First Bancorp of Indiana Inc.	IN	236,746	30,572	28,528	0.70	0.68	4.74	4.61	04/07/99	NASDAQ	1,623,964	32.54
FCAP	First Capital Inc.	IN	417,840	43,852	37,894	0.86	0.85	8.00	7.93	01/04/99	NASDAQ	2,817,097	57.75
HFSK	HFS Bank FSB	IN	234,711	19,653	19,653	0.71	0.71	8.38	8.38	10/02/85	Pink Sheet	1,866,200	23.33
HBBI	Home Building Bancorp	IN	54,034	6,756	6,756	0.71	0.71	5.42	5.42	02/08/95	OTC BB	261,233	6.27
HWEN	Home Financial Bancorp	IN	59,716	7,067	7,067	0.54	0.73	4.76	6.46	07/02/96	NASDAQ	1,356,050	6.71
LNCB	Lincoln Bancorp	IN	581,170	80,554	78,403	0.58	0.60	4.25	4.37	12/30/98	NASDAQ	4,430,391	97.13
LOGN	Logansport Financial Corp.	IN	153,868	16,634	16,634	0.90	0.79	8.47	7.50	06/14/95	Pink Sheet	876,193	15.82
LSBI	LSB Financial Corp.	IN	342,713	28,904	28,904	0.93	0.92	10.90	10.87	02/03/95	NASDAQ	1,363,176	32.14
MFBC	MFB Corp.	IN	427,933	35,716	35,716	0.63	0.64	7.75	7.96	03/25/94	NASDAQ	1,329,060	40.54
MFSF	MutualFirst Financial Inc.	IN	818,408	92,231	91,330	0.91	0.91	7.68	7.68	12/30/99	NASDAQ	4,949,445	114.08
NEIB	Northeast Indiana Bancorp	IN	225,099	26,523	26,523	0.74	0.73	6.15	6.06	06/28/95	NASDAQ	1,467,917	31.99
NWIN	NorthWest Indiana Bancorp	IN	539,022	41,997	41,997	1.17	1.14	14.49	14.07	NA	OTC BB	2,766,539	91.99
PFDC	Peoples Bancorp	IN	493,496	63,434	60,599	0.98	0.98	7.64	7.64	07/07/87	NASDAQ	3,371,205	74.49
PBNC	PFS Bancorp Inc.	IN	124,784	27,151	27,151	0.71	0.71	3.16	3.16	10/12/01	NASDAQ	1,473,728	31.72
RIVR	River Valley Bancorp	IN	258,460	22,096	22,065	1.02	1.02	11.36	11.31	12/20/96	NASDAQ	1,599,049	35.44
TDCB	Third Century Bancorp	IN	120,129	23,102	23,102	NA	NA	NA	NA	06/30/04	OTC BB	1,653,125	18.18
UCBC	Union Community Bancorp	IN	261,540	33,906	31,155	0.75	0.75	5.61	5.61	12/29/97	NASDAQ	1,988,000	35.59
FFSL	First Independence Corp.	KS	164,923	15,452	15,452	0.69	0.69	7.31	7.31	10/08/93	Pink Sheet	920,616	17.49
FIFG	1st Independence Finl Group	KY	180,442	20,510	19,933	0.04	0.08	0.32	0.63	10/04/95	NASDAQ	1,222,978	35.58
CKFB	CKF Bancorp Inc.	KY	151,862	15,778	14,678	1.15	1.15	11.20	11.20	01/04/95	NASDAQ	1,470,374	27.85
CFBC	Community First Bancorp Inc.	KY	49,596	3,801	3,801	-1.16	-1.16	-12.00	-12.00	06/27/03	OTC BB	277,725	3.72
FKKY	Frankfort First Bancorp Inc.	KY	138,118	17,514	17,514	0.69	0.69	5.33	5.33	07/10/95	NASDAQ	1,267,000	30.38
HFBC	HopFed Bancorp Inc.	KY	582,278	46,380	40,745	0.75	0.70	8.38	7.79	02/09/98	NASDAQ	3,637,183	60.02
FPBF	FPB Financial Corp.	LA	94,382	7,031	7,031	0.51	0.51	6.50	6.50	07/01/99	OTC BB	276,000	6.35
GLBP	Globe Bancorp Inc.	LA	30,190	5,581	5,581	0.49	0.49	2.82	2.82	07/10/01	OTC BB	273,800	4.59
GSLA	GS Financial Corp.	LA	209,496	28,394	28,394	0.24	0.12	1.72	0.83	04/01/97	NASDAQ	1,298,559	23.94
HSTD	Homestead Bancorp Inc.	LA	133,519	12,498	12,498	0.33	NA	3.43	NA	07/20/98	Pink Sheet	NA	10.64
TSH	Teche Holding Co.	LA	580,452	57,982	57,982	1.07	1.05	10.25	10.07	04/19/95	AMEX	2,279,151	85.02
BHL	Berkshire Hills Bancorp Inc.	MA	1,296,087	122,055	116,292	0.85	0.72	8.35	7.10	06/28/00	AMEX	5,871,261	216.83

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
BFD	BostonFed Bancorp Inc.	MA	1,698,872	93,483	76,701	0.27	0.25	4.72	4.31	10/24/95	AMEX	4,540,196	191.14
BRKL	Brookline Bancorp Inc.	MA	1,610,218	596,242	596,242	1.14	1.03	2.86	2.58	07/10/02	NASDAQ	59,074,233	892.46
CEBK	Central Bancorp Inc.	MA	508,334	42,634	40,402	0.43	0.41	4.96	4.63	10/24/86	NASDAQ	1,664,957	54.14
HIFS	Hingham Instit. for Savings	MA	526,060	42,156	42,156	1.21	1.19	14.07	13.95	12/20/88	NASDAQ	2,081,250	86.89
LSBX	LSB Corp.	MA	476,274	56,976	56,976	1.32	0.69	11.22	5.89	05/02/86	NASDAQ	4,307,442	76.24
MASB	MASSBANK Corp.	MA	980,450	107,669	106,579	0.76	0.66	6.95	5.97	05/28/86	NASDAQ	4,393,425	153.72
MFLR	Mayflower Co-operative Bank	MA	220,304	17,691	17,603	0.88	0.75	10.60	9.05	12/23/87	NASDAQ	2,052,000	37.65
MYST	Mystic Financial Inc.	MA	440,819	26,740	26,740	0.44	0.39	7.08	6.23	01/09/98	NASDAQ	1,570,000	60.44
WRO	Woronoco Bancorp Inc.	MA	882,065	78,712	76,902	0.71	0.69	7.28	7.14	03/19/99	AMEX	3,672,804	141.16
ABKD	American Bank Holdings Inc.	MD	253,459	15,340	15,340	0.70	0.74	11.02	11.72	NA	OTC BB	1,941,489	15.53
BUCS	BUCS Financial Corp	MD	120,150	10,059	9,613	0.34	0.34	4.04	4.01	03/15/01	OTC BB	400,984	10.12
SVBI	Severn Bancorp Inc.	MD	620,820	54,394	54,060	2.16	2.16	23.61	23.61	NA	NASDAQ	4,159,092	136.25
WSB	Washington Savings Bank FSB	MD	471,344	46,830	46,830	2.06	2.04	20.57	20.40	08/03/88	AMEX	7,307,918	83.46
NBN	Northeast Bancorp	ME	538,754	36,453	35,728	0.71	0.68	9.52	9.16	08/19/87	AMEX	2,525,416	48.97
CTZN	Citizens First Bancorp Inc.	MI	1,293,949	158,730	145,242	0.84	0.81	6.21	5.95	03/07/01	NASDAQ	8,289,810	180.77
FBC	Flagstar Bancorp Inc.	MI	11,965,611	709,821	709,821	1.83	1.83	32.01	32.01	04/30/97	NYSE	61,140,804	1289.25
MCBF	Monarch Community Bancorp Inc	MI	291,925	42,018	31,406	0.23	0.23	1.34	1.34	08/30/02	NASDAQ	2,709,704	37.66
STBI	Sturgis Bancorp	MI	314,126	28,240	NA	0.71	0.71	7.17	7.26	11/10/88	NASDAQ	2,730,385	38.80
FFHH	FSF Financial Corp.	MN	510,809	51,630	46,836	0.82	0.79	8.38	8.02	10/07/94	NASDAQ	2,386,398	82.88
HMNF	HMN Financial Inc.	MN	914,098	81,127	76,935	1.15	1.12	11.92	11.56	06/30/94	NASDAQ	4,456,864	117.13
MIVI	Mississippi View Holding Co.	MN	75,452	10,059	10,059	2.10	2.10	17.62	17.62	03/24/95	Pink Sheet	478,730	11.97
REDW	Redwood Financial Inc.	MN	79,393	8,959	8,959	0.39	0.36	3.65	3.36	07/10/95	Pink Sheet	NA	9.93
WEFC	Wells Financial Corp.	MN	223,353	28,328	28,328	1.20	1.20	9.69	9.69	04/11/95	NASDAQ	1,161,226	31.06
CCFC	CCSB Financial Corp.	MO	86,028	14,185	14,185	-0.01	-0.02	-0.04	-0.09	01/09/03	OTC BB	966,770	13.20
FBSI	First Bancshares Inc.	MO	268,195	27,700	27,202	0.83	0.78	8.34	7.86	12/22/93	NASDAQ	1,657,619	31.94
LXMO	Lexington B&L Financial Corp.	MO	134,885	13,995	13,206	0.68	0.67	6.63	6.54	06/06/96	OTC BB	648,057	13.84
NASB	NASB Financial Inc.	MO	1,345,837	133,522	130,326	2.05	2.01	19.55	19.18	09/27/85	NASDAQ	8,457,942	323.53
PULB	Pulaski Financial Corp.	MO	566,597	38,613	38,068	1.23	1.13	15.25	13.96	12/03/98	NASDAQ	5,474,147	98.53
SMBC	Southern Missouri Bancorp Inc.	MO	311,893	25,952	23,094	0.98	0.98	11.09	11.13	04/13/94	NASDAQ	2,251,768	35.08
CSBC	Citizens South Banking Corp.	NC	500,586	71,727	NA	0.60	NA	3.39	NA	10/01/02	NASDAQ	7,522,044	97.15
CDLX	Coddle Creek Financial Corp.	NC	135,698	21,471	21,471	0.74	NA	4.76	NA	12/31/97	Pink Sheet	692,124	24.92
KSAV	KS Bancorp Inc.	NC	217,678	18,054	18,054	0.55	0.55	6.07	6.07	12/30/93	OTC BB	1,197,029	25.14
MTUC	Mutual Community Savings Bank	NC	94,737	7,345	7,345	-0.06	-0.09	-0.78	-1.16	06/29/93	OTC BB	363,719	4.27

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
SSFC	South Street Financial Corp.	NC	211,671	25,420	25,420	0.41	0.41	3.46	3.46	10/03/96	NASDAQ	3,068,161	33.14
AFSF	AFS Financial Corp.	ND	231,602	19,200	18,962	0.90	NA	11.58	NA	NA	OTC BB	NA	0.00
CFB	Commercial Federal Corp.	NE	11,713,841	751,322	574,208	0.66	0.93	11.02	15.63	12/31/84	NYSE	39,870,919	1095.02
TONE	TierOne Corp.	NE	2,255,269	263,596	263,596	1.07	1.02	7.58	7.21	10/02/02	NASDAQ	18,285,811	379.06
NHTB	New Hampshire Thrift Bncshrs	NH	604,905	40,987	28,847	1.11	1.06	15.18	14.56	05/22/86	NASDAQ	2,075,433	60.87
FNSW	Farnsworth Bancorp Inc.	NJ	96,664	6,674	6,674	0.70	0.62	9.83	8.64	09/30/98	OTC BB	527,569	8.97
FMCO	FMS Financial Corp.	NJ	1,240,167	65,359	62,409	0.59	0.58	11.52	11.35	12/14/88	NASDAQ	6,500,960	104.08
OCFC	OceanFirst Financial Corp.	NJ	1,857,346	135,488	134,057	1.03	NA	13.58	NA	07/03/96	NASDAQ	13,244,214	306.67
PBCI	Pamrapo Bancorp Inc.	NJ	643,720	53,119	53,119	1.25	1.25	15.65	15.65	11/14/89	NASDAQ	4,974,913	111.59
PFSB	PennFed Financial Services Inc	NJ	1,902,286	118,399	117,038	0.67	0.68	10.20	10.36	07/15/94	NASDAQ	6,788,030	201.47
PFS	Provident Financial Services	NJ	4,296,394	816,253	793,973	0.84	0.81	4.27	4.12	01/16/03	NYSE	60,064,600	1407.03
SYNF	Synergy Finl Group Inc.	NJ	800,219	104,425	103,704	0.59	NA	5.59	NA	01/21/04	NASDAQ	12,452,011	126.64
AABC	Access Anytime Bancorp Inc.	NM	285,340	16,041	9,349	0.55	0.54	7.60	7.60	08/08/86	NASDAQ	1,227,007	18.29
GUPB	GFSB Bancorp Inc.	NM	238,912	18,537	18,537	0.69	0.69	9.09	9.09	06/30/95	NASDAQ	1,146,270	25.22
AF	Astoria Financial Corp.	NY	22,334,295	1,372,118	1,186,967	0.89	0.89	14.10	14.12	11/18/93	NYSE	76,823,659	2802.53
ALFC	Atlantic Liberty Financial	NY	182,709	26,431	26,431	0.89	0.89	5.42	5.42	10/23/02	NASDAQ	1,681,094	30.95
CNY	Carver Bancorp Inc.	NY	552,842	44,423	44,423	0.91	0.90	11.10	10.91	10/25/94	AMEX	2,290,780	42.06
DCOM	Dime Community Bancshares Inc.	NY	3,469,498	269,472	213,373	1.57	1.52	18.04	17.45	06/26/96	NASDAQ	37,303,713	625.08
ESBK	Elmira Savings Bank	NY	313,560	20,190	19,681	0.85	0.81	11.54	10.94	03/01/85	NASDAQ	985,536	31.70
FNFG	First Niagara Finl Group	NY	5,025,940	925,750	577,814	1.06	1.10	5.39	5.61	01/21/03	NASDAQ	83,685,861	1040.01
FFIC	Flushing Financial Corp.	NY	2,028,072	149,902	145,997	1.18	1.18	15.81	15.80	11/21/95	NASDAQ	19,227,983	340.12
GPT	GreenPoint Financial Corp.	NY	25,955,000	1,963,000	1,568,000	1.93	1.92	24.12	23.97	01/28/94	NYSE	131,886,260	5771.06
HRBT	Hudson River Bancorp	NY	2,609,763	284,969	214,908	1.29	1.29	11.98	11.98	07/01/98	NASDAQ	30,430,216	540.37
ICBC	Independence Cmnty Bank Corp.	NY	18,017,754	2,149,607	940,392	1.50	1.49	13.48	13.42	03/17/98	NASDAQ	83,391,820	3269.76
NYB	New York Community Bancorp	NY	24,087,750	3,040,288	994,790	1.66	2.02	14.32	17.42	11/23/93	NYSE	264,493,040	5546.15
PRTR	Partners Trust Financial	NY	1,339,473	177,280	140,155	0.98	1.02	7.15	7.43	07/15/04	NASDAQ	27,743,454	495.17
PBCP	Provident Bancorp Inc.	NY	1,782,670	342,644	270,602	0.65	0.81	4.20	5.30	01/15/04	NASDAQ	39,638,415	437.30
SFFS	Sound Federal Bancorp Inc.	NY	914,610	125,016	111,046	0.74	0.74	4.76	4.76	01/07/03	NASDAQ	12,549,541	176.32
TRST	TrustCo Bank Corp NY	NY	2,849,227	214,619	214,066	1.99	1.69	25.20	21.43	NA	NASDAQ	74,190,916	957.85
WSBI	Warwick Community Bancorp	NY	717,953	67,966	65,667	0.13	0.12	1.34	1.28	12/23/97	NASDAQ	4,498,923	145.36
ASBP	ASB Financial Corp.	OH	162,674	17,327	17,327	1.29	1.22	12.16	11.49	05/11/95	NASDAQ	1,667,956	38.60
CAFI	Camco Financial Corp.	OH	1,068,717	91,723	88,770	0.45	0.41	5.06	4.51	NA	NASDAQ	7,358,888	111.71
GCFC	Central Federal Corp.	OH	128,953	18,661	18,661	-1.66	-1.67	-9.25	-9.32	12/30/98	NASDAQ	2,038,872	27.30

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CIBI	Community Investors Bancorp	OH	121,552	13,398	13,398	0.72	0.72	6.74	6.74	02/07/95	NASDAQ	1,097,025	15.58
FFDF	FFD Financial Corp.	OH	136,603	17,119	17,119	0.62	0.62	4.96	4.96	04/03/96	NASDAQ	1,207,365	18.01
FDEF	First Defiance Financial	OH	1,073,166	124,452	105,142	1.16	1.10	9.78	9.23	10/02/95	NASDAQ	6,318,000	160.91
FFBZ	First Federal Bancorp Inc.	OH	258,197	22,913	22,913	0.75	0.75	8.22	8.22	07/13/92	NASDAQ	3,286,221	43.02
FFHS	First Franklin Corp.	OH	272,770	23,568	23,568	0.41	0.35	4.74	4.01	01/26/88	NASDAQ	1,645,526	33.73
FNFI	First Niles Financial Inc.	OH	97,271	15,403	15,403	1.04	0.88	6.30	5.32	10/27/98	NASDAQ	1,376,353	24.98
FPFC	First Place Financial Corp.	OH	2,247,080	223,110	148,849	0.83	0.89	7.46	8.04	01/04/99	NASDAQ	15,141,000	286.47
HCFC	Home City Financial Corp.	OH	153,259	12,385	12,090	0.43	0.43	5.43	5.40	12/30/96	NASDAQ	824,316	13.32
HLFC	Home Loan Financial Corp.	OH	157,521	22,767	22,767	1.26	1.26	8.59	8.59	03/26/98	NASDAQ	1,691,270	32.79
IDVB	Indian Village Bancorp Inc.	OH	98,216	8,403	8,403	0.42	NA	4.90	NA	07/02/99	Pink Sheet	392,270	6.77
LWFH	Lawrence Financial Holdings	OH	125,024	13,716	13,716	0.30	0.26	2.79	2.43	12/29/00	OTC BB	650,110	14.30
NLVS	Northern Savings & Loan Co.	OH	315,805	42,212	42,212	0.72	0.89	5.58	6.89	NA	OTC BB	2,339,490	44.35
OHSF	Ohio Savings Financial Corp.	OH	11,654,722	969,529	969,529	1.05	0.96	13.91	12.84	NA	Pink Sheet	NA	1223.32
PCBI	Peoples Community Bancorp Inc.	OH	852,166	74,705	69,399	0.41	0.38	6.36	5.91	03/30/00	NASDAQ	3,898,910	89.71
POHF	Peoples Ohio Financial	OH	191,479	24,122	24,122	0.92	0.92	7.67	7.69	12/18/89	OTC BB	7,296,225	30.79
PSFC	Peoples-Sidney Financial Corp.	OH	136,792	17,448	17,448	0.68	0.68	5.49	5.49	04/28/97	NASDAQ	1,432,648	23.55
PFOH	Perpetual Federal Savings Bank	OH	323,725	51,966	51,966	1.54	1.54	9.40	9.40	04/19/91	OTC BB	2,467,598	74.04
PVFC	PVF Capital Corp.	OH	741,588	62,281	62,281	1.06	1.06	12.49	12.49	12/30/92	NASDAQ	7,026,063	104.69
UCFC	United Community Finl Corp.	OH	2,183,577	244,279	207,385	1.05	0.99	7.93	7.49	07/09/98	NASDAQ	31,164,931	352.48
WAYN	Wayne Savings Bancshares	OH	386,444	42,036	40,566	0.66	0.65	5.59	5.57	01/09/03	NASDAQ	3,769,818	59.00
WOFC	Western Ohio Financial Corp.	OH	410,775	45,330	45,330	0.59	0.61	5.11	5.24	07/29/94	NASDAQ	1,810,552	60.90
WFI	Winton Financial Corp.	OH	553,744	45,948	45,897	0.84	0.78	10.22	9.57	08/04/88	AMEX	4,605,538	93.26
ESBF	ESB Financial Corp.	PA	1,361,784	89,020	81,507	0.68	0.61	9.75	8.74	06/13/90	NASDAQ	10,717,205	138.87
FSBI	Fidelity Bancorp Inc.	PA	635,747	39,857	36,987	0.72	0.64	11.01	9.88	06/24/88	NASDAQ	2,667,702	58.30
FKFS	First Keystone Financial	PA	564,953	28,180	28,180	0.47	0.25	8.19	4.47	01/26/95	NASDAQ	1,926,384	43.34
FSSB	First Star Bancorp Inc.	PA	553,766	31,079	31,079	0.61	NA	11.23	NA	05/15/87	Pink Sheet	583,018	15.88
HARL	Harleysville Savings Financial	PA	707,914	43,275	43,275	0.69	0.64	11.31	10.57	08/04/87	NASDAQ	2,292,066	62.96
KNBT	KNBT Bancorp Inc.	PA	2,184,688	376,222	NA	-0.17	0.64	-0.98	3.79	11/03/03	NASDAQ	28,853,720	513.43
LARL	Laurel Capital Group Inc.	PA	301,251	27,519	23,762	0.59	0.58	6.61	6.52	02/20/87	NASDAQ	1,925,228	40.63
NTNY	Nittany Financial Corp.	PA	278,098	15,957	14,194	0.85	0.84	14.23	14.13	10/23/98	OTC BB	1,924,621	46.96
NEPF	Northeast PA Financial Corp.	PA	880,538	57,433	46,807	-0.04	-0.21	-0.51	-2.98	04/01/98	NASDAQ	4,171,799	68.00
PVSA	Parkvale Financial Corp.	PA	1,612,453	104,686	93,552	0.61	0.57	9.75	9.09	07/16/87	NASDAQ	5,581,088	141.54
PHSB	PHSB Financial Corp.	PA	323,003	45,425	45,425	0.87	0.43	6.37	3.10	12/21/01	NASDAQ	2,903,353	77.08

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
RSVI	RSV Bancorp Inc.	PA	76,700	11,686	11,686	1.03	0.94	6.13	5.56	04/08/02	OTC BB	673,734	10.54
SEFL	SE Financial Corp.	PA	118,244	30,954	30,954	NA	NA	NA	NA	05/06/04	OTC BB	2,375,331	23.28
SOV	Sovereign Bancorp Inc.	PA	48,686,877	3,815,190	2,276,681	1.03	0.99	13.30	12.84	08/12/86	NYSE	310,365,027	6777.22
THRD	TF Financial Corp.	PA	624,668	57,267	52,655	-0.60	-0.56	-6.54	-6.12	07/13/94	NASDAQ	2,887,148	79.13
WYPT	Waypoint Financial Corp.	PA	5,442,856	396,130	374,997	0.63	0.54	8.44	7.30	10/12/00	NASDAQ	33,402,460	923.91
WGBC	Willow Grove Bncp Inc.	PA	921,592	103,776	102,838	0.73	0.67	5.56	5.09	04/04/02	NASDAQ	9,884,392	160.23
WVFC	WVS Financial Corp.	PA	400,180	29,538	29,538	0.62	0.62	7.99	7.99	11/29/93	NASDAQ	2,497,222	43.45
CFCP	Coastal Financial Corp.	SC	1,279,877	78,122	78,122	1.13	1.18	18.00	18.76	09/26/90	NASDAQ	15,855,985	230.55
DFBS	DutchFork Bancshares Inc.	SC	202,889	30,940	30,940	0.64	0.29	4.52	2.07	07/06/00	NASDAQ	1,125,981	45.85
FCPB	First Capital Bancshares Inc.	SC	39,569	3,861	3,861	0.78	NA	7.70	NA	10/29/99	OTC BB	NA	3.83
FFCH	First Financial Holdings Inc.	SC	2,451,872	163,225	140,604	1.05	1.00	15.27	14.46	11/10/83	NASDAQ	12,382,408	376.66
PEDE	Great Pee Dee Bancorp Inc.	SC	156,355	26,051	25,003	0.81	NA	4.75	NA	12/31/97	NASDAQ	1,812,000	28.09
SFDL	Security Federal Corp.	SC	552,710	32,061	32,061	0.81	0.61	13.03	9.91	10/30/87	OTC BB	2,519,562	55.73
HFFC	HF Financial Corp.	SD	847,070	51,649	46,629	0.66	0.65	10.31	10.25	04/08/92	NASDAQ	3,532,650	54.93
JFBI	Jefferson Bancshares Inc.	TN	305,474	93,383	93,383	0.44	1.26	1.46	4.18	07/02/03	NASDAQ	8,385,517	106.75
SFBK	SFB Bancorp Inc.	TN	57,853	12,654	12,654	NA	NA	NA	NA	05/30/97	Pink Sheet	NA	12.44
UTBI	United Tennessee Bankshares	TN	123,430	17,078	16,325	1.74	1.69	12.10	11.74	01/05/98	NASDAQ	1,202,379	20.80
BAFI	BancAffiliated Inc.	TX	98,369	6,182	6,182	0.90	0.90	12.98	12.98	06/01/01	OTC BB	278,454	6.70
ETFSE	East Texas Financial Services	TX	224,041	20,039	17,647	NA	NA	NA	NA	01/10/95	OTC BB	NA	19.33
FBTX	Franklin Bank Corp.	TX	3,070,222	254,258	194,275	0.56	0.55	5.84	5.72	12/18/03	NASDAQ	21,225,263	334.51
CFFC	Community Financial Corp.	VA	355,229	29,173	29,148	1.04	1.04	11.86	11.86	03/30/88	NASDAQ	2,078,906	40.81
GAFC	Greater Atlantic Financial	VA	504,438	19,223	17,939	0.09	0.07	2.31	1.82	06/28/99	NASDAQ	3,012,434	18.32
EVRT	EverTrust Financial Group Inc.	WA	769,020	91,175	91,175	0.95	0.95	7.74	7.70	10/04/99	NASDAQ	6,892,660	176.30
FMSB	First Mutual Bancshares Inc.	WA	963,704	54,771	54,771	1.00	0.99	17.11	16.78	12/17/85	NASDAQ	5,276,662	127.79
FBNW	FirstBank NW Corp.	WA	732,662	69,671	48,869	0.89	0.89	9.03	9.03	07/02/97	NASDAQ	2,965,268	78.98
HFWA	Heritage Financial Corp.	WA	665,491	56,926	50,286	1.45	1.45	14.49	14.49	01/09/98	NASDAQ	5,904,069	120.80
HRZB	Horizon Financial Corp.	WA	877,543	107,579	107,034	1.53	1.45	11.85	11.25	08/01/86	NASDAQ	10,303,013	198.85
RPFG	Rainier Pacific Finl Group Inc	WA	760,582	109,084	108,858	-0.28	-0.31	-2.12	-2.33	10/21/03	NASDAQ	8,441,926	152.29
RVSB	Riverview Bancorp Inc.	WA	515,371	66,243	56,351	1.42	1.31	11.25	10.42	10/01/97	NASDAQ	4,789,911	99.63
STSA	Sterling Financial Corp.	WA	6,259,111	408,222	259,153	0.84	0.86	12.83	13.12	06/30/83	NASDAQ	22,614,706	752.26
TSBK	Timberland Bancorp Inc.	WA	437,688	71,783	71,783	1.27	1.33	7.54	7.94	01/13/98	NASDAQ	3,892,070	79.09
WFSL	Washington Federal Inc.	WA	7,284,395	1,096,733	1,037,463	1.81	1.82	12.81	12.82	11/17/82	NASDAQ	78,443,825	2003.79
WM	Washington Mutual Inc.	WA	278,544,000	20,369,000	13,951,000	1.21	0.91	16.75	12.62	03/11/83	NYSE	866,246,088	33622.23

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ABCW	Anchor BanCorp Wisconsin	WI	3,839,653	307,715	286,793	1.18	1.11	14.63	13.79	07/16/92	NASDAQ	22,997,911	596.80
BKMU	Bank Mutual Corp.	WI	3,107,593	709,257	651,945	0.84	0.83	4.27	4.21	10/30/03	NASDAQ	78,232,214	902.08
FTFC	First Federal Capital Corp	WI	3,684,746	284,439	194,029	1.07	1.09	13.92	14.21	11/02/89	NASDAQ	22,517,493	665.26
AFBC	Advance Financial Bancorp	WV	319,285	21,404	15,128	0.81	0.72	12.80	11.39	01/02/97	NASDAQ	1,398,373	25.28
SVBC	Sistersville Bancorp Inc.	WV	47,859	7,500	7,500	NA	NA	NA	NA	06/26/97	OTC BB	NA	7.58
CRZY	Crazy Woman Creek Bancorp	WY	79,051	8,558	8,380	0.18	-0.01	1.18	-0.04	03/29/96	Pink Sheet	NA	10.66
ALL THRIFTS													
	AVERAGE		3,415,358	283,356	222,591	1.17	1.01	14.31	12.41			18,089,452	504.84
	MEDIAN		448,462	41,405	36,794	0.77	0.75	8.35	7.93			3,148,988.00	57.75
	HIGH		278,544,000	20,369,000	13,951,000	2.25	2.16	32.01	32.01			866,246,088	33,622.23
	LOW		30,190	2,134	2,134	-2.13	-2.06	-26.77	-25.87			190,961	0.00
AVERAGE FOR STATE													
	KY		220,459	20,797	19,334	0.60	0.58	5.86	5.66			1,575,052	31.51
AVERAGE BY REGION													
	MIDWEST		929,013	84,943	77,548	1.01	1.01	11.19	11.25			5,824,925	123.26
	NEW ENGLAND		1,207,449	194,103	155,209	0.53	0.67	3.63	4.58			15,156,819	264.29
	MID ATLANTIC		4,101,285	385,126	253,301	1.20	1.22	13.10	13.29			30,710,268	731.20
	SOUTHEAST		1,207,461	83,824	74,487	0.84	0.74	11.23	9.90			9,735,698	157.33
	SOUTHWEST		574,608	43,252	37,496	0.52	0.43	6.56	5.36			3,542,639	52.18
	WEST		15,783,359	1,185,854	941,779	1.24	0.97	16.70	13.05			55,485,445	2,176.63
AVERAGE BY EXCHANGE													
	NYSE		38,673,304	2,930,406	2,202,823	1.25	1.05	16.68	14.03			146,500,709	5,511.97
	AMEX		743,561	58,467	56,133	0.74	0.70	8.99	8.48			4,102,393	99.54
	NASDAQ		1,308,475	135,238	108,946	0.94	0.91	9.26	9.00			10,909,221	219.73
	OTC		171,629	16,694	16,539	0.72	0.56	7.68	5.99			1,437,079	20.32
	Pink Sheets		751,097	63,875	63,798	0.98	0.87	12.61	11.11			742,455	76.90

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 34

RECENTLY CONVERTED THRIFT INSTITUTIONS
PRICES AND PRICE CHANGES

					PRICES AND CHANGE FROM IPO DATE					
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change
SFFS	Sound Federal Bancorp Inc.	NY	01/07/03	10.00	11.00	10.00	11.13	11.30	11.51	15.10
CCFC	CCSB Financial Corp.	MO	01/09/03	10.00	12.00	20.00	12.31	23.10	12.50	25.00
WAYN	Wayne Savings Bancshares	OH	01/09/03	10.00	11.20	12.00	11.21	12.10	11.12	11.15
PFS	Provident Financial Services	NJ	01/16/03	10.00	15.50	55.00	15.52	55.20	15.15	51.50
FNFG	First Niagara Finl Group	NY	01/21/03	10.00	11.27	12.70	11.34	13.40	11.26	12.60
RFBK	Rantoul First Bank SB	IL	04/02/03	10.00	11.51	15.10	12.00	20.00	12.35	23.50
CFBC	Community First Bancorp Inc.	KY	06/27/03	10.00	12.00	20.00	12.03	20.30	12.05	20.50
FCFL	First Community Bank Corp.	FL	06/27/03	14.00	NA	NA	NA	NA	NA	NA
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	10.00	12.39	23.90	12.50	25.00	14.00	40.00
ASBH	ASB Holding Co (MHC)	NJ	10/03/03	10.00	16.20	62.00	17.10	71.00	16.85	68.50
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	10/21/03	8.00	13.10	63.75	12.35	54.38	12.85	60.63
RPFG	Rainier Pacific Finl Group Inc	WA	10/21/03	10.00	16.99	69.90	16.52	65.20	16.10	61.00
BKMU	Bank Mutual Corp.	WI	10/30/03	10.00	11.78	17.80	11.94	19.40	11.54	15.40
KNBT	KNBT Bancorp Inc.	PA	11/03/03	10.00	16.88	68.80	16.82	68.20	16.97	69.70
FBTX	Franklin Bank Corp.	TX	12/18/03	14.50	17.80	22.75	18.56	28.00	18.59	28.20
	2003		**AVERAGE**			**33.84**		**34.76**		**35.91**
			MEDIAN			**21.38**		**24.05**		**26.60**
			HIGH			**69.90**		**71.00**		**69.70**
			LOW			**10.00**		**11.30**		**11.15**
CHEV	Cheviot Financial (MHC)	OH	01/06/04	10.00	13.32	33.20	13.47	34.70	13.30	33.00
PBCP	Provident Bancorp Inc.	NY	01/15/04	10.00	11.50	15.00	11.38	13.80	11.51	15.10
SYNF	Synergy Finl Group Inc.	NJ	01/21/04	10.00	10.90	9.00	10.88	8.80	10.79	7.90
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	03/04/04	10.00	12.25	22.50	13.75	37.50	13.29	32.90
CZWI	Citizens Community Bncp (MHC)	WI	03/30/04	10.00	12.37	23.70	13.25	32.50	11.75	17.50
KFED	K-Fed Bancorp (MHC)	CA	03/31/04	10.00	13.49	34.90	13.00	30.00	11.51	15.10
OFFOE	Osage Federal Financial (MHC)	OK	04/01/04	10.00	12.00	20.00	12.25	22.50	10.95	9.50
WAWL	Wawel Savings Bank (MHC)	NJ	04/01/04	10.00	12.95	29.50	12.50	25.00	11.25	12.50
NABC	NewAlliance Bancshares Inc.	CT	04/02/04	10.00	15.17	51.70	14.53	45.30	13.65	36.50
SEFL	SE Financial Corp.	PA	05/06/04	10.00	9.95	(0.50)	9.90	(1.00)	9.40	(6.00)
FFFS	First Fed Finl Srvcs (MHC)	IL	06/29/04	10.00	11.50	15.00	12.05	20.50	13.50	35.00
MNCK	Monadnock Community Bncp (MHC)	NH	06/29/04	8.00	8.30	3.75	8.20	2.50	7.75	(3.13)
TDCB	Third Century Bancorp	IN	06/30/04	10.00	11.32	13.20	11.15	11.50	11.25	12.50
PRTR	Partners Trust Financial	NY	07/15/04	10.00	9.99	(0.10)	9.95	(0.50)	9.81	(1.90)
DSFNE	DSA Financial Corp.	IN	07/30/04	10.00	9.80	(2.00)	9.50	(5.00)	9.30	(7.00)
	2004		**AVERAGE**			**17.92**		**18.54**		**13.96**
			MEDIAN			**15.00**		**20.50**		**12.50**
			HIGH			**51.70**		**45.30**		**36.50**
			LOW			**(2.00)**		**(5.00)**		**(7.00)**

EXHIBIT 35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS

COUNTY, CITY OR MARKET AREA OF FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF HAZARD OR FRANKFORT FIRST BANCORP, INC.

NONE

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp (MHC)	CA	NASDAQ	13.340	14.000	10.470	2.46	7.58	6.07	46.12	0.00	NA	219.82	28.92	NA
NEBS	New England Bancshares (MHC)	CT	OTC BB	18.300	23.950	15.700	-2.14	4.57	11.99	92.85	0.00	41.59	152.63	19.71	44.18
PBCT	People's Bank (MHC)	CT	NASDAQ	32.160	33.733	19.600	2.42	1.45	12.34	113.76	1.10	17.02	260.62	28.28	43.98
CHFN	Charter Financial Corp. (MHC)	GA	NASDAQ	33.000	41.000	29.560	0.03	-5.58	13.44	54.56	1.05	NM	245.54	60.02	99.38
WCFB	Webster City Fed Bncp (MHC)	IA	NASDAQ	13.500	17.250	11.500	-3.57	-2.17	5.99	27.78	0.68	45.00	225.55	48.60	45.00
AJSB	AJS Bancorp Inc. (MHC)	IL	OTC BB	24.600	27.500	20.900	2.93	3.14	13.17	114.18	0.00	43.93	186.79	21.28	NA
FFFS	First Fed Finl Srvcs (MHC)	IL	NASDAQ	13.000	13.500	11.000	3.59	NA	9.08	34.46	0.00	NA	143.10	37.72	NA
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	15.250	20.000	13.200	2.69	11.72	9.86	136.18	0.30	44.85	154.65	11.20	47.75
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTC BB	18.250	29.750	18.000	1.39	-19.78	9.92	104.06	0.50	40.56	184.05	17.54	33.32
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	33.920	39.577	28.330	6.50	6.90	13.37	114.20	2.81	NM	253.70	28.95	94.22
MDNB	Minden Bancorp Inc (MHC)	LA	OTC BB	19.300	23.250	16.000	0.26	-2.28	12.69	75.81	0.24	24.12	152.10	25.46	24.12
SERC	Service Bancorp Inc. (MHC)	MA	OTC BB	26.500	32.400	22.000	2.91	6.00	15.55	187.23	0.00	23.66	170.42	13.89	22.71
WFSM	Westborough Finl Services(MHC)	MA	OTC BB	29.000	38.000	28.350	-1.02	-4.92	17.55	165.60	0.20	40.85	165.20	17.51	42.87
WFD	Westfield Financial Inc. (MHC)	MA	AMEX	21.800	25.500	16.810	8.03	5.06	12.20	78.50	0.25	38.93	178.69	26.39	44.86
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	15.590	22.680	13.150	11.36	-2.62	6.84	127.13	0.50	NM	228.05	12.26	134.35
ALPN	Alpena Bancshares Inc. (MHC)	MI	OTC BB	15.900	25.000	15.600	-0.62	-11.67	12.92	154.56	0.43	30.00	123.07	10.29	45.72
LBTM	Liberty Savings Bank (MHC)	MO	OTC BB	23.400	30.500	19.050	-1.47	-2.50	14.83	159.26	0.80	41.79	157.74	14.69	44.34
EBMT	Eagle Bancorp (MHC)	MT	OTC BB	31.500	45.000	27.100	-3.82	-4.55	19.82	167.45	0.66	18.10	158.96	18.81	18.52
ASFE	AF Financial Group (MHC)	NC	OTC BB	19.150	23.000	16.300	9.43	-8.81	11.81	192.77	0.20	NM	162.17	9.93	NM
WAKEE	Wake Forest Bancshares (MHC)	NC	OTC BB	19.000	26.500	17.550	-0.78	-7.32	14.10	75.07	0.56	21.35	134.77	25.31	21.35
MNCK	Monadnock Community Bncp (MHC)	NH	OTC BB	7.750	8.550	7.400	0.65	NA	5.42	57.97	0.00	NA	142.92	13.37	NA
ASBH	ASB Holding Co (MHC)	NJ	OTC BB	14.700	20.000	12.500	-2.97	0.00	6.82	73.59	0.00	NA	215.69	19.98	NA
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	NASDAQ	11.820	14.250	10.500	-0.08	-4.60	6.56	24.91	0.06	NA	180.15	47.46	NA
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	NASDAQ	34.500	40.380	28.310	0.44	-3.93	7.19	99.76	0.66	29.49	479.83	33.08	31.03
ROEB	Roebling Financial Corp. (MHC)	NJ	OTC BB	35.750	40.500	22.000	4.38	-3.38	17.39	211.27	0.00	29.30	205.58	16.92	29.30
WAWL	Wawel Savings Bank (MHC)	NJ	OTC BB	12.200	13.750	10.000	-1.93	-0.41	6.22	35.03	0.00	NA	196.14	34.80	NA
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTC BB	40.000	45.000	28.000	0.00	-6.98	21.80	120.53	0.72	NM	183.51	33.19	75.47
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	OTC BB	10.100	16.000	9.250	0.50	-1.94	6.79	60.86	0.00	NA	148.70	16.60	NA
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	12.880	14.000	10.650	5.14	5.66	7.84	42.94	0.26	34.81	164.29	29.92	36.75
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	32.810	36.000	26.800	2.53	8.28	14.76	138.53	0.82	23.27	222.29	23.30	23.29
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	11.860	17.650	8.735	18.01	-2.71	6.52	57.53	0.38	30.41	181.90	20.62	34.20
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	16.080	20.999	14.770	1.39	1.39	8.61	122.51	0.40	26.36	186.79	13.12	33.66

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 27, 2004

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ROME	Rome Bancorp Inc. (MHC)	NY	NASDAQ	29.001	36.000	24.050	-3.33	-9.40	8.40	62.68	0.45	NM	345.25	46.26	68.15
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	10.900	13.750	10.170	-0.91	3.81	7.72	28.11	0.10	NA	141.15	38.78	NA
OFFOE	Osage Federal Financial (MHC)	OK	OTC BB	11.200	12.350	10.400	6.67	-2.18	5.96	39.01	0.05	NA	187.92	28.73	NA
EKFC	Eureka Financial Corp (MHC)	PA	OTC BB	30.000	34.500	22.000	5.26	-6.25	15.74	70.73	1.25	46.88	190.65	42.41	46.88
ALLB	Greater Delaware Valley (MHC)	PA	NASDAQ	29.000	40.500	22.350	7.45	-6.15	10.18	111.22	0.36	40.85	284.89	26.07	40.85
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	21.680	26.670	16.450	3.34	1.69	10.42	120.49	0.42	20.85	208.06	18.00	22.40
FSGB	First Federal of SC FSB (MHC)	SC	Pink Sheet	14.000	14.000	11.500	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
CZWI	Citizens Community Bncp (MHC)	WI	OTC BB	11.800	13.500	11.250	-0.92	0.25	6.37	50.08	0.05	NA	185.23	23.56	NA
GFCJ	Guaranty Financial MHC	WI	Pink Sheet	134.000	170.000	97.520	-7.59	-13.55	NA	NA	0.48	NA	NA	NA	NA
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			23.622	29.279	19.141	1.92	-1.70	10.88	96.14	0.41	32.78	197.66	25.72	46.25
	MEDIAN			19.000	25.000	16.300	0.65	-2.18	10.18	92.85	0.30	30.41	184.05	23.56	42.87
	HIGH			134.000	170.000	97.520	18.01	11.72	21.80	211.27	2.81	46.88	479.83	60.02	134.35
	LOW			7.750	8.550	7.400	-7.59	-19.78	5.42	24.91	0.00	17.02	123.07	9.93	18.52

EXHIBIT 37

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KFED	K-Fed Bancorp (MHC)	CA	670,969	88,288	88,288	NA	NA	NA	NA	03/31/04	NASDAQ	14,548,500	194.08
NEBS	New England Bancshares (MHC)	CT	209,614	27,076	25,144	0.45	0.42	3.47	3.26	06/04/02	OTC BB	2,257,651	41.32
PBCT	People's Bank (MHC)	CT	10,659,500	1,156,600	1,045,000	1.56	0.60	16.92	6.51	07/06/88	NASDAQ	93,700,000	3,014.39
CHFN	Charter Financial Corp. (MHC)	GA	1,067,732	261,012	255,007	0.75	0.62	3.16	2.62	10/17/01	NASDAQ	19,571,176	654.19
WCFB	Webster City Fed Bncp (MHC)	IA	104,796	22,579	22,471	1.08	1.08	5.05	5.05	08/15/94	NASDAQ	3,772,372	50.93
AJSB	AJS Bancorp Inc. (MHC)	IL	259,273	29,532	29,532	0.54	NA	4.03	NA	12/27/01	OTC BB	2,270,771	55.86
FFFS	First Fed Finl Srvcs (MHC)	IL	135,104	35,613	35,613	NA	NA	NA	NA	06/29/04	NASDAQ	3,920,060	50.96
JXSB	Jacksonville Bancorp (MHC)	IL	265,795	19,246	16,200	0.26	0.25	3.48	3.26	04/21/95	NASDAQ	1,951,743	29.76
MSVB	Mid-Southern Savings Bank(MHC)	IN	152,145	14,497	14,497	0.45	0.56	4.63	5.76	04/09/98	OTC BB	1,462,022	26.68
CFFN	Capitol Federal Finl (MHC)	KS	8,447,353	963,987	963,987	0.31	0.31	2.75	2.75	04/01/99	NASDAQ	73,969,701	2,509.13
MDNB	Minden Bancorp Inc (MHC)	LA	108,365	18,138	18,138	1.19	1.19	6.52	6.52	07/02/02	OTC BB	1,429,411	27.41
SERC	Service Bancorp Inc. (MHC)	MA	310,500	25,307	25,307	0.66	0.65	8.21	8.05	10/08/98	OTC BB	1,658,379	44.06
WFSM	Westborough Finl Services(MHC)	MA	263,230	27,904	27,904	0.45	0.42	3.94	3.75	02/16/00	OTC BB	1,589,574	46.10
WFD	Westfield Financial Inc. (MHC)	MA	789,509	116,593	116,593	0.71	0.62	4.64	4.03	12/28/01	AMEX	10,057,322	219.25
BCSB	BCSB Bankcorp Inc. (MHC)	MD	749,957	40,327	37,654	0.10	0.09	1.51	1.47	07/08/98	NASDAQ	5,899,093	91.97
ALPN	Alpena Bancshares Inc. (MHC)	MI	256,177	21,413	17,670	0.38	0.25	4.04	2.64	11/07/94	OTC BB	1,657,480	26.38
LBTM	Liberty Savings Bank (MHC)	MO	215,173	20,042	20,042	0.37	0.35	3.71	3.49	08/23/93	OTC BB	1,351,076	31.62
EBMT	Eagle Bancorp (MHC)	MT	203,013	24,025	24,025	1.01	0.99	8.66	8.46	04/05/00	OTC BB	1,212,372	38.19
ASFE	AF Financial Group (MHC)	NC	202,378	12,397	10,721	-0.16	-0.17	-2.50	-2.52	10/07/96	OTC BB	1,049,838	20.10
WAKEE	Wake Forest Bancshares (MHC)	NC	86,292	16,205	16,205	1.19	1.19	6.57	6.57	04/03/96	OTC BB	1,149,450	21.84
MNCK	Monadnock Community Bncp (MHC)	NH	54,409	5,090	5,090	NA	NA	NA	NA	06/29/04	OTC BB	938,631	7.27
ASBH	ASB Holding Co (MHC)	NJ	408,744	37,856	37,856	NA	NA	NA	NA	10/03/03	OTC BB	5,554,500	81.65
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	760,415	200,316	200,316	NA	NA	NA	NA	03/04/04	NASDAQ	30,530,470	360.87
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	18,671,335	1,287,302	1,287,302	1.28	1.22	15.99	15.20	07/13/99	NASDAQ	187,156,831	6,455.28
ROEB	Roebling Financial Corp. (MHC)	NJ	89,896	7,400	7,400	0.58	0.58	7.04	7.04	NA	OTC BB	425,500	15.21
WAWL	Wawel Savings Bank (MHC)	NJ	73,691	13,076	13,076	NA	NA	NA	NA	04/01/04	OTC BB	2,103,473	25.66
ALMG	Alamogordo Finl Corp. (MHC)	NM	156,678	28,334	28,334	0.43	0.43	2.44	2.44	05/16/00	OTC BB	1,299,881	52.30
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	140,849	15,720	15,720	0.08	0.08	0.91	0.91	10/21/03	OTC BB	2,314,375	23.38
GOV	Gouverneur Bancorp (MHC)	NY	98,026	17,853	17,853	0.89	0.84	4.68	4.44	03/23/99	AMEX	2,283,109	29.41
GCBC	Greene County Bncp Inc. (MHC)	NY	284,579	29,826	29,826	1.08	1.08	9.98	9.97	12/30/98	NASDAQ	2,054,203	67.40
ONFC	Oneida Financial Corp. (MHC)	NY	430,766	48,822	35,495	0.70	0.62	5.95	5.28	12/30/98	NASDAQ	7,488,007	88.82
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	299,932	21,075	16,497	0.52	0.40	6.95	5.41	11/16/95	NASDAQ	2,448,132	39.37
ROME	Rome Bancorp Inc. (MHC)	NY	265,315	35,551	35,551	0.57	0.72	4.09	5.14	10/06/99	NASDAQ	4,232,986	122.76

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CHEV	Cheviot Financial (MHC)	OH	278,769	76,593	76,593	0.42	0.78	2.21	4.08	01/06/04	NASDAQ	9,918,751	108.11
OFFOE	Osage Federal Financial (MHC)	OK	88,983	13,602	13,602	0.45	0.45	4.07	4.07	04/01/04	OTC BB	2,281,313	25.55
EKFC	Eureka Financial Corp (MHC)	PA	86,754	19,300	19,300	0.97	0.97	4.21	4.21	01/07/99	OTC BB	1,226,538	36.80
ALLB	Greater Delaware Valley (MHC)	PA	382,759	35,031	35,031	0.64	0.64	6.82	6.82	03/03/95	NASDAQ	3,441,383	99.80
NWSB	Northwest Bancorp Inc. (MHC)	PA	5,778,623	499,979	357,981	0.88	0.82	10.66	9.93	11/07/94	NASDAQ	47,960,287	1,039.78
FSGB	First Federal of SC FSB (MHC)	SC	97,569	9,283	9,283	0.65	NA	6.91	NA	11/14/94	Pink Sheet	NA	14.04
CZWI	Citizens Community Bncp (MHC)	WI	152,331	19,377	NA	NA	NA	NA	NA	03/30/04	OTC BB	3,041,750	35.89
GFCJ	Guaranty Financial MHC	WI	1,873,492	155,138	153,961	1.71	NA	22.48	NA	06/21/93	Pink Sheet	NA	0.00
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		1,356,849	134,568	130,152	1.05	0.74	10.93	7.74			14,389,182	388.38
	MEDIAN		259,273	27,076	26,606	0.61	0.62	4.64	4.44			2,283,109.00	44.06
	HIGH		18,671,335	1,287,302	1,287,302	1.71	1.22	22.48	15.20			187,156,831	6,455.28
	LOW		54,409	5,090	5,090	-0.16	-0.17	-2.50	-2.52			425,500	0.00

EXHIBIT 38

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: AR IA IN IL KS KY MO NC OH TN VA WV
IPO Date: <= 06/30/03
Asset size: <=450,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	FIRST FEDERAL S&LA OF HAZARD		**-**	**139,823**	**58.96**	**14.76**	**21.28**	**24.01**	**38.77**	**6.44**	**22.20**
	FRANKFORT FIRST BANCORP, INC		**07/10/95**	**138,118**	**2.33**	**2.00**	**81.43**	**90.69**	**92.69**	**31.65**	**12.68**
	COMBINED - PRE CONV/MERGER		**-**	**277,941**	**29.84**	**8.43**	**51.24**	**57.15**	**65.58**	**19.05**	**17.47**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/03	< 450,000	< 45.00	< 20.00	30.00 - 70.00	40.00 - 90.00	50.00 - 92.00	< 35.00	8.00 - 20.00
RFBK	Rantoul First Bank SB	IL	04/02/03	31,723	9.56	37.83	33.12	46.34	84.17	5.48	6.73
SVBC	Sistersville Bancorp Inc.	WV	06/26/97	47,859	30.50	8.11	53.67	57.08	65.18	0.00	15.67
CFBC	Community First Bancorp Inc.	KY	06/27/03	49,596	8.30	0.23	63.71	85.51	85.73	15.12	7.66
WFBS	Washington Fed Bank for Svgs	IL	03/01/95	53,822	4.96	0.23	66.82	91.10	91.33	13.98	8.79
HBBI	Home Building Bancorp	IN	02/08/95	54,034	29.52	1.09	43.50	67.17	68.26	13.46	12.50
SFBK	SFB Bancorp Inc.	TN	05/30/97	57,853	19.26	4.66	49.16	72.91	77.57	4.55	21.87
HWEN	Home Financial Bancorp	IN	07/02/96	59,716	8.77	3.00	51.59	80.07	83.07	23.44	11.83
CCFC	CCSB Financial Corp.	MO	01/09/03	86,028	10.11	15.29	43.54	67.95	83.24	8.11	16.49
MTUC	Mutual Community Savings Bank	NC	06/29/93	94,737	18.88	8.15	39.36	69.78	77.93	15.83	7.75
HZFS	Horizon Financial Svcs Corp.	IA	06/30/94	96,290	10.17	9.11	36.79	76.51	85.62	7.17	11.69
FNFI	First Niles Financial Inc.	OH	10/27/98	97,271	36.03	19.30	32.09	42.99	62.29	21.08	15.84
IDVB	Indian Village Bancorp Inc.	OH	07/02/99	98,216	19.68	23.93	40.33	51.72	75.65	29.33	8.56
ESDF	East Side Financial Inc.	IL	11/01/91	110,040	35.35	0.03	15.95	61.92	61.95	4.54	11.90
PEKS	Progressive Bancorp Inc.	IL	10/06/92	110,802	18.20	18.57	22.85	58.25	76.82	11.73	8.74
CIBI	Community Investors Bancorp	OH	02/07/95	121,552	16.60	1.08	65.94	79.38	80.47	17.33	11.02
UTBI	United Tennessee Bankshares	TN	01/05/98	123,430	26.60	7.40	52.18	62.30	69.71	0.00	13.84
PBNC	PFS Bancorp Inc.	IN	10/12/01	124,784	11.74	0.00	61.79	86.90	86.90	8.01	21.76
LWFH	Lawrence Financial Holdings	OH	12/29/00	125,024	15.57	11.97	29.48	66.68	78.64	0.00	10.97

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: AR IA IN IL KS KY MO NC
OH TN VA WV
IPO Date: <= 06/30/03
Asset size: <=450,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	FIRST FEDERAL S&LA OF HAZARD		**-**	**139,823**	**58.96**	**14.76**	**21.28**	**24.01**	**38.77**	**6.44**	**22.20**
	FRANKFORT FIRST BANCORP, INC		**07/10/95**	**138,118**	**2.33**	**2.00**	**81.43**	**90.69**	**92.69**	**31.65**	**12.68**
	COMBINED - PRE CONV/MERGER		**-**	**277,941**	**29.84**	**8.43**	**51.24**	**57.15**	**65.58**	**19.05**	**17.47**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/03	< 450,000	< 45.00	< 20.00	30.00 - 70.00	40.00 - 90.00	50.00 - 92.00	< 35.00	8.00 - 20.00
AFBA	Allied First Bancorp Inc.	IL	12/31/01	127,891	5.67	6.39	59.35	84.76	91.15	26.98	8.03
GCFC	Central Federal Corp.	OH	12/30/98	128,953	22.88	8.88	30.42	61.04	69.92	23.85	14.47
LXMO	Lexington B&L Financial Corp.	MO	06/06/96	134,885	17.04	13.39	31.55	63.51	76.90	11.97	10.38
CDLX	Coddle Creek Financial Corp.	NC	12/31/97	135,698	15.58	0.93	71.48	79.20	80.13	0.00	15.82
FFDF	FFD Financial Corp.	OH	04/03/96	136,603	13.53	0.77	41.09	83.54	84.31	11.18	12.53
PSFC	Peoples-Sidney Financial Corp.	OH	04/28/97	136,792	12.14	0.00	66.51	85.49	85.49	23.02	12.76
FKKY	Frankfort First Bancorp Inc.	KY	07/10/95	138,118	NA	2.33	85.85	90.69	93.02	31.65	12.68
CSFC	City Savings Financial Corp.	IN	12/28/01	149,385	12.14	0.55	35.67	82.14	82.69	22.18	7.91
CKFB	CKF Bancorp Inc.	KY	01/04/95	151,862	6.44	3.39	58.27	87.52	90.91	9.02	10.39
HCFC	Home City Financial Corp.	OH	12/30/96	153,259	11.00	1.79	43.82	81.98	83.77	22.55	8.08
MCPH	Midland Capital Holdings Corp.	IL	06/30/93	153,560	NA	2.49	58.56	61.57	64.05	0.00	7.65
LOGN	Logansport Financial Corp.	IN	06/14/95	153,868	20.13	9.41	33.89	66.99	76.41	24.67	10.81
AMFC	AMB Financial Corp.	IN	04/01/96	154,364	9.97	1.92	55.29	80.29	82.21	15.97	8.31
GTPS	Great American Bancorp	IL	06/30/95	157,261	19.58	2.87	34.66	71.97	74.84	8.27	10.79
HLFC	Home Loan Financial Corp.	OH	03/26/98	157,521	8.28	7.38	57.43	82.79	90.17	31.36	14.45
ASBP	ASB Financial Corp.	OH	05/11/95	162,674	13.11	6.59	49.28	78.04	84.63	6.73	10.65
FFSL	First Independence Corp.	KS	10/08/93	164,923	23.80	6.84	45.76	67.17	74.02	26.35	9.37
FIFG	1st Independence Finl Group	KY	10/04/95	180,442	12.27	13.50	41.77	67.99	81.49	8.03	11.37
POHF	Peoples Ohio Financial	OH	12/18/89	191,479	11.97	4.18	52.30	78.50	82.68	26.45	12.60

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: AR IA IN IL KS KY MO NC OH TN VA WV
IPO Date: <= 06/30/03
Asset size: <=450,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	FIRST FEDERAL S&LA OF HAZARD		**-**	**139,823**	**58.96**	**14.76**	**21.28**	**24.01**	**38.77**	**6.44**	**22.20**
	FRANKFORT FIRST BANCORP, INC		**07/10/95**	**138,118**	**2.33**	**2.00**	**81.43**	**90.69**	**92.69**	**31.65**	**12.68**
	COMBINED - PRE CONV/MERGER		**-**	**277,941**	**29.84**	**8.43**	**51.24**	**57.15**	**65.58**	**19.05**	**17.47**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/03	< 450,000	< 45.00	< 20.00	30.00 - 70.00	40.00 - 90.00	50.00 - 92.00	< 35.00	8.00 - 20.00
FFED	Fidelity Federal Bancorp	IN	08/31/87	192,757	5.17	30.49	28.58	55.56	86.06	28.67	8.08
BRBI	Blue River Bancshares Inc.	IN	06/24/98	204,480	NA	NA	NA	73.17	NA	13.90	7.84
SSFC	South Street Financial Corp.	NC	10/03/96	211,671	22.66	4.45	51.41	66.93	71.38	0.00	12.01
KSAV	KS Bancorp Inc.	NC	12/30/93	217,678	12.50	6.99	40.78	75.75	82.75	17.04	8.29
FBTC	First BancTrust Corp.	IL	04/19/01	221,229	12.51	31.77	16.28	50.54	82.30	16.05	11.64
NEIB	Northeast Indiana Bancorp	IN	06/28/95	225,099	14.56	6.78	44.95	73.02	79.80	29.68	11.78
HFSK	HFS Bank FSB	IN	10/02/85	234,711	19.34	0.47	54.68	76.67	77.14	30.55	8.37
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	236,746	5.75	27.99	32.75	60.68	88.67	18.30	12.91
FFWC	FFW Corp.	IN	04/05/93	239,910	31.93	10.96	34.40	56.76	67.72	23.23	9.43
RIVR	River Valley Bancorp	IN	12/20/96	258,460	13.50	0.06	35.19	81.07	81.14	24.46	8.55
UCBC	Union Community Bancorp	IN	12/29/97	261,540	8.49	0.12	58.27	84.91	85.03	12.86	12.96
FBSI	First Bancshares Inc.	MO	12/22/93	268,195	27.73	3.32	35.46	62.60	65.92	10.86	10.33
PFED	Park Bancorp Inc.	IL	08/12/96	270,785	17.53	15.61	37.05	61.97	77.57	24.81	11.03
FFHS	First Franklin Corp.	OH	01/26/88	272,770	17.68	5.09	49.64	73.92	79.02	9.37	8.64
FFBI	First Federal Bancshares Inc.	IL	09/28/00	307,723	29.08	24.70	26.26	43.29	67.99	4.30	7.00
BPLS	BankPlus FSB	IL	07/10/91	308,204	2.42	30.45	51.65	63.77	94.22	18.33	6.68
SMBC	Southern Missouri Bancorp Inc.	MO	04/13/94	311,893	8.80	6.58	40.29	79.63	86.21	23.38	8.32
HMKF	Hemlock Federal Financial Corp	IL	04/02/97	318,365	24.03	29.41	36.69	42.46	71.87	26.82	7.09
AFBC	Advance Financial Bancorp	WV	01/02/97	319,285	5.86	6.22	43.11	83.28	89.50	9.24	6.70

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: AR IA IN IL KS KY MO NC OH TN VA WV
IPO Date: <= 06/30/03
Asset size: <=450,000,000

Ticker	Name	State	IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	FIRST FEDERAL S&LA OF HAZARD		**-**	**139,823**	**58.96**	**14.76**	**21.28**	**24.01**	**38.77**	**6.44**	**22.20**
	FRANKFORT FIRST BANCORP, INC		**07/10/95**	**138,118**	**2.33**	**2.00**	**81.43**	**90.69**	**92.69**	**31.65**	**12.68**
	COMBINED - PRE CONV/MERGER		**-**	**277,941**	**29.84**	**8.43**	**51.24**	**57.15**	**65.58**	**19.05**	**17.47**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/03	< 450,000	< 45.00	< 20.00	30.00 - 70.00	40.00 - 90.00	50.00 - 92.00	< 35.00	8.00 - 20.00
PFOH	Perpetual Federal Savings Bank	OH	04/19/91	323,725	5.40	0.00	28.43	93.10	93.10	11.22	16.05
CFSB	Citizens First Financial Corp.	IL	05/01/96	334,225	19.57	3.58	33.79	72.71	76.29	17.60	10.07
LSBI	LSB Financial Corp.	IN	02/03/95	342,713	6.55	0.45	43.27	88.87	89.32	20.53	8.43
CFFC	Community Financial Corp.	VA	03/30/88	355,229	13.06	0.00	35.89	82.70	82.70	17.05	8.21
WAYN	Wayne Savings Bancshares	OH	01/09/03	386,444	15.30	22.70	44.19	55.93	78.63	6.47	10.88
FCAP	First Capital Inc.	IN	01/04/99	417,840	15.53	3.71	48.77	75.77	79.48	15.24	10.49
MFBC	MFB Corp.	IN	03/25/94	427,933	9.09	3.65	37.74	79.82	83.46	22.87	8.35
ASBI	Ameriana Bancorp	IN	03/02/87	428,538	37.30	9.26	22.69	44.77	54.03	8.21	9.13

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 39

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: AR IA IN IL KS KY MO NC
OH TN VA WV
IPO Date: <= 06/30/03
Asset size: <=450,000,000

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE: Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1]: NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	FIRST FEDERAL S&LA OF HAZARD		**-**	**139,823**	**0.83**	**3.70**	**2.54**	**1.58**	**(0.03)**	**0.86**	**0.00**	**0.48**
	FRANKFORT FIRST BANCORP, INC		**07/10/95**	**138,118**	**0.69**	**5.37**	**2.39**	**1.37**	**0.05**	**0.27**	**0.00**	**0.06**
	COMBINED - PRE CONV/MERGER		**-**	**277,941**	**0.76**	**4.31**	**2.43**	**1.48**	**0.01**	**0.57**	**0.00**	**0.27**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/03	< 450,000	0.60 - 1.15	5.00 - 12.00	2.25 - 3.50	1.40 - 2.50	< 1.00	< 1.50	< 0.60	> 0.20
RFBK	Rantoul First Bank SB	IL	04/02/03	31,723	-2.06	-25.87	2.77	3.92	0.20	1.94	1.78	0.90
SVBC	Sistersville Bancorp Inc.	WV	06/26/97	47,859	NA	NA	NA	NA	NA	0.00	0.00	0.36
CFBC	Community First Bancorp Inc.	KY	06/27/03	49,596	-1.16	-12.00	3.58	5.41	0.46	0.23	0.00	0.50
WFBS	Washington Fed Bank for Svgs	IL	03/01/95	53,822	1.47	17.71	4.40	2.27	0.54	0.00	0.00	0.22
HBBI	Home Building Bancorp	IN	02/08/95	54,034	0.71	5.42	3.37	2.40	0.30	0.83	0.05	0.48
SFBK	SFB Bancorp Inc.	TN	05/30/97	57,853	NA	NA	NA	NA	NA	0.85	0.00	0.69
HWEN	Home Financial Bancorp	IN	07/02/96	59,716	0.73	6.46	5.31	4.23	0.13	2.57	0.92	0.65
CCFC	CCSB Financial Corp.	MO	01/09/03	86,028	-0.02	-0.09	3.47	3.43	0.33	0.04	0.00	0.34
MTUC	Mutual Community Savings Bank	NC	06/29/93	94,737	-0.09	-1.16	3.32	3.74	0.78	NA	0.03	0.70
HZFS	Horizon Financial Svcs Corp.	IA	06/30/94	96,290	1.24	10.70	4.53	3.03	0.98	2.89	0.11	0.60
FNFI	First Niles Financial Inc.	OH	10/27/98	97,271	0.88	5.32	3.05	1.77	0.31	1.09	0.00	0.78
IDVB	Indian Village Bancorp Inc.	OH	07/02/99	98,216	NA	NA	2.14	1.87	NA	NA	0.00	0.30
ESDF	East Side Financial Inc.	IL	11/01/91	110,040	0.33	2.37	3.46	3.00	0.50	0.63	0.00	0.31
PEKS	Progressive Bancorp Inc.	IL	10/06/92	110,802	0.57	7.14	2.93	2.52	0.95	0.96	0.02	0.56
CIBI	Community Investors Bancorp	OH	02/07/95	121,552	0.72	6.74	3.19	2.35	0.45	0.75	0.03	0.50
UTBI	United Tennessee Bankshares	TN	01/05/98	123,430	1.69	11.74	4.72	2.57	0.48	0.50	0.22	0.77
PBNC	PFS Bancorp Inc.	IN	10/12/01	124,784	0.71	3.16	3.27	2.40	0.38	NA	0.19	0.63

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: AR IA IN IL KS KY MO NC OH TN VA WV
IPO Date: <= 06/30/03
Asset size: <=450,000,000

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE: Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY (1): NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	FIRST FEDERAL S&LA OF HAZARD		**-**	**139,823**	**0.83**	**3.70**	**2.54**	**1.58**	**(0.03)**	**0.86**	**0.00**	**0.48**
	FRANKFORT FIRST BANCORP, INC		**07/10/95**	**138,118**	**0.69**	**5.37**	**2.39**	**1.37**	**0.05**	**0.27**	**0.00**	**0.06**
	COMBINED - PRE CONV/MERGER		**-**	**277,941**	**0.76**	**4.31**	**2.43**	**1.48**	**0.01**	**0.57**	**0.00**	**0.27**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/03	< 450,000	0.60 - 1.15	5.00 - 12.00	2.25 - 3.50	1.40 - 2.50	< 1.00	< 1.50	< 0.60	> 0.20
LWFH	Lawrence Financial Holdings	OH	12/29/00	125,024	0.26	2.43	3.99	3.26	0.64	1.77	0.08	0.79
AFBA	Allied First Bancorp Inc.	IL	12/31/01	127,891	0.43	5.02	3.24	2.83	0.58	0.04	0.00	0.49
GCFC	Central Federal Corp.	OH	12/30/98	128,953	-1.67	-9.32	1.98	4.88	0.56	0.58	0.29	0.36
LXMO	Lexington B&L Financial Corp.	MO	06/06/96	134,885	0.67	6.54	2.75	1.99	0.50	1.42	0.00	0.62
CDLX	Coddle Creek Financial Corp.	NC	12/31/97	135,698	NA	NA	3.72	2.67	0.23	2.93	0.00	0.65
FFDF	FFD Financial Corp.	OH	04/03/96	136,603	0.62	4.96	2.84	2.48	0.59	0.49	0.00	0.58
PSFC	Peoples-Sidney Financial Corp.	OH	04/28/97	136,792	0.68	5.49	3.23	2.18	0.10	1.43	0.03	0.53
FKKY	Frankfort First Bancorp Inc.	KY	07/10/95	138,118	0.69	5.33	2.38	1.37	0.05	NA	0.00	0.06
CSFC	City Savings Financial Corp.	IN	12/28/01	149,385	0.83	10.47	3.51	2.15	0.66	3.46	0.02	0.96
CKFB	CKF Bancorp Inc.	KY	01/04/95	151,862	1.15	11.20	3.40	1.66	0.13	1.01	0.04	0.41
HCFC	Home City Financial Corp.	OH	12/30/96	153,259	0.43	5.40	3.06	2.20	0.13	NA	0.03	0.52
MCPH	Midland Capital Holdings Corp.	IL	06/30/93	153,560	0.62	8.64	3.09	2.62	0.68	NA	0.00	0.30
LOGN	Logansport Financial Corp.	IN	06/14/95	153,868	0.79	7.50	2.65	1.56	0.42	0.88	0.02	1.15
AMFC	AMB Financial Corp.	IN	04/01/96	154,364	0.63	7.47	3.24	2.80	0.91	1.29	0.04	0.47
GTPS	Great American Bancorp	IL	06/30/95	157,261	0.73	6.77	3.60	3.99	1.92	0.04	0.17	0.76
HLFC	Home Loan Financial Corp.	OH	03/26/98	157,521	1.26	8.59	4.10	2.52	0.54	1.48	0.04	0.32
ASBP	ASB Financial Corp.	OH	05/11/95	162,674	1.22	11.49	3.92	2.46	0.46	0.66	0.06	0.61

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: AR IA IN IL KS KY MO NC OH TN VA WV
IPO Date: <= 06/30/03
Asset size: <=450,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	FIRST FEDERAL S&LA OF HAZARD		**-**	**139,823**	**0.83**	**3.70**	**2.54**	**1.58**	**(0.03)**	**0.86**	**0.00**	**0.48**
	FRANKFORT FIRST BANCORP, INC		**07/10/95**	**138,118**	**0.69**	**5.37**	**2.39**	**1.37**	**0.05**	**0.27**	**0.00**	**0.06**
	COMBINED - PRE CONV/MERGER		**-**	**277,941**	**0.76**	**4.31**	**2.43**	**1.48**	**0.01**	**0.57**	**0.00**	**0.27**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/03	< 450,000	0.60 - 1.15	5.00 - 12.00	2.25 - 3.50	1.40 - 2.50	< 1.00	< 1.50	< 0.60	> 0.20
FFSL	First Independence Corp.	KS	10/08/93	164,923	0.69	7.31	3.05	2.12	0.28	1.17	0.27	0.48
FIFG	1st Independence Finl Group	KY	10/04/95	180,442	0.08	0.63	2.70	3.08	0.41	1.36	0.31	0.54
POHF	Peoples Ohio Financial	OH	12/18/89	191,479	0.92	7.69	3.71	3.10	1.08	0.72	0.00	0.48
FFED	Fidelity Federal Bancorp	IN	08/31/87	192,757	0.10	1.26	2.47	3.66	1.49	0.53	0.00	0.36
BRBI	Blue River Bancshares Inc.	IN	06/24/98	204,480	0.14	1.57	3.25	3.23	0.44	1.76	NA	0.78
SSFC	South Street Financial Corp.	NC	10/03/96	211,671	0.41	3.46	2.89	2.43	0.41	NA	0.32	0.26
KSAV	KS Bancorp Inc.	NC	12/30/93	217,678	0.55	6.07	3.72	3.10	0.50	NA	0.47	0.65
FBTC	First BancTrust Corp.	IL	04/19/01	221,229	0.63	5.66	3.55	3.43	1.51	1.25	0.05	0.99
NEIB	Northeast Indiana Bancorp	IN	06/28/95	225,099	0.73	6.06	2.88	2.31	0.58	1.08	0.04	0.66
HFSK	HFS Bank FSB	IN	10/02/85	234,711	0.71	8.38	2.51	1.94	0.68	0.46	0.04	0.50
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	236,746	0.68	4.61	3.23	2.95	0.22	0.39	0.00	0.44
FFWC	FFW Corp.	IN	04/05/93	239,910	1.00	10.00	2.90	2.19	0.89	0.94	0.55	1.07
RIVR	River Valley Bancorp	IN	12/20/96	258,460	1.02	11.31	3.21	2.43	1.14	NA	0.00	0.88
UCBC	Union Community Bancorp	IN	12/29/97	261,540	0.75	5.61	3.22	2.09	0.26	NA	0.13	0.44
FBSI	First Bancshares Inc.	MO	12/22/93	268,195	0.78	7.86	3.20	2.46	0.91	0.97	0.07	0.45
PFED	Park Bancorp Inc.	IL	08/12/96	270,785	0.89	7.92	3.36	2.13	0.42	0.37	0.03	0.22
FFHS	First Franklin Corp.	OH	01/26/88	272,770	0.35	4.01	2.36	2.09	0.56	NA	0.02	0.53

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: AR IA IN IL KS KY MO NC OH TN VA WV
IPO Date: <= 06/30/03
Asset size: <=450,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	FIRST FEDERAL S&LA OF HAZARD		**-**	**139,823**	**0.83**	**3.70**	**2.54**	**1.58**	**(0.03)**	**0.86**	**0.00**	**0.48**
	FRANKFORT FIRST BANCORP, INC		**07/10/95**	**138,118**	**0.69**	**5.37**	**2.39**	**1.37**	**0.05**	**0.27**	**0.00**	**0.06**
	COMBINED - PRE CONV/MERGER		**-**	**277,941**	**0.76**	**4.31**	**2.43**	**1.48**	**0.01**	**0.57**	**0.00**	**0.27**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/03	< 450,000	0.60 - 1.15	5.00 - 12.00	2.25 - 3.50	1.40 - 2.50	< 1.00	< 1.50	< 0.60	> 0.20
FFBI	First Federal Bancshares Inc.	IL	09/28/00	307,723	0.45	3.61	2.77	2.16	0.49	0.55	0.06	0.30
BPLS	BankPlus FSB	IL	07/10/91	308,204	NA	NA	2.39	2.12	0.41	0.42	0.06	0.18
SMBC	Southern Missouri Bancorp Inc.	MO	04/13/94	311,893	0.98	11.13	3.29	2.19	0.60	0.11	0.05	0.63
HMKF	Hemlock Federal Financial Corp	IL	04/02/97	318,365	0.36	5.21	2.19	2.04	0.75	0.11	0.00	0.30
AFBC	Advance Financial Bancorp	WV	01/02/97	319,285	0.72	11.39	3.19	2.16	0.70	0.61	0.10	0.50
PFOH	Perpetual Federal Savings Bank	OH	04/19/91	323,725	1.54	9.40	3.30	0.96	0.01	1.54	0.49	1.14
CFSB	Citizens First Financial Corp.	IL	05/01/96	334,225	0.45	4.73	3.36	2.67	0.78	0.99	0.47	0.94
LSBI	LSB Financial Corp	IN	02/03/95	342,713	0.92	10.87	3.46	2.43	0.81	1.48	0.20	0.79
CFFC	Community Financial Corp.	VA	03/30/88	355,229	1.04	11.86	3.91	2.88	0.70	0.74	0.16	0.78
WAYN	Wayne Savings Bancshares	OH	01/09/03	386,444	0.65	5.57	3.05	2.46	0.47	NA	0.03	NA
FCAP	First Capital Inc.	IN	01/04/99	417,840	0.85	7.93	3.40	2.32	0.58	1.16	0.09	0.60
MFBC	MFB Corp.	IN	03/25/94	427,933	0.64	7.96	2.78	3.11	1.47	0.78	0.42	1.26
ASBI	Ameriana Bancorp	IN	03/02/87	428,538	-0.26	-2.86	3.12	3.16	1.09	1.69	0.13	0.74

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

EXHIBIT 40

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	FIRST FEDERAL S&LA OF HAZARD		**-**	**139,823**	**58.96**	**14.76**	**21.28**	**24.01**	**38.77**	**6.44**	**22.20**
	FRANKFORT FIRST BANCORP, INC		**07/10/95**	**138,118**	**2.33**	**2.00**	**81.43**	**90.69**	**92.69**	**31.65**	**12.68**
	COMBINED - PRE CONV/MERGER		**-**	**277,941**	**29.84**	**8.43**	**51.24**	**57.15**	**65.58**	**19.05**	**17.47**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/03	< 450,000	< 45.00	< 20.00	30.00 - 70.00	40.00 - 90.00	50.00 - 92.00	< 35.00	8.00 - 20.00
HBBI	Home Building Bancorp	IN	02/08/95	54,034	29.52	1.09	43.50	67.17	68.26	13.46	12.50
FNFI	First Niles Financial Inc.	OH	10/27/98	97,271	36.03	19.30	32.09	42.99	62.29	21.08	15.84
CIBI	Community Investors Bancorp	OH	02/07/95	121,552	16.60	1.08	65.94	79.38	80.47	17.33	11.02
LXMO	Lexington B&L Financial Corp.	MO	06/06/96	134,885	17.04	13.39	31.55	63.51	76.90	11.97	10.38
CKFB	CKF Bancorp Inc.	KY	01/04/95	151,862	6.44	3.39	58.27	87.52	90.91	9.02	10.39
FFWC	FFW Corp.	IN	04/05/93	239,910	31.93	10.96	34.40	56.76	67.72	23.23	9.43
FBSI	First Bancshares Inc.	MO	12/22/93	268,195	27.73	3.32	35.46	62.60	65.92	10.86	10.33
PFED	Park Bancorp Inc.	IL	08/12/96	270,785	17.53	15.61	37.05	61.97	77.57	24.81	11.03
LSBI	LSB Financial Corp.	IN	02/03/95	342,713	6.55	0.45	43.27	88.87	89.32	20.53	8.43
FCAP	First Capital Inc.	IN	01/04/99	417,840	15.53	3.71	48.77	75.77	79.48	15.24	10.49
	AVERAGE			209,905	20.49	7.23	43.03	68.65	75.88	16.75	10.98
	MEDIAN			195,886	17.28	3.55	40.16	65.34	77.24	16.29	10.44
	HIGH			417,840	36.03	19.30	65.94	88.87	90.91	24.81	15.84
	LOW			54,034	6.44	0.45	31.55	42.99	62.29	9.02	8.43

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE: Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1]: NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	FIRST FEDERAL S&LA OF HAZARD		**-**	**139,823**	**0.83**	**3.70**	**2.54**	**1.58**	**(0.03)**	**0.86**	**0.00**	**0.48**
	FRANKFORT FIRST BANCORP, INC		**07/10/95**	**138,118**	**0.69**	**5.37**	**2.39**	**1.37**	**0.05**	**0.27**	**0.00**	**0.06**
	COMBINED - PRE CONV/MERGER			**277,941**	**0.76**	**4.31**	**2.43**	**1.48**	**0.01**	**0.57**	**0.00**	**0.27**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/03	< 450,000	0.60 - 1.15	5.00 - 12.00	2.25 - 3.50	1.40 - 2.50	< 1.00	< 1.50	< 0.60	> 0.20
HBBI	Home Building Bancorp	IN	02/08/95	54,034	0.71	5.42	3.37	2.40	0.30	0.83	0.05	0.48
FNFI	First Niles Financial Inc.	OH	10/27/98	97,271	0.88	5.32	3.05	1.77	0.31	1.09	0.00	0.78
CIBI	Community Investors Bancorp	OH	02/07/95	121,552	0.72	6.74	3.19	2.35	0.45	0.75	0.03	0.50
LXMO	Lexington B&L Financial Corp.	MO	06/06/96	134,885	0.67	6.54	2.75	1.99	0.50	1.42	0.00	0.62
CKFB	CKF Bancorp Inc.	KY	01/04/95	151,862	1.15	11.20	3.40	1.66	0.13	1.01	0.04	0.41
FFWC	FFW Corp.	IN	04/05/93	239,910	1.00	10.00	2.90	2.19	0.89	0.94	0.55	1.07
FBSI	First Bancshares Inc.	MO	12/22/93	268,195	0.78	7.86	3.20	2.46	0.91	0.97	0.07	0.45
PFED	Park Bancorp Inc.	IL	08/12/96	270,785	0.89	7.92	3.36	2.13	0.42	0.37	0.03	0.22
LSBI	LSB Financial Corp.	IN	02/03/95	342,713	0.92	10.87	3.46	2.43	0.81	1.48	0.20	0.79
FCAP	First Capital Inc.	IN	01/04/99	417,840	0.85	7.93	3.40	2.32	0.58	1.16	0.09	0.60
		AVERAGE		209,905	0.86	7.98	3.21	2.17	0.53	1.00	0.11	0.59
		MEDIAN		195,886	0.87	7.89	3.28	2.26	0.47	0.99	0.04	0.55
		HIGH		417,840	1.15	11.20	3.46	2.46	0.91	1.48	0.55	1.07
		LOW		54,034	0.67	5.32	2.75	1.66	0.13	0.37	0.00	0.22

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 42

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter: Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	FIRST FEDERAL S&LA OF HAZARD	**Hazard**	**KY**	**1**	-	-	**139,823**	**137,571**	**33,568**	**0**	**98,751**	**31,043**
	FRANKFORT FIRST BANCORP, INC	**Frankfort**	**KY**	**3**	**NASDAQ**	**07/10/95**	**138,118**	**135,500**	**125,262**	**0**	**75,025**	**17,514**
	COMBINED - PRE CONVERSION/MGR			**4**	-	-	**277,941**	**273,071**	**158,830**	**0**	**173,776**	**48,557**
COMPARABLE GROUP												
CKFB	CKF Bancorp, Inc.	Danville	KY	3	NASDAQ	01/04/95	151,862	140,883	132,915	1,100	120,944	15,778
CIBI	Community Investors Bancorp, Inc.	Bucyrus	OH	3	NASDAQ	02/07/95	121,552	115,026	96,493	0	86,554	13,398
FFWC	FFW Corporation	Wabash	IN	4	NASDAQ	04/05/93	239,910	199,816	136,183	0	159,252	22,624
FBSI	First Bancshares, Inc.	Mountain Grove	MO	10	NASDAQ	12/22/93	268,195	238,620	167,895	498	210,181	27,700
FCAP	First Capital, Inc.	Corydon	IN	12	NASDAQ	01/04/99	417,840	378,018	316,577	5,958	307,493	43,852
FNFI	First Niles Financial, Inc.	Niles	OH	1	NASDAQ	10/27/98	97,271	72,073	41,813	0	60,566	15,403
HBBI	Home Building Bancorp, Inc.	Washington	IN	2	OTC BB	02/08/95	54,034	49,887	36,295	0	39,963	6,756
LXMO	Lexington B&L Financial Corp.	Lexington	MO	3	OTC BB	06/06/96	134,885	126,316	85,670	789	103,621	13,995
LSBI	LSB Financial Corp.	Lafayette	IN	5	NASDAQ	02/03/95	342,713	314,248	304,573	0	242,208	28,904
PFED	Park Bancorp, Inc.	Chicago	IL	3	NASDAQ	08/12/96	270,785	241,368	167,792	0	170,158	29,873
	Average			4.6			209,905	187,626	148,621	835	150,094	21,828
	Median			3.0			195,886	170,350	134,549	0	140,098	19,201
	High			12.0			417,840	378,018	316,577	5,958	307,493	43,852
	Low			1.0			54,034	49,887	36,295	0	39,963	6,756

EXHIBIT 43

KELLER & COMPANY
Columbus, Ohio
614-766-1426

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

		As a Percent of Total Assets											
	Total Assets ($000)	Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	High Risk R.E. Loans (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT													
FIRST FS&LA OF HAZARD	**139,823**	**58.96**	**14.76**	**24.01**	**0.48**	**0.00**	**0.00**	**2.27**	**0.74**	**0.86**	**98.38**	**77.06**	**0.00**
FRANKFORT FIRST BCP	**138,118**	**2.33**	**2.00**	**90.69**	**0.06**	**0.00**	**0.00**	**4.98**	**4.66**	**0.27**	**98.10**	**85.97**	**0.00**
COMBINED - PRE CONV/MGR	**277,941**	**29.80**	**8.41**	**57.15**	**0.27**	**0.00**	**0.00**	**3.62**	**2.69**	**0.57**	**98.24**	**81.52**	**0.00**
COMPARABLE GROUP													
CKFB CKF Bancorp Inc.	151,862	6.44	3.39	87.52	0.41	0.04	0.72	1.89	21.23	1.01	90.20	82.74	0.00
CIBI Community Investors Bancorp	121,552	16.60	1.08	79.38	0.50	0.03	0.00	2.88	6.50	0.75	97.45	89.90	0.03
FFWC FFW Corp.	239,910	31.93	10.96	56.76	1.07	0.55	0.00	4.34	9.79	0.94	92.42	83.36	0.00
FBSI First Bancshares Inc.	268,195	27.73	3.32	62.60	0.45	0.07	0.19	6.10	19.77	0.97	92.83	85.55	0.00
FCAP First Capital Inc.	417,840	15.53	3.71	75.77	0.60	0.09	1.43	3.45	16.43	1.16	85.08	73.96	0.00
FNFI First Niles Financial Inc.	97,271	31.02	24.30	42.99	0.78	0.00	0.00	1.40	9.44	1.09	101.31	83.75	0.00
HBBI Home Building Bancorp	54,034	29.52	1.09	67.17	0.48	0.05	0.00	2.22	9.51	0.83	87.91	81.07	0.00
LXMO Lexington B&L Financial Corp.	134,885	17.04	13.39	63.51	0.62	0.00	0.58	5.48	14.06	1.42	95.38	80.36	0.00
LSBI LSB Financial Corp.	342,713	6.55	0.45	88.87	0.79	0.20	0.00	4.13	35.83	1.48	88.07	83.53	0.00
PFED Park Bancorp Inc.	270,785	17.53	15.61	61.97	0.22	0.03	0.00	4.87	19.56	0.37	92.49	84.83	0.00
Average	209,905	19.99	7.73	68.65	0.59	0.11	0.40	3.67	16.21	1.00	92.31	82.91	0.00
Median	195,886	17.28	3.55	65.34	0.55	0.04	0.00	3.79	15.24	0.99	92.46	83.44	0.00
High	417,840	31.93	24.30	88.87	1.07	0.55	1.43	6.10	35.83	1.48	101.31	89.90	0.03
Low	54,034	6.44	0.45	42.99	0.22	0.00	0.00	1.40	6.50	0.37	85.08	73.96	0.00
ALL THRIFTS (237)													
Average	3,415,358	14.67	12.38	68.38	0.63	0.11	0.59	3.88	20.92	0.67	89.92	79.34	0.17
MIDWEST THRIFTS (100)													
Average	929,013	13.98	8.51	72.50	0.62	0.16	0.39	4.43	19.98	0.95	91.78	83.32	0.19
KENTUCKY THRIFTS (5)													
Average	220,459	12.93	6.04	78.41	0.41	0.07	0.40	4.17	12.66	0.69	90.17	84.07	0.00

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET COMPARISON
LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Tangible Capital (%)	Reg. Risk-Based Capital (%)
				As a Percent of Assets											
SUBJECT															
	FIRST FS&LA OF HAZARD	**108,780**	**31,043**	**70.63**	**6.44**	**0.74**	**0.00**	**22.20**	**(0.29)**	**22.42**	**22.20**	**22.42**	**22.42**	**22.42**	**82.40**
	FRANKFORT FIRST BCP	**120,604**	**17,514**	**54.32**	**31.65**	**1.35**	**0.00**	**12.68**	**(0.04)**	**13.08**	**12.68**	**11.85**	**11.85**	**11.85**	**23.00**
	COMBINED - PRE CONV/MGR	**229,384**	**48,557**	**62.48**	**19.05**	**1.05**	**0.00**	**17.47**	**(0.16)**	**17.81**	**17.47**	**19.66**	**19.66**	**19.66**	**43.84**
COMPARABLE GROUP															
CKFB	CKF Bancorp Inc.	136,084	15,778	79.64	9.02	0.95	0.00	10.39	0.19	6.06	10.39	9.74	8.87	8.97	15.04
CIBI	Community Investors Bancorp	108,154	13,398	71.21	17.33	0.44	0.00	11.02	0.04	6.80	11.02	11.02	10.78	10.80	19.07
FFWC	FFW Corp.	217,286	22,624	66.38	23.23	0.96	0.00	9.43	0.00	6.66	9.43	8.35	7.80	8.35	14.14
FBSI	First Bancshares Inc.	240,495	27,700	78.37	10.86	0.44	0.00	10.33	0.04	5.34	10.33	10.16	8.08	8.30	13.06
FCAP	First Capital Inc.	373,988	43,852	73.59	15.24	0.67	0.00	10.49	(0.10)	5.05	10.49	9.20	8.61	9.00	13.86
FNFI	First Niles Financial Inc.	81,868	15,403	62.27	21.08	0.82	0.00	15.84	0.25	5.96	15.84	15.84	14.42	14.57	38.72
HBBI	Home Building Bancorp	47,278	6,756	73.96	13.46	0.07	0.00	12.50	0.00	8.54	12.50	12.50	11.33	11.35	22.47
LXMO	Lexington B&L Financial Corp.	120,890	13,995	76.82	11.97	0.83	0.00	10.38	(0.28)	3.62	10.38	9.85	10.42	9.85	17.87
LSBI	LSB Financial Corp.	313,809	28,904	70.67	20.53	0.36	0.00	8.43	(0.01)	5.91	8.43	8.43	8.27	8.27	11.84
PFED	Park Bancorp Inc.	240,912	29,873	62.84	24.81	1.32	0.00	11.03	0.00	3.78	11.03	11.03	9.82	9.90	16.37
	Average	188,076	21,828	71.57	16.75	0.69	0.00	10.98	0.01	5.77	10.98	10.61	9.84	9.94	18.25
	Median	176,685	19,201	72.40	16.29	0.75	0.00	10.44	0.00	5.93	10.44	10.01	9.35	9.43	15.71
	High	373,988	43,852	79.64	24.81	1.32	0.00	15.84	0.25	8.54	15.84	15.84	14.42	14.57	38.72
	Low	47,278	6,756	62.27	9.02	0.07	0.00	8.43	(0.28)	3.62	8.43	8.35	7.80	8.27	11.84
ALL THRIFTS (237)															
	Average	3,128,054	283,356	56.68	33.30	1.59	0.00	8.29	(0.05)	1.50	8.30	8.40	7.68	7.71	13.66
MIDWEST THRIFTS (100)															
	Average	843,981	84,943	65.03	23.50	2.31	0.00	9.14	(0.05)	3.50	9.14	5.79	4.83	5.79	12.82
KENTUCKY THRIFTS (5)															
	Average	199,315	20,797	71.89	17.80	0.72	0.00	9.43	0.06	1.91	9.43	6.24	7.59	6.24	22.17

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 45

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS
($000)

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Goodwill & Intang. Amtz.	Net Real Est. Expense	Total Non-Int. Expense	Non-Recurring Expense	Net Income Before Taxes	Income Taxes	Net Inc. Before Extraord. Items	Extraord. Items	Net Income	Core Income
SUBJECT																	
	FIRST FS&LA OF HAZARD	**5,601**	**2,220**	**3,381**	**10**	**(56)**	**(35)**	**0**	**0**	**2,183**	**0**	**1,153**	**392**	**761**	**0**	**761**	**1,141**
	FRANKFORT FIRST BCP	**7,693**	**4,435**	**3,258**	**0**	**0**	**69**	**0**	**0**	**1,893**	**0**	**1,434**	**481**	**953**	**0**	**953**	**953**
	COMBINED - PRE CONV/MGR	**13,294**	**6,655**	**6,639**	**10**	**(56)**	**34**	**0**	**0**	**4,076**	**0**	**2,587**	**873**	**1,714**	**0**	**1,714**	**2,094**
COMPARABLE GROUP																	
CKFB	CKF Bancorp Inc.	8,229	3,448	4,781	60	0	197	0	0	2,407	0	2,511	837	1,674	0	1,674	1,674
CIBI	Community Investors Bancorp	6,477	2,734	3,743	100	814	542	0	0	2,861	0	1,324	446	878	0	878	878
FFWC	FFW Corp.	12,587	6,029	6,558	780	83	2,088	0	0	5,268	0	2,657	220	2,437	0	2,437	2,399
FBSI	First Bancshares Inc.	14,055	6,003	8,052	419	493	2,243	69	40	6,658	0	3,415	1,172	2,243	0	2,243	2,115
FCAP	First Capital Inc.	21,814	8,861	12,953	645	404	2,425	72	0	9,440	0	5,336	1,830	3,506	0	3,506	3,478
FNFI	First Niles Financial Inc.	4,970	2,007	2,963	0	1,810	43	0	0	1,765	13	1,488	448	1,040	0	1,040	879
HBBI	Home Building Bancorp	2,763	1,062	1,701	58	0	160	0	0	1,236	0	567	199	368	0	368	368
LXMO	Lexington B&L Financial Corp.	6,366	2,833	3,533	109	213	660	0	0	2,746	0	1,357	422	935	0	935	923
LSBI	LSB Financial Corp.	18,891	8,147	10,744	775	0	2,775	0	0	7,891	0	4,864	1,851	3,013	0	3,013	3,006
PFED	Park Bancorp Inc.	13,754	5,299	8,455	0	23	788	0	0	5,669	0	3,934	1,340	2,594	0	2,594	2,360
	Average	10,991	4,642	6,348	295	384	1,192	14	4	4,594	1	2,745	877	1,869	0	1,869	1,808
	Median	10,408	4,374	5,670	105	148	724	0	0	4,065	0	2,584	643	1,959	0	1,959	1,895
	High	21,814	8,861	12,953	780	1,810	2,775	72	40	9,440	13	5,336	1,851	3,506	0	3,506	3,478
	Low	2,763	1,062	1,701	0	0	43	0	0	1,236	0	567	199	368	0	368	368
ALL THRIFTS (237)																	
	Average	149,705	58,018	91,304	3,117	26,148	42,875	867	(130)	75,775	745	57,673	20,932	36,259	1,962	38,213	36,590
MIDWEST THRIFTS (100)																	
	Average	45,492	20,621	24,650	1,468	7,648	12,184	165	131	21,405	59	13,916	4,755	9,159	0	9,159	9,693
KENTUCKY THRIFTS (5)																	
	Average	10,509	5,069	5,441	407	231	776	10	NA	4,205	1	1,671	409	1,236	0	1,236	1,193

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON
AS A PERCENTAGE OF AVERAGE ASSETS
TRAILING FOUR QUARTERS

	Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Gain (Loss) on Sale (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT																
FIRST FS&LA OF HAZARD	**4.06**	**1.61**	**2.45**	**0.01**	**(0.04)**	**(0.03)**	**0.00**	**0.00**	**1.58**	**0.00**	**0.84**	**0.28**	**0.56**	**0.00**	**0.56**	**0.83**
FRANKFORT FIRST BCP	**5.57**	**3.21**	**2.36**	**0.00**	**0.00**	**0.05**	**0.00**	**0.00**	**1.37**	**0.00**	**1.04**	**0.35**	**0.69**	**0.00**	**0.69**	**0.69**
COMBINED - PRE CONV/MGR	**4.81**	**2.41**	**2.40**	**< 0.01**	**(0.02)**	**0.01**	**0.00**	**0.00**	**1.48**	**0.00**	**0.94**	**0.32**	**0.62**	**0.00**	**0.62**	**0.76**
COMPARABLE GROUP																
CKFB CKF Bancorp Inc.	5.66	2.37	3.29	0.04	0.00	0.14	0.00	0.00	1.66	0.00	1.73	0.58	1.15	0.00	1.15	1.15
CIBI Community Investors Bancorp	5.32	2.25	3.07	0.08	0.67	0.45	0.00	0.00	2.35	0.00	1.09	0.37	0.72	0.00	0.72	0.72
FFWC FFW Corp.	5.22	2.50	2.72	0.32	0.03	0.87	0.00	0.00	2.19	0.00	1.10	0.09	1.01	0.00	1.01	1.00
FBSI First Bancshares Inc.	5.20	2.22	2.98	0.16	0.18	0.83	0.03	0.01	2.46	0.00	1.26	0.43	0.83	0.00	0.83	0.78
FCAP First Capital Inc.	5.35	2.17	3.18	0.16	0.10	0.59	0.02	0.00	2.32	0.00	1.31	0.45	0.86	0.00	0.86	0.85
FNFI First Niles Financial Inc.	4.99	2.02	2.98	0.00	1.82	0.04	0.00	0.00	1.77	0.01	1.49	0.45	1.04	0.00	1.04	0.88
HBBI Home Building Bancorp	5.36	2.06	3.30	0.11	0.00	0.31	0.00	0.00	2.40	0.00	1.10	0.39	0.71	0.00	0.71	0.71
LXMO Lexington B&L Financial Corp.	4.61	2.05	2.56	0.08	0.15	0.48	0.00	0.00	1.99	0.00	0.98	0.31	0.68	0.00	0.68	0.67
LSBI LSB Financial Corp.	5.81	2.51	3.30	0.24	0.00	0.85	0.00	0.00	2.43	0.00	1.50	0.57	0.93	0.00	0.93	0.92
PFED Park Bancorp Inc.	5.16	1.99	3.17	0.00	0.01	0.30	0.00	0.00	2.13	0.00	1.48	0.50	0.97	0.00	0.97	0.89
Average	5.27	2.21	3.05	0.12	0.30	0.49	0.00	0.00	2.17	0.00	1.30	0.41	0.89	0.00	0.89	0.86
Median	5.27	2.20	3.12	0.10	0.07	0.46	0.00	0.00	2.25	0.00	1.29	0.44	0.89	0.00	0.89	0.87
High	5.81	2.51	3.30	0.32	1.82	0.87	0.03	0.01	2.46	0.01	1.73	0.58	1.15	0.00	1.15	1.15
Low	4.61	1.99	2.56	0.00	0.00	0.04	0.00	0.00	1.66	0.00	0.98	0.09	0.68	0.00	0.68	0.67
ALL THRIFTS (237)																
Average	4.55	1.76	2.78	0.10	0.75	1.31	0.03	(0.00)	2.31	0.02	1.76	0.64	1.11	0.06	1.17	1.01
MIDWEST THRIFTS (100)																
Average	4.96	2.25	2.72	0.16	0.80	1.34	0.02	0.00	2.36	0.01	1.53	0.52	1.01	0.00	1.01	1.01
KENTUCKY THRIFTS (5)																
Average	5.08	2.45	2.63	0.20	0.11	0.37	0.00	0.00	2.03	0.00	0.81	0.20	0.60	0.00	0.60	0.58

EXHIBIT 47

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT									
	FIRST FS&LA OF HAZARD	**4.20**	**2.16**	**2.04**	**2.54**	**0.56**	**0.83**	**2.44**	**3.70**
	FRANKFORT FIRST BCP	**5.64**	**3.72**	**1.92**	**2.39**	**0.69**	**0.69**	**5.37**	**5.37**
	COMBINED - PRE CONV/MGR	**4.87**	**2.96**	**1.91**	**2.43**	**0.62**	**0.76**	**3.53**	**4.31**
COMPARABLE GROUP									
CKFB	CKF Bancorp Inc.	5.94	3.06	2.88	3.40	1.15	1.15	11.20	11.20
CIBI	Community Investors Bancorp	6.08	3.13	2.95	3.19	0.72	0.72	6.74	6.74
FFWC	FFW Corp.	6.30	3.68	2.62	2.90	1.01	1.00	10.15	10.00
FBSI	First Bancshares Inc.	6.22	3.09	3.13	3.20	0.83	0.78	8.34	7.86
FCAP	First Capital Inc.	6.07	2.82	3.25	3.40	0.86	0.85	8.00	7.93
FNFI	First Niles Financial Inc.	5.30	2.60	2.70	3.05	1.04	0.88	6.30	5.32
HBBI	Home Building Bancorp	6.25	2.75	3.50	3.37	0.71	0.71	5.42	5.42
LXMO	Lexington B&L Financial Corp.	5.35	3.40	1.95	2.75	0.68	0.67	6.63	6.54
LSBI	LSB Financial Corp.	6.32	2.98	3.34	3.46	0.93	0.92	10.90	10.87
PFED	Park Bancorp Inc.	5.45	2.60	2.85	3.36	0.97	0.89	8.71	7.92
	Average	5.93	3.01	2.92	3.21	0.89	0.86	8.24	7.98
	Median	6.08	3.02	2.92	3.28	0.90	0.87	8.17	7.89
	High	6.32	3.68	3.50	3.46	1.15	1.15	11.20	11.20
	Low	5.30	2.60	1.95	2.75	0.68	0.67	5.42	5.32
ALL THRIFTS (237)									
	Average	5.34	2.33	3.02	3.27	1.17	1.01	14.31	12.41
MIDWEST THRIFTS (100)									
	Average	6.55	3.29	3.26	3.58	1.01	1.01	11.19	11.25
KENTUCKY THRIFTS (5)									
	Average	5.64	3.03	2.61	2.92	0.60	0.58	5.86	5.66

* Based on average interest-earning assets.

EXHIBIT 48

KELLER & COMPANY
Dublin, Ohio
614-766-1426

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

		DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD					
		12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)	Total Assets/ Employee ($000)
SUBJECT											
	FIRST FS&LA OF HAZARD	**0.00**	**0.00**	**0.00**	**0.00**	**1.93**	**55.42**	**0.17**	**15.38**	**34.00**	**9,987**
	FRANKFORT FIRST BCP	**0.00**	**1.12**	**5.14**	**148.00**	**0.07**	**22.04**	**0.00**	**NM**	**33.54**	**5,525**
	COMBINED - PRE CONV/MGR	**0.00**	**NM**	**NM**	**NM**	**0.47**	**47.51**	**0.04**	**15.38**	**33.75**	**7,127**
COMPARABLE GROUP											
CKFB	CKF Bancorp Inc.	0	0.54	3.16	45.00	0.47	41.20	0.01	375.00	33.33	5,625
CIBI	Community Investors Bancorp	0	0.35	2.52	44.23	0.63	66.89	0.03	303.03	33.69	3,683
FFWC	FFW Corp.	0	0.65	3.09	43.78	1.85	114.37	0.60	97.26	8.28	4,066
FBSI	First Bancshares Inc.	2,000	0.16	0.83	11.27	0.72	46.78	0.13	190.45	34.32	2,579
FCAP	First Capital Inc.	0	0.60	2.93	47.62	0.79	51.82	0.16	129.78	34.30	3,072
FNFI	First Niles Financial Inc.	0	0.60	3.33	75.95	1.78	71.51	0.01	0.00	30.11	8,106
HBBI	Home Building Bancorp	0	0.42	1.75	30.22	0.71	57.78	0.03	644.44	35.10	3,860
LXMO	Lexington B&L Financial Corp.	0	0.30	1.41	24.79	0.96	43.46	0.04	302.78	31.10	7,099
LSBI	LSB Financial Corp.	0	0.57	2.54	26.04	0.88	48.65	0.24	112.81	38.06	3,462
PFED	Park Bancorp Inc.	0	0.63	2.30	28.51	0.35	58.82	-0.01	NM	34.06	5,015
	Average	200	0.48	2.39	37.74	0.91	60.13	0.12	239.51	31.24	4,657
	Median	0	0.55	2.53	37.00	0.76	54.80	0.04	190.45	33.88	3,963
	High	2,000	0.65	3.33	75.95	1.85	114.37	0.60	644.44	38.06	8,106
	Low	0	0.16	0.83	11.27	0.35	41.20	-0.01	0.00	8.28	2,579
ALL THRIFTS (237)											
	Average	168.96	0.45	1.95	42.22	0.96	176.83	0.21	164.37	33.33	4,761
MIDWEST THRIFTS (100)											
	Average	22.89	0.46	2.19	48.70	0.89	127.46	0.24	174.09	34.13	4,025
KENTUCKY THRIFTS (5)											
	Average	0.00	0.55	2.79	61.15	0.55	154.05	0.04	346.74	32.89	NA

EXHIBIT 49

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION

Kentucky First Federal Bancorp
Stock Prices as of August 27, 2004

Valuation assumptions:

	Symbol		Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Pro forma price to earnings	P/E		33.42	15.86	16.05	19.13	16.12
Pro forma price to core earnings	**P/CE**		**27.91**	**16.56**	**16.12**	**23.98**	**17.02**
Pro forma price to book value	P/B		71.54%	124.01%	116.11%	150.15%	137.79%
Pro forma price to tangible bk. val.	**P/TB**		**87.54%**	**127.85%**	**117.17%**	**165.41%**	**148.16%**
Pro forma price to assets	**P/A**		**20.05%**	**13.77%**	**12.15%**	**14.61%**	**13.91%**
Pre conv. core earnings ($)	CY	$	2,094,000				
Pre conv. earnings ($)	Y	$	1,714,000				
Pre conv. book value ($)	B	$	44,206,000				
Pre conv. tangible book value ($)	TB	$	27,542,000				
Pre conversion assets ($)	A	$	277,941,000				
Conversion expense (%)	X		1.86%				
ESOP stock purchase (%)	E		3.92%				
ESOP cost of borrowings, net (%)	S		0.00%				
ESOP term of borrowings (yrs.)	T		20				
RRP amount (%)	M		1.96%				
RRP term (yrs.)	N		5				
Tax rate (%)	TAX		34.00%				
Investment rate of return, net (%)	R		0.99%				
Investment rate of return, pretax (%)			1.50%				
Percent sold (%)	PCT		100.00%				
Shares issued to target			1,316,250				
% of total shares to target (%)	PT		20.25%				

Formulae to indicate midpoint pro forma value:

1. P/CE method: Value = $\frac{P/CE*CY}{1-P/CE*PCT*((1-X-E-M-PT)*R-(1-TAX)*E/T-(1-TAX)*M/N))}$ = $ 64,258,889

2. P/TB method: Value = $\frac{P/TB*TB}{1-P/TB*PCT*(1-X-E-M-PT)}$ = $ 65,231,464

3. P/A method: Value = $\frac{P/A*A}{1-PA*PCT*(1-X-E-M-PT)}$ = $ 65,122,435

VALUATION CORRELATION AND CONCLUSIONS:

	Shares Offered to Public	Price Per Share	Gross Proceeds of Public Offering (1)	Target Shares	Total Number of Shares Issued	TOTAL VALUE	Target Pct.
Appraised value - midpoint	**5,183,750**	**$10.00**	**$51,837,500**	**1,316,250**	**6,500,000**	**$65,000,000**	**20.25%**
Minimum	4,306,737	$10.00	$43,067,370	1,218,263	5,525,000	$55,250,000	22.05%
Maximum	5,961,313	$10.00	$59,613,130	1,513,687	7,475,000	$74,750,000	20.25%
Super maximum	6,855,510	$10.00	$68,555,100	1,740,740	8,596,250	$85,962,500	20.25%

(1) Represents fully converted shares less target shares.

EXHIBIT 50

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS
Stock Prices as of August 27, 2004

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	CORE ROAA (%)	CORE ROAE (%)
KENTUCKY FIRST FEDERAL BANCORP															
Value - midpoint	**65.00**	**10.00**	**0.24**	**8.50**	**33.42**	**71.54**	**20.05**	**87.54**	**27.91**	**0.48**	**4.80**	**196.99**	**19.12**	**0.68**	**3.55**
Minimum of range	55.25	10.00	0.29	9.32	29.35	67.46	19.30	84.70	24.42	0.48	4.80	166.55	18.00	0.69	3.83
Maximum of range	74.75	10.00	0.21	7.90	38.18	74.65	25.71	89.56	31.78	0.45	4.50	214.87	20.30	0.67	3.30
Super maximum of range	85.96	10.00	0.18	7.37	43.07	77.71	29.36	91.50	36.18	0.40	4.00	222.64	21.63	0.66	3.04
ALL THRIFTS (237)															
Average	504.84	52.32	1.27	15.73	19.13	150.15	14.61	165.41	23.98	0.45	1.96	42.41	8.30	1.01	12.41
Median	57.75	20.45	1.20	14.44	16.12	137.79	13.91	148.16	17.02	0.40	2.03	34.94	9.13	0.75	7.93
KENTUCKY THRIFTS (5)															
Average	31.51	18.30	0.25	13.56	21.44	137.74	14.16	144.61	66.06	0.55	2.79	61.15	9.43	0.58	5.66
Median	30.38	18.60	0.72	13.69	15.83	129.42	12.61	147.32	24.82	0.54	3.16	44.52	10.39	0.69	5.33
COMPARABLE GROUP (10)															
Average	27.45	21.33	1.41	18.10	15.86	124.01	13.77	127.85	16.56	0.48	2.39	37.74	10.98	0.86	7.98
Median	28.04	20.93	1.32	17.16	16.05	116.11	12.15	117.17	16.12	0.55	2.53	37.00	10.44	0.87	7.89
COMPARABLE GROUP															
CKFB CKF Bancorp Inc.	27.85	19.00	1.08	10.73	15.83	177.06	18.40	190.33	15.83	0.54	3.16	45.00	10.39	1.15	11.20
CIBI Community Investors Bancorp	15.58	14.27	1.01	12.21	18.29	116.84	12.88	116.84	17.84	0.35	2.52	44.23	11.02	0.72	6.74
FFWC FFW Corp.	28.23	22.00	1.74	17.60	11.89	124.98	11.79	121.35	12.08	0.65	3.09	43.78	9.43	1.00	10.00
FBSI First Bancshares Inc.	31.94	19.28	1.35	16.71	13.58	115.38	11.92	117.49	15.15	0.16	0.83	11.27	10.33	0.78	7.86
FCAP First Capital Inc.	57.75	20.50	1.29	15.57	16.27	131.69	13.82	152.40	16.40	0.60	2.93	47.62	10.49	0.85	7.93
FNFI First Niles Financial Inc.	24.98	18.00	0.79	11.19	22.78	160.86	25.47	160.86	26.96	0.60	3.33	75.95	15.84	0.88	5.32
HBBI Home Building Bancorp	6.27	24.00	1.53	25.86	17.27	92.81	11.60	92.81	17.27	0.42	1.75	30.22	12.50	0.71	5.42
LXMO Lexington B&L Financial Corp.	13.84	21.35	1.21	21.59	17.64	98.89	10.26	104.80	17.64	0.30	1.41	24.79	10.38	0.67	6.54
LSBI LSB Financial Corp.	32.14	23.58	2.14	21.54	10.87	109.47	9.23	109.47	10.89	0.57	2.54	26.04	8.43	0.92	10.87
PFED Park Bancorp Inc.	35.89	31.34	1.91	27.95	14.18	112.13	12.37	112.13	15.58	0.63	2.30	28.51	11.03	0.89	7.92

EXHIBIT 51

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Kentucky First Federal Bancorp
At the MINIMUM of the Range

1. Gross Offering Proceeds

Minimum offering proceeds [(1)]	$	12,679,870
Less: Estimated conversion expenses		1,148,000
Net conversion proceeds	$	11,531,870

2. Generation of Additional Income

Net conversion proceeds	$	11,531,870
Less: Proceeds not invested [(2)]		2,165,800
Total conversion proceeds invested	$	9,366,070
Investment rate		0.99%
Earnings increase - return on proceeds invested	$	92,724
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		71,471
Less: RRP expense, net of taxes		142,943
Net earnings increase	$	-121,690

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/04	$	1,714,000	2,094,000
Net earnings increase		-121,690	-121,690
After conversion	$	1,592,310	1,972,310

4. Comparative Net Worth [(3)]

		Total	Tangible
Before conversion - 06/30/04	$	43,226,000	26,562,000
Net cash conversion proceeds		8,283,170	8,283,170
After conversion	$	51,509,170	34,845,170

5. Comparative Net Assets

Before conversion - 06/30/04	$	277,941,000
Conversion proceeds		8,283,170
After conversion	$	286,224,170

(1) Represents gross proceeds of minority offering less target allocation.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 52

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Kentucky First Federal Bancorp
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint offering proceeds [(1)]	$	16,087,500
Less: Estimated conversion expenses		1,208,000
Net conversion proceeds	$	14,879,500

2. Generation of Additional Income

Net conversion proceeds	$	14,879,500
Less: Proceeds not invested [(2)]		2,548,000
Total conversion proceeds invested	$	12,331,500
Investment rate		0.99%
Earnings increase - return on proceeds invested	$	122,082
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		84,084
Less: RRP expense, net of taxes		168,168
Net earnings increase	$	-130,170

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/04	$	1,714,000	2,094,000
Net earnings increase		-130,170	-130,170
After conversion	$	1,583,830	1,963,830

4. Comparative Net Worth [(3)]

		Total	Tangible
Before conversion - 06/30/04	$	44,206,000	27,542,000
Conversion proceeds		11,057,500	11,057,500
After conversion	$	55,263,500	38,599,500

5. Comparative Net Assets

Before conversion - 06/30/04	$	277,941,000
Conversion proceeds		11,057,500
After conversion	$	288,998,500

(1) Represents gross proceeds of minority offering less target allocation.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 53

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Kentucky First Federal Bancorp
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum offering proceeds (1)	$	18,500,630
Less: Estimated conversion expenses		1,268,000
Net conversion proceeds	$	17,232,630

2. Generation of Additional Income

Net conversion proceeds	$	17,232,630
Less: Proceeds not invested (2)		2,930,200
Total conversion proceeds invested	$	14,302,430
Investment rate		0.99%
Earnings increase - return on proceeds invested	$	141,594
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		96,697
Less: RRP expense, net of taxes		193,393
Net earnings increase	$	-148,496

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/04	$	1,714,000	2,094,000
Net earnings increase		-148,496	-148,496
After conversion	$	1,565,504	1,945,504

4. Comparative Net Worth (3)

		Total	Tangible
Before conversion - 06/30/04	$	46,180,000	29,516,000
Conversion proceeds		12,837,330	12,837,330
After conversion	$	59,017,330	42,353,330

5. Comparative Net Assets

Before conversion - 06/30/04	$	277,941,000
Conversion proceeds		12,837,330
After conversion	$	290,778,330

(1) Represents gross proceeds of minority offering less target allocation.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 54

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Kentucky First Federal Bancorp
At the SUPER MAXIMUM

1. Gross Conversion Proceeds

Super-maximum offering proceeds [(1)]	$	21,275,725
Less: Estimated conversion expenses		1,337,000
Net conversion proceeds	$	19,938,725

2. Generation of Additional Income

Net conversion proceeds	$	19,938,725
Less: Proceeds not invested [(2)]		3,369,730
Total conversion proceeds invested	$	16,568,995
Investment rate		0.99%
Earnings increase - return on proceeds invested	$	164,033
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		111,201
Less: RRP expense, net of taxes		222,402
Net earnings increase	$	-169,570

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/04	$	1,714,000	2,094,000
Net earnings increase		-169,570	-169,570
After conversion	$	1,544,430	1,924,430

4. Comparative Net Worth [(3)]

		Total	Tangible
Before conversion - 06/30/04	$	48,450,000	31,786,000
Conversion proceeds		14,884,130	14,884,130
After conversion	$	63,334,130	46,670,130

5. Comparative Net Assets

Before conversion - 06/30/04	$	277,941,000
Conversion proceeds		14,884,130
After conversion	$	292,825,130

(1) Represents gross proceeds of minority offering less target allocation.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 55

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Kentucky First		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	33.42 x		110.72%	108.23%
Price/book value	71.54 %		(42.31)%	(38.38)%
Price/assets	20.05 %		45.55%	65.07%
Price/tangible book value	87.54 %	*	(31.53)%	(25.28)%
Price/core earnings	27.91 x		68.47%	73.16%
Minimum of range:				
Price/earnings	29.35 x		85.06%	82.87%
Price/book value	67.46 %		(45.60)%	(41.90)%
Price/assets	19.30 %		40.14%	58.94%
Price/tangible book value	84.70 %	*	(33.75)%	(27.71)%
Price/core earnings	24.42 x		47.43%	51.54%
Maximum of range:				
Price/earnings	38.18 x		140.71%	137.86%
Price/book value	74.65 %		(39.80)%	(35.70)%
Price/assets	25.71 %		86.63%	111.67%
Price/tangible book value	89.56 %	*	(29.95)%	(23.56)%
Price/core earnings	31.78 x		91.86%	97.21%
Super maximum of range:				
Price/earnings	43.07 x		171.57%	168.36%
Price/book value	77.71 %		(37.33)%	(33.07)%
Price/assets	29.36 %		113.13%	141.71%
Price/tangible book value	91.50 %	*	(28.43)%	(21.91)%
Price/core earnings	36.18 x		118.44%	124.53%

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017
(614) 766-1426
(614) 766-1459 FAX

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a full service consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. The firm consults primarily in the areas of regulatory and compliance matters, financial analysis and strategic planning, stock valuations and appraisals, mergers and acquisitions, mutual to stock conversions, conversion/mergers and branching. Since its inception in 1985, KELLER & COMPANY has provided a wide range of consulting services to over 150 financial institutions including thrifts, banks, mortgage companies and holding companies located in twenty-three states, extending from Oregon to Massachusetts. KELLER & COMPANY is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over twenty-two years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of KELLER & COMPANY to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, KELLER & COMPANY has become one of the leading consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over twenty-four years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from Wooster College with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

JOHN A. SHAFFER has over twenty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

JAMES E. CAMPBELL has over twenty-five years experience in the banking and thrift industry. He served in upper management and was involved in asset and liability management, lending policy, retail management, public policy and Community Reinvestment Act policy.

From 1969 to 1991, Mr. Campbell was employed by National City Bank of Columbus, Ohio. He was appointed Executive Vice President of the Retail Banking Group in 1984. He had management responsibility for 135 banking officers with over 1,500 associates in Central and Southern Ohio. He also managed the consumer and real estate functions of the Bank.

Mr. Campbell became Chairman, President and Chief Executive Officer of Jefferson Savings Bank, West Jefferson, Ohio in 1993 and remained with them until the bank was sold in 1997.

Mr. Campbell graduated from Stonier School of Bank, Rutgers University in 1979.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

September 8, 2004
Date

Michael R. Keller

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, First Federal Savings and Loan Association, in the amount of $29,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

[signature]

MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 8th day of September 2004.

NOTARIAL SEAL STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
11/4/07

[signature]

NOTARY PUBLIC